[redacted]

12028526

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 19, 2012

Matthew J. Maletta
Allergan, Inc.
maletta_matthew@allergan.com

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 11-19-12

Re: Allergan, Inc.
Incoming letter dated November 14, 2012

Dear Mr. Maletta:

This is in response to your letter dated November 14, 2012 concerning the shareholder proposal submitted to Allergan by John Chevedden. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Ted Yu
Senior Special Counsel

Enclosure

cc: John Chevedden
FISMA & OMB Memorandum M-07-16

Received SEC

NOV 19 2012

Washington, DC 20549

November 19, 2012

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Allergan, Inc.
Incoming letter dated November 14, 2012

The proposal requests that the board "undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting."

We are unable to concur in your view that Allergan may exclude portions of the supporting statement under rule 14a-8(i)(3). We are unable to conclude that you have demonstrated objectively that the portions of the supporting statement you reference are materially false or misleading. Accordingly, we do not believe that Allergan may omit portions of the supporting statement from its proxy materials in reliance on rule 14a-8(i)(3).

Sincerely,

Ted Yu
Senior Special Counsel

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

ALLERGAN

2525 Dupont Drive, P.O. Box 19534, Irvine, California, USA 92623-9534 Telephone: (714) 246-4500 Website: www.allergan.com

Matthew J. Maletta
Vice President,
Associate General Counsel and Secretary
Telephone: (714) 246-5185
Facsimile: (714) 246-4774
maletta_matthew@allergan.com

November 14, 2012

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Allergan, Inc. — Notice of Intent to Omit Statements in Support of a Stockholder Proposal from Proxy Materials and Request for No-Action Ruling

Ladies and Gentlemen:

This letter is to inform you that Allergan, Inc. (the "Company") intends to omit from its proxy statement and form of proxy for its 2013 Annual Meeting of Stockholders (collectively, the "2013 Proxy Materials") certain statements in support of a stockholder proposal (the "Proposal") submitted by John Chevedden (the "Proponent") pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, as amended.

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than 80 calendar days before the Company intends to file its definitive 2013 Proxy Materials with the Commission; and
- concurrently sent copies of this correspondence to the Proponent.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("SLB 14D"), we are emailing this letter and its attachments to the staff of the Division of Corporation Finance (the "Staff") at shareholderproposals@sec.gov.

Rule 14a-8(k) and SLB 14D provide that stockholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the Staff. Accordingly, the Company takes this opportunity to inform the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should concurrently be furnished to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

I. THE PROPOSAL

The Proposal is captioned "Right to Act by Written Consent" and requests that the Company "undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting." A copy of the Proposal is attached to this letter as Exhibit A.

II. BACKGROUND

The Company received the Proposal accompanied by a cover letter from the Proponent via email on October 18, 2012 (the "Initial Mailing"). On October 24, 2012, the Company received two letters via email from the Proponent verifying the Proponent's ownership of the requisite number of shares for the requisite period (together with the Initial Mailing, the "Proponent Mailing"). A copy of the Proponent Mailing is attached hereto as Exhibit B.

III. BASIS FOR EXCLUSION

Rule 14a-8(i)(3) and Rule 14a-9 – Certain Statements in Support of the Proposal May Be Excluded Pursuant to Rule 14a-8(i)(3) Because They Are Materially False and Misleading in Violation of Rule 14a-9.

Rule 14a-8(i)(3) provides that a company may exclude from its proxy materials a shareholder proposal if the proposal or supporting statement is "contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials." Specifically, Rule 14a-9 provides that no solicitation shall be made by means of any proxy statement containing "any statement, which, at the time and in light of the circumstances under which it is made, is false or misleading with respect to any material fact, or which omits to state any material fact necessary in order to make the statements therein not false or misleading." In Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"), the Staff confirmed that Rule 14a-8(i)(3) permits a company to modify a proposal or supporting statement if, among other things, "the company demonstrates objectively that a factual statement is materially false or misleading."

The Staff has consistently recognized that portions of a proposal may be revised or excluded under Rule 14a-8(i)(3). *See, e.g.* U.S. Bancorp (January 27, 2003) (excluding as misleading generalized and unsubstantiated points in supporting statement); Sysco Corp. (September 4, 2002) (excluding as misleading portions of supporting statement that were unverifiable and irrelevant to the proposal's thrust); Wal-Mart Stores (March 14, 2003) (excluding portions of supporting statement that were irrelevant or unverified, and requiring citation to factual sources for unsubstantiated claims); Mirant Corp. (January 28, 2003) (excluding unsubstantiated accusation regarding the effect of certain bonuses as inciting stockholder anger, and hence misleading); First Mariner Bancorp (March 3, 2003) (excluding as misleading a portion of the supporting statement as irrelevant and more likely to anger than to inform the stockholders).

Certain statements included in support of the Proposal are materially false and misleading. Therefore, we request that the Staff permit the Company to amend the statement in support of the Proposal in the Company's 2013 proxy statement, as marked on Exhibit C. Specifically, the Company requests the exclusion of the following five statements, each of which is false and misleading with respect to material facts: (1) that F. Michael Ball served as the Company's Chief Executive Officer and has been compensated by the Company in such capacity; (2) that the Company's executives received "performance share units" that pay out for sub-median Total Shareholder Return; (3) that shareholder returns were negative 32% over a one year period; (4) that the Company retains a poison pill with a 15% trigger; and (5) that the transition by the Company to an annual election of each director was delayed until 2015.

1. F. Michael Ball Does Not Currently Serve, And Has Never Served, As The Company's Chief Executive Officer

In the statement of support of the Proposal, the Proponent asserts:

"GMI/The Corporate Library, an independent investment research firm, said there is ongoing concern regarding our company's executive pay practices. Despite being CEO for less than a year, Michael Ball received 2011 total summary pay of $12 million. The bulk of this ($8.5 million) consisted of stock options and restricted stock, both of which simply vest over time without performance-contingent criteria."

The Company respectfully advises the Staff that its currently serving Chairman of the Board, President and Chief Executive Officer, David E.I. Pyott, has served as the Company's Chief Executive Officer continuously since 1998. In addition, the stated compensation figures are materially different than those received by Mr. Pyott. A copy of the Summary Compensation Table of the Company's proxy for its 2012 Annual Meeting of Stockholders is attached hereto as Exhibit D. We note that Mr. Ball is the former President of the Company and that he departed the Company in March 2011 (and was not a named executive officer in the Company's 2012 proxy statement (see Exhibit D)). We also note that Mr. Ball is currently the Chief Executive Officer of Hospira, Inc., and that the Proposal's stated compensation figures reflect Mr. Ball's compensation as disclosed by Hospira in its 2012 proxy statement.

The above statements regarding Mr. Ball in support of the Proposal are false and misleading because they inaccurately reflect the state of affairs and organizational structure of the Company.

2. The Company Does Not Pay "Performance Share Units"

The statement in support of the Proposal states: "In addition, our highest-paid executives received performance share units that pay out for sub-median Total Shareholder Return – 25% is given to our executives even if our company under performs 75% of its peers. Underperforming industry peers should not result in extra pay for our highest-paid executives."

The Company respectfully advises the Staff that the Company does not pay "performance share units" and, similar to statements identified above, it appears the Proponent has confused disclosure in the proxy statement for Hospira Inc.'s 2012 annual meeting for disclosure applicable to the Company. In the Long-Term Equity Compensation section of the proxy statement for Hospira, Inc.'s 2012 annual meeting attached hereto as Exhibit E, page 34 includes a table illustrating the "Hospira Percentile Rank" of total shareholder return against the percentage of "performance share units" its executive officers receive. The Compensation Discussion and Analysis included in the Company's proxy statement for the 2012 annual meeting of stockholders clearly describes the pay practices and compensation received by the Company's named executive officers, which compensation does not include "performance share units."

The above statements regarding the Company's equity compensation in support of the Proposal are false and misleading because they inaccurately reflect the state of affairs of the Company.

3. The Company's One-Year Total Stockholder Return as of December 31, 2011 Was Positive 28.1%, Which Exceeded the 75th Percentile of the Company's Peers

The statement in support of the Proposal states: "Shareholder returns were negative 32% (-) over one-year compared to positive returns for the S&P 500 and our industry peers."

The Company respectfully advises the Staff that the Company's Total Stockholder Return for the 1-year, 3-year and 5-year periods ending in 2011 were positive 28.1%, 30.0% and 8.3%, respectively. This information was presented graphically and described in the Compensation Disclosure and Analysis section of the Company's proxy statement for the 2012 annual meeting of stockholders, the description of which from the Company's 2012 proxy statement is attached hereto as Exhibit F.

The above statement regarding the Company's stockholder returns in support of the Proposal is false and misleading because it inaccurately reflects the state of affairs of the Company.

4. The Company Allowed Its "Poison Pill" To Expire, Without Renewal, On February 18, 2010

The statement in support of the Proposal states: "Our company still had a poison pill with a 15% trigger . . ."

The Company respectfully advises the Staff that its "poison pill" expired on February 18, 2010, without renewal, pursuant to the terms of the Rights Agreement, dated as of January 25, 2000, between Allergan, Inc. and First Chicago Trust Company of New York, as amended on January 2, 2002, January 30, 2003 and October 7, 2005 (together, the "Rights Agreement"). The Rights Agreement is attached hereto as Exhibit G. The Company disclosed this expiration in its proxy statement for its 2010 Annual Meeting of Stockholders, and subsequently amended its Certificate of Incorporation to remove all references to the Rights Agreement. A copy of Item No. 6 of the Company's proxy for its 2010 Annual Meeting of Stockholders, disclosing the expiration of the Rights Agreement, is attached hereto as Exhibit H, and a copy of the Company's Amended and Restated Certificate of Incorporation, with all references to the Rights Agreement removed, is attached hereto as Exhibit I.

The above statement regarding the Company's poison pill in support of the Proposal is false and misleading because it inaccurately reflects the state of affairs of the Company.

5. As Of The Company's 2012 Annual Meeting Of Stockholders, All Directors Are Elected On An Annual Basis

The statement in support of the Proposal states: "... transition to annual election of each director was delayed until 2015."

The Company respectfully advises the Staff that its Certificate of Incorporation was amended and restated on May 4, 2011 to, among other things, declassify the Company's board of directors so that each director is elected annually. A copy of the Company's Amended and Restated Certificate of Incorporation is attached hereto as Exhibit I, and we respectfully point the Staff to Article 6 regarding the annual election of the Company's directors. Furthermore, the proxy statement for the Company's 2012 Annual Meeting of Stockholders, attached hereto as Exhibit J, provides for the election of each member of the Company's board of directors. The Company's Current Report on Form 8-K, filed with the Commission on May 7, 2012 and attached hereto as Exhibit K, reports that all nominees for the Company's board of directors were elected for a one year term. It appears that, once again, the Proponent has confused the corporate governance practices of Hospira, Inc. for those of the Company. The proxy statement for Hospira, Inc.'s 2012 annual meeting includes a proposal, attached hereto as Exhibit L, to gradually transition to a declassified board by 2015.

The above statement regarding the annual election of directors in support of the Proposal is false and misleading because it inaccurately reflects the state of affairs of the Company.

Further, each of the false and misleading statements in support of the Proposal that are discussed in this letter is false and misleading with respect to material facts. In the Proponent's statement of support, there is no discussion of the substantive merits of permitting stockholders to act by written consent. Rather, the Proponent's material argument is that the Proposal "should be evaluated in the context of our Company's overall corporate governance in 2012." The Proponent then uses the majority of his 500 word allotment to denigrate the corporate governance policies of the Company, often confusing the policies of the Company with those of Hospira, Inc. In the midst of his campaign to address alleged weaknesses in the Company's strong corporate governance policies, the Proponent has included the false statements identified above in an attempt to mislead the Company's stockholders that the Company's "overall corporate governance" was so bad in 2012 that the stockholders should vote in favor of the Proposal. In fact, the Company maintains a strong corporate governance profile and without the objectively false statements identified above, the Proponent's statement in support of the Proposal is materially weakened. The Proponent's repeated references to the corporate governance practices of the wrong company illustrates his lack of interest in the long-term growth of the Company and his desire to pursue a narrow agenda even if it requires publishing false and misleading information. In the context of the Proponent's statement of support of the Proposal, the statements identified above are false and misleading with respect to material facts in violation of Rule 14a-9 and therefore should be removed from the statement of support of the Proposal.

As set forth above, we believe that certain of the factual data raised in the supporting statement are objectively false and misleading with respect to material facts in violation of Rule 14a-9. We therefore request that the Staff permit the Company to amend the statement in support of the Proposal in the Company's 2013 proxy statement as marked in Exhibit C.

IV. CONCLUSION

Based upon the foregoing analysis, the Company hereby respectfully requests that the Staff confirm that it will not recommend enforcement action if the Company amends the statement in support of the Proposal in the Company's 2013 proxy statement as marked in Exhibit C. We would be happy to provide any additional information and answer any questions that the Staff may have regarding this submission.

If we can be of any further assistance in this matter, please do not hesitate to contact me at (714) 246-5185 or via email at Maletta_Matthew@Allergan.com. Please acknowledge receipt of this letter by return electronic mail. Thank you for your attention to this matter.

Sincerely,

Matthew J. Maletta
Vice President, Associate General Counsel and Secretary

cc: John Chevedden
Arnold A. Pinkston, Allergan, Inc.
Timothy K. Andrews, Allergan, Inc.
Cary K. Hyden, Latham and Watkins LLP
Michael A. Treska, Latham and Watkins LLP

(enclosures)

Exhibit A

Proposal

[AGN: Rule 14a-8 Proposal, October 18, 2012]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with our board and management having the least possible involvement with shareholders acting by written consent.

Adoption of this proposal can best be accomplished in a simple and straight-forward manner with clear and concise text of less than 100-words.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, said there is ongoing concern regarding our company's executive pay practices. Despite being CEO for less than a year, Michael Ball received 2011 total summary pay of $12 million. The bulk of this ($8.5 million) consisted of stock options and restricted stock, both of which simply vest over time without performance-contingent criteria.

Equity pay for our highest-paid executives should have performance-vesting criteria in order to assure alignment with shareholder interests. Plus market-priced stock options can reward highly-paid executives due to a rising market alone, regardless of an executive's performance. In addition, our highest-paid executives received performance share units that pay out for sub-median Total Shareholder Return – 25% is given to our executives even if our company underperforms 75% of its peers. Underperforming industry peers should not result in extra pay for our highest-paid executives.

Shareholder returns were negative 32% (-) over one-year compared to positive returns for the S&P 500 and our industry peers. Our company still had a poison pill with a 15% trigger and transition to annual election of each director was delayed until 2015.

Our CEO David Pyott was on the Edwards Lifesciences board with Robert Ingram. Such intra-board relationships can compromise a director's independence. Mr. Ingram was also on our executive pay committee and nomination committee and received our highest negative votes.

The 2012 shareholder proposal for shareholders to have the right to call a special meeting received 55% support. It might have received greater support had its title not been erased from our annual meeting ballots.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance:

Right to Act by Written Consent – Proposal 4*

<u>Exhibit B</u>

Proponent Mailing

JOHN CHEVEDDEN

FISMA & OMB Memorandum M-07-16

FISMA & OMB Memorandum M-07-16

Mr. David E.I. Pyott
Chairman of the Board
Allergan, Inc. (AGN)
2525 Dupont Dr
Irvine CA 92612

Dear Mr. Pyott,

I purchased stock and hold stock in our company because I believed our company has unrealized potential. I believe some of this unrealized potential can be unlocked by making our corporate governance more competitive. And this will be virtually cost-free and not require lay-offs.

This Rule 14a-8 proposal is respectfully submitted in support of the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements will be met including the continuous ownership of the required stock value until after the date of the respective shareholder meeting and presentation of the proposal at the annual meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication.

In the interest of company cost savings and improving the efficiency of the rule 14a-8 process please communicate via email to***FISMA & OMB Memorandum M-07-16***

Your consideration and the consideration of the Board of Directors is appreciated in support of the long-term performance of our company. Please acknowledge receipt of this proposal promptly by email to***FISMA & OMB Memorandum M-07-16***

Sincerely,

John Chevedden

October 18, 2012
Date

FISMA & OMB Memorandum M-07-16

cc: Matthew J. Maletta <maletta_matthew@allergan.com>
Corporate Secretary
PH: 714 246-4500
FX: 714-246-6987
Anthony L. Sine <Sine_Tony@Allergan.com>
Senior Corporate Counsel & Assistant Secretary
PH: (714) 246-6037
FX: (714) 246-4774

[AGN: Rule 14a-8 Proposal, October 18, 2012]

Proposal 4* – Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with our board and management having the least possible involvement with shareholders acting by written consent.

Adoption of this proposal can best be accomplished in a simple and straight-forward manner with clear and concise text of less than 100-words.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, said there is ongoing concern regarding our company's executive pay practices. Despite being CEO for less than a year, Michael Ball received 2011 total summary pay of $12 million. The bulk of this ($8.5 million) consisted of stock options and restricted stock, both of which simply vest over time without performance-contingent criteria.

Equity pay for our highest-paid executives should have performance-vesting criteria in order to assure alignment with shareholder interests. Plus market-priced stock options can reward highly-paid executives due to a rising market alone, regardless of an executive's performance. In addition, our highest-paid executives received performance share units that pay out for sub-median Total Shareholder Return – 25% is given to our executives even if our company underperforms 75% of its peers. Underperforming industry peers should not result in extra pay for our highest-paid executives.

Shareholder returns were negative 32% (-) over one-year compared to positive returns for the S&P 500 and our industry peers. Our company still had a poison pill with a 15% trigger and transition to annual election of each director was delayed until 2015.

Our CEO David Pyott was on the Edwards Lifesciences board with Robert Ingram. Such intra-board relationships can compromise a director's independence. Mr. Ingram was also on our executive pay committee and nomination committee and received our highest negative votes.

The 2012 shareholder proposal for shareholders to have the right to call a special meeting received 55% support. It might have received greater support had its title not been erased from our annual meeting ballots.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance:

Right to Act by Written Consent – Proposal 4*

Notes:
John Chevedden, ***FISMA & OMB Memorandum M-07-16*** sponsored this proposal.

Please note that the title of the proposal is part of the proposal.

*Number to be assigned by the company.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including (emphasis added):

> Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(l)(3) in the following circumstances:
>
> - the company objects to factual assertions because they are not supported;
> - the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;
> - the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or
> - the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.
>
> ***We believe that it is appropriate under rule 14a-8 for companies to address these objections in their statements of opposition.***

See also: Sun Microsystems, Inc. (July 21, 2005).
Stock will be held until after the annual meeting and the proposal will be presented at the annual meeting. Please acknowledge this proposal promptly by email***FISMA & OMB Memorandum M-07-16***

SPINNAKER TRUST

October 24, 2012

John Chevedden

FISMA & OMB Memorandum M-07-16

Dear Mr. Chevedden,

This is to confirm that you own no fewer than 90 shares of Allergan Inc., (AGN) CUSIP #018490102 and have held them continuously since at least October 1, 2011.

Spinnaker Trust acts as custodian for these shares. Northern Trust Company, a direct participant in the Depository Trust Company, in turn acts as a master custodian for Spinnaker Trust. Northern Trust is a member of the Depository Trust Company whose nominee name is Cede & Co.

These shares are held by Northern Trust as master custodian for Spinnaker Trust. All of the shares have been held continuously since at least October 1, 2011.

Sincerely,

John P.M. Higgins
Relationship Manager

123 Free Street, P.O. Box 7160, Portland, Maine 04112-7160

207-553-7160 207-553-7162 (Fax) 888-449-3512 (Toll Free) www.spinnakertrust.com

Northern Trust

October 24, 2012

John Chevedden

FISMA & OMB Memorandum M-07-16

RE Allergan Inc., (AGN) (Shareholder Resolution) CUSIP #018490102
Account #: ***FISMA & OMB Memorandum M-07-16*** Spinnaker Trust

Dear Mr. Chevedden:

The Northern Trust Company is the custodian for Spinnaker Trust. As of October 23, 2012, Spinnaker Trust held 90 shares of Allergan, Inc., (AGN) CUSIP #018490102.
The above account has continuously held at least 90 shares of AGN common stock since at least October 1, 2011.

Sincerely,

Rhonda Epler-Staggs
Northern Trust company
Correspondent Trust Services
(312) 444-4114

CC: John P.M. Higgins, Spinnaker Trust

Exhibit C

Proposed Revised Proposal

Proposal 4* -Right to Act by Written Consent

Resolved, Shareholders request that our board of directors undertake such steps as may be necessary to permit written consent by shareholders entitled to cast the minimum number of votes that would be necessary to authorize the action at a meeting at which all shareholders entitled to vote thereon were present and voting. This written consent includes all issues that shareholders may propose. This written consent is to be consistent with applicable law and consistent with our board and management having the least possible involvement with shareholders acting by written consent.

Adoption of this proposal can best be accomplished in a simple and straight-forward manner with clear and concise text of less than 100-words.

This proposal topic won majority shareholder support at 13 major companies in 2010. This included 67%-support at both Allstate and Sprint. Hundreds of major companies enable shareholder action by written consent.

This proposal should also be evaluated in the context of our Company's overall corporate governance as reported in 2012:

GMI/The Corporate Library, an independent investment research firm, said there is ongoing concern regarding our company's executive pay practices. ~~Despite being CEO for less than a year, Michael Ball received 2011 total summary pay of $12 million. The bulk of this ($8.5 million) consisted of stock options and restricted stock, both of which simply vest over time without performance-contingent criteria.~~

Equity pay for our highest-paid executives should have performance-vesting criteria in order to assure alignment with shareholder interests. Plus market-priced stock options can reward highly-paid executives due to a rising market alone, regardless of an executive's performance. ~~In addition, our highest paid executives received performance share units that pay out for sub-median Total Shareholder Return–25% is given to our executives even if our company underperforms 75% of its peers. Underperforming industry peers should not result in extra pay for our highest-paid executives.~~

~~Shareholder returns were negative 32% (-) over one-year compared to positive returns for the S&P 500 and our industry peers. Our company still had a poison pill with a 15% trigger and transition to annual election of each director was delayed until 2015.~~

Our CEO David Pyott was on the Edwards Lifesciences board with Robert Ingram. Such intra-board relationships can compromise a director's independence. Mr. Ingram was also on our executive pay committee and nomination committee and received our highest negative votes.

The 2012 shareholder proposal for shareholders to have the right to call a special meeting received 55% support. It might have received greater support had its title not been erased from our annual meeting ballots.

Please encourage our board to respond positively to this proposal to strengthen our corporate governance:

Right to Act by Written Consent- Proposal 4*

* Number to be assigned by the company.

Exhibit D

Summary Compensation Table of the Company's Proxy Statement for its 2012 Annual Meeting of Stockholders

1. Summary Compensation Table

The following table shows the compensation earned by, or awarded or paid to, each of our named executive officers for services rendered in all capacities to us and our subsidiaries for the years ended December31, 2011, 2010 and 2009.

Name and Principal Position	Year	Salary(1)	Stock Awards(2)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4)	All Other Compensation(5)	Total
David E.I. Pyott	2011	$1,300,000	$178,369	$8,730,825	$1,690,000	$2,026,942	$ 50,736	$13,976,872
ChairmanoftheBoard, President and	2010	$1,300,000	$ 82,427	$8,021,249	$1,690,000	$1,504,274	$ 50,071	$12,648,021
Chief ExecutiveOfficer	2009	$1,300,000	$ 0	$8,185,921	$1,560,000	$ 901,857	$ 46,537	$11,994,315
Jeffrey L. Edwards	2011	$ 584,808	$ 41,342	$1,909,140	$ 442,500	$ 767,816	$ 33,968	$ 3,779,574
Executive Vice President,	2010	$ 539,230	$ 16,970	$1,758,446	$ 392,400	$ 552,669	$ 30,977	$ 3,290,692
Finance and Business Development,	2009	$ 495,000	$ 0	$2,133,254	$ 321,800	$ 298,747	$ 27,583	$ 3,276,384
Chief Financial Officer								
Scott M. Whitcup,M.D.	2011	$ 594,323	$ 62,731	$2,793,864	$ 450,000	$ 523,197	$ 135,894	$ 4,560,009
Executive Vice President,	2010	$ 549,553	$ 7,096	$1,758,446	$ 396,600	$ 367,511	$ 133,561	$ 3,212,767
Researchand Development,	2009	$ 540,000	$401,600	$2,002,709	$ 351,000	$ 233,881	$ 131,531	$ 3,660,721
Chief Scientific Officer								
Douglas S. Ingram	2011	$ 567,784	$ 50,563	$1,909,140	$ 427,500	$ 576,656	$1,917,520	$ 5,449,163
Executive Vice President,	2010	$ 549,555	$ 18,567	$1,758,446	$ 396,500	$ 452,763	$ 297,172	$ 3,473,003
President, Europe, Africa, Middle East	2009	$ 540,000	$ 0	$2,002,709	$ 351,000	$ 210,384	$ 17,637	$ 3,121,730
David J. Endicott	2011	$ 515,692	$423,928	$1,210,674	$ 312,000	$ 584,969	$2,445,282	$ 5,492,545
Corporate Vice President,								
President, Allergan Medical,								
Asia Pacific and Latin America								

(1) The amounts shown include amounts of salary earned but deferred at the election of the named executive officer under the Savings and Investment Plan and the Executive Deferred Compensation.

(2) The amounts shown are the grant date fair values of stock and option awards granted in the year indicated as computed in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions used to determine the grant date fair values in 2011, see Note 10, *Employee Stock Plans*, to our Notes to Consolidated Financial Statements included in our annual report on Form10 -K for the year ended December31, 2011. Awards payable to our named executive officers under our Executive Bonus Plan and our Management Bonus Plan in excess of 100% of the participant's target bonus were paid out in shares of restricted stock or restricted stock units that vest in full on the second anniversary of the grant date, subject generally to continued employment with us through such vesting date. The amounts shown in the Stock Awards column include the grant date fair value for these restricted stock awards in the year of grant.

(3) The amounts shown represent the cash portion of the bonus performance awards earned in 2011 and paid in February 2012 under our Executive Bonus Plan for Mr.Pyott and our Management Bonus Plan for all other named executive officers. Awards payable under our Executive Bonus Plan and our Management Bonus Plan in excess of 100% of the named executive officer's target bonus were paid in grants of restricted stock that generally vest in full on the second anniversary of the grant date, subject generally to continued employment with us through such vesting date. The amounts shown do not include any portion of the awards paid in grants of restricted stock awards. The grant date fair values of such awards are reflected in the Stock Awards column in the year of grant. See "Grants of Plan-Based Awards" and "Compensation Discussion and Analysis – Annual Performance-Based Cash Incentive Awards" in this Proxy Statement for a more complete description of these plans.

(4) This column includes the annual change in the actuarial present value of the named executive officer's accrued aggregate pension benefit and the nonqualified deferred compensation earnings that are above-market. The change in the actuarial present value of the accrued pension benefit for 2011 is determined by subtracting the present value of each executive's accrued benefit as of December31, 2010 from the present value of their accrued benefits as of December31, 2011. See "Pension Benefit Table" and "Compensation Discussion and Analysis – Executive Retirement Plans" in this Proxy Statement for a description of this plan.

(5) For 2011, the amounts shown include our incremental cost for the provision to our named executive officers of certain specified perquisites (as detailed below), contributions by us to the Savings and Investment Plan and the cost of term life insurance and term executive post-retirement life insurance premiums and, in the case of certain named executive officers, vacation buybacks.

Exhibit E

Long-Term Equity Compensation Section of the Proxy Statement for Hospira, Inc.'s 2012 Annual Meeting

Long-Term Equity Compensation

To enhance its ability to pay for performance and to motivate management to achieve long -term goals, the committee splits the long-term incentive award to executive officers into two components: stock options and performance share units. For both of our CEOs during the year, excluding the one-time special hiring grants for Mr.Ball, performance share units represent approximately 60% of the annual long -term incentive award and stock options represent approximately 40% of the award. The mix for the other executives covered under the plan is approximately 50% in performance share units and 50% in stock options. These allocations are intended to provide at least half of all equity in vehicles with pre-established performance conditions to ensure closer pay for performance alignment. Under our pay philosophy, the committee may provide grants of time-vested restricted stock/restricted stock units, stock options or performance share units to address retention or significant market compensation shortfalls.

In determining the amount of long -term equity granted to each executive, the committee reviewed analyses provided by Towers Watson. The committee generally targeted overall award levels at the median of competitive practice for the previously discussed peer group and published survey data, but recognized that certain award levels to some of the named officers, including Mr.Ball, were below market median. In addition, the committee considered prior award levels and its intent to focus on variable compensation in making these grants. Only the committee may award stock options and performance share units to the named officers. The committee receives the approval of the independent board members for awards to the chief executive officer.

Timing of Awards. For 2011, the committee determined that the grant date for the long -term incentive award shall be made on the later of: (i)the fifth business day following the year-end earnings release or (ii)two business days after the February compensation committee meeting. The timing of awards is not otherwise coordinated with the release of material non-public information. The timing of awards is included in a policy approved by the committee. For employees hired or promoted after the date of the annual grant, any awards made because of the hiring or promotion of such employee are generally awarded on the final New York Stock Exchange trading day of the quarter in which the hire or promotion occurs.

Performance Share Units. The performance share units are earned based on the achievement of total shareholder return over a three -year performance period relative to the performance of a pre-established peer group. The peer group consists of the companies included in the S&P500 Health Care index, excluding those companies classified as Managed Care Providers, which the committee feels represent a substantively different industry segment. For the 2011 grant, the peer group includes all of the following companies:

Abbott Laboratories
Agilent Technologies,Inc.
Allergan,Inc.
AmerisourceBergen Corp.
Amgen
Baxter InternationalInc.
Becton Dickinson
Biogen IDECInc.
Boston Scientific
Bristol-Myers Squibb
Cardinal HealthInc.
Carefusion Corp.
Celegen Corp.
Cerner Corp.
CR BardInc.
DaVitaInc.
Dentsply International
Express ScriptsInc.
Forest Laboratories
Gilead Sciences
Hospira,Inc.
Intuitive SurgicalInc.
Johnson& Johnson
Laboratory Corp. of America Holding
Life Technologies Corp.
Lilly (Eli)&Co.
McKesson Corp.
Medco Health SolutionsInc.
MedtronicInc.
Merck&Co.
MylanInc.
Patterson Cos.Inc.
PerkinElmer
PfizerInc.
Quest Diagnostics
StJude Medical
Stryker Corp.
Tenet Healthcare Corp.
Thermo Fisher Scientific
Varian Medical Systems
Waters Corporation
Watson Pharmaceuticals
Zimmer Holdings

The committee selected total shareholder return as the sole performance measure because it believes that this measure best represents the ultimate performance of the company and the desired outcome for its shareholders. Under the performance share unit program, participants receive target awards based on the competitive market and the committee's assessment of the total compensation opportunity it wants to afford the participant. The target award will be paid out if, at the end of the performance period, Hospira's total shareholder return for the three-year period is at the median of the peer group. Participants may receive up to two times the target award if Hospira's total shareholder return reaches or exceeds the 75th percentile of the peer group. Correspondingly, if Hospira's total shareholder return is below median, participants may receive a lesser award. No award will be paid out if Hospira's total shareholder return falls below the threshold established by the committee, which is the 25th percentile.

The payment levels at various percentile rankings against the peer companies are shown in the following table:

Hospira Percentile Rank	% of Units Received
75th	200%
70th	180%
65th	160%
60th	140%
55th	120%
50th	100%
45th	85%
40th	70%
35th	55%
30th	40%
25th	25%
<25th	0%

Prior to the 2010-2012 performance award cycle, participants could earn a portion of the performance share units at the end of each year (interim measurement periods) based on Hospira's total shareholder return for those years and Hospira's percentile ranking for these interim measurement periods. The maximum interim amount that may be earned for each of the two interim measurement periods is one-quarter of the performance share units originally granted. This interim amount is earned but still has a one- or two-year time-vesting period.

For the 2009-2011 performance award cycle, interim awards were earned based on our relative total return for the periods ending December31, 2009 and December31, 2010. Hospira was at the 88 th and 86th percentile of peer group total shareholder return based on performance through December31, 2009 and 2010, respectively. Based on these results, participants earned 25% of the target awards in each of 2009 and 2010. However, because our total shareholder return for the full three year cycle as of December31, 2011 was at the 12 th percentile relative to the comparator group, no additional units were earned. The table below identifies for the named officers, the number of share units that vested in March 2012:

	Number of Shares Vested from 2009 - 2011 Performance Cycle(1)				
Name	Target Award	Earned Shares 2009	Earned Shares 2010	Earned Shares 2011	Actual Vested
Mr.Ball	—	—	—	—	—
Mr.Begley	99,231	24,807.75	24,807.75	0	49,615.5
Mr.Hardy	—	—	—	—	—
Dr.Ramachandra	34,675	8,668.75	8,668.75	0	17,337.5
Mr.Smith	18,300	4,575.00	4,575.00	0	9,150
Mr.Werner	25,950	6,487.50	6,487.50	0	12,975

(1) For the 2009-2011 cycle, Hospira was at the 12th percentile of peer group total shareholder return based on performance through December31, 2011. As a result, no additional shares were earned or vested as a result of the three -year performance cycle ended on December31, 2011. Based on results of prior interim measurement periods, participants earned awards for the performance award cycle as illustrated.

The 2010-2012 and 2011-2013 performance awards will only be made at the end of the three-year performance cycle based on the three-year total shareholder return percentile ranking as measured against the peer group.

During 2011, the committee awarded performance share units to the named officers as follows:

Name	Date of Award	Number of Target Shares Underlying Award(#)	Value of Award[(1)]($)
Mr.Ball	March31, 2011	46,748	$ 2,925,000
Mr.Begley	February24, 2011	48,670	3,000,000
Mr.Hardy	February24, 2011	6,489	400,000
Dr.Ramachandra	February24, 2011	8,923	550,000
Mr.Smith	February24, 2011	7,300	450,000
Mr.Werner	February24, 2011	8,112	500,000

(1) Amount represents the grant date fair value of the award. For further details, please see Note1 to the Summary Compensation Table later in this proxy statement. The shares under these awards will vest, in whole or in part, only at the end of the three-year performance cycle, and vesting is dependent upon Hospira's performance on the three-year total shareholder return ranking as measured against the peer group defined above.

During the performance period, if a participant's employment with Hospira is involuntarily terminated with severance benefits, or if the participant dies, becomes disabled or retires at age 55 or later with at least 10years of service, the number of performance share units earned at the time will be paid within 90days after the end of the performance period. Payments are not available if termination is due to performance, illegal activity, failure to abide by our code of conduct, or other good cause. For Mr.Ball, "cause" means his willful engagement in illegal conduct or gross misconduct which is demonstrably and materially injurious to Hospira. In the event of a change of control, the participant will be deemed to have earned the target award following a change of control. This program uses the same definition for change of control as described later in this proxy statement under "Potential Payments upon Change of Control—Change of Control." All performance share units are forfeited if the participant's termination of employment during the performance period is for reasons other than death, disability, retirement or involuntary termination (with severance benefits) of employment. Although payments are generally made within 90days following the performance period, participants may elect to defer payment for up to 5years following the end of the performance period. None of our named officers have elected to defer payment of the performance share units.

Stock Options. Stock options permit the holder to buy our stock for a price equal to the stock's value when the options were awarded. Prior to the 2011 grant, one-third of the stock options vests each year. With the exception of the initial grants to Mr.Ball, the stock options granted in 2011 vest equally over a four -year period, and have a seven-year term. All future grants to Mr.Ball will vest over a four -year period.

We view stock options as an important tool in aligning the long -term interests of our stockholders and employees, as recipients only benefit if the stock price appreciates over the long-term. The committee evaluates the structure of long-term equity compensation annually to assure that its reward strategies are aligned with our strategies. Stock options are awarded annually to all eligible employees, including named officers. During 2011, the committee awarded stock options to the named officers as follows:

Name	Date of Award	Number of Shares Underlying Award(#)	Value of Award[(1)]($)
Mr.Ball [(2)]	March31, 2011	152,458	$ 2,450,000
Mr.Begley	February24, 2011	130,124	2,000,000
Mr.Hardy	February24, 2011	26,025	400,000
Dr.Ramachandra	February24, 2011	35,784	550,000
Mr.Smith	February24, 2011	29,278	450,000
Mr.Werner	February24, 2011	32,531	500,000

(1) Amount represents the grant date fair value of the award. The options granted on March31, 2011 have an exercise price of $55.29. The options granted on February24, 2011 have an exercise price of $52.61. For further details, please see Note1 to the Summary Compensation Table later in this proxy statement.

(2) The stock option award to Mr.Ball included a one -time special hiring award valued at $500,000.

The exercise price of stock options is the average of the high and low trading prices of Hospira common stock on the date of the award, which we believe is an appropriate measure of the market price of Hospira common stock. The determination of exercise prices is included in a policy approved by the committee.

Our long-term incentive award agreements also contain provisions under which we may cancel all unexercised stock options and rescind any exercise or payment of stock options during a "recapture period" if:

- For a one-year period after leaving Hospira, a person engages in business that is competitive with Hospira or solicits Hospira's customers and suppliers; or
- For a one-year period following the termination of employment, such person solicits or employs Hospira's employees.

The recapture period is the 12 -month period before or following the date the participant's employment terminates.

If such stock options are rescinded, the grantee is required to pay to Hospira the amount of any gain realized or payment received and forfeit to Hospira any shares received upon the exercise of such stock options during the recapture period. Performance share units are also subject to similar provisions that allow Hospira to terminate unearned awards and seek the return of any gains the participant makes after the awards are vested.

Other

General Administration

The compensation committee of our board oversees our executive compensation program. The committee consists entirely of independent directors and makes compensation decisions involving our named officers. The independent members of our board further review and approve all components of compensation decisions involving our CEO, including his base salary, annual cash incentive and long-term incentives. The committee has engaged an independent consultant, Towers Watson, to assist it in the performance of its duties. The consultant regularly provides the committee with analyses of competitive practice and compensation relevant to the company's executive jobs and industry. In addition, the committee routinely requests and receives information from the consultant with regard to

Exhibit F

Total Stockholder Return from the Company's Proxy Statement for its 2012 Annual Meeting of Stockholders

COMPENSATION DISCLOSURE

Compensation Discussion and Analysis

This Compensation Discussion and Analysis section discusses our executive compensation policies and programs and the compensation decisions made in 2011 for our named executive officers who are generally defined under the SEC's proxy rules as a company's chief executive officer, chief financial officer, and the other three most highly compensated employees who were serving as executive officers at year-end. For 2011, our named executive officers were:

- David E.I. Pyott, Chairman of the Board, President and Chief Executive Officer;
- Jeffrey L. Edwards, Executive Vice President, Finance and Business Development, Chief Financial Officer;
- Scott M. Whitcup, M.D., Executive Vice President, Research and Development, Chief Scientific Officer;
- Douglas S. Ingram, Executive Vice President and President, Europe, Africa and Middle East; and
- David J. Endicott, Corporate Vice President and President, Allergan Medical, Asia Pacific and Latin America.

The Board of Directors' Organization and Compensation Committee (the "Compensation Committee") administers the compensation policies and programs for our senior executives, as well as our equity-based incentive compensation plans and rewards strategies for all employees. A summary of this year's highlights follows below.

2011 Company Performance and Link to Pay Decisions

Company Financial Performance

Our executive compensation programs are designed to reward superior company performance and provide consequences for underperformance. Our trend of exceptional financial and operating results continued during 2011:

- Adjusted diluted earnings per share increased 15.5% to $3.65.
- Annual sales revenues increased 10.9% to $5,347.1 million.
- Research and development reinvestment was 16.9 % of sales revenue, or $902.8 million.

Total Stockholder Return

Our executive compensation program is designed to have a significant portion of our executives' compensation opportunity delivered in the form of equity-based compensation to tie our executives' long-term interests to those of our stockholders. Our total stockholder return (stock price appreciation plus dividends) ("TSR"), for the one, three and five-year periods ending in 2011 exceeded that of the 75th percentile of our peers:


1-Year TSR as of 12/31/11
Peer 25P 0.0%
Peer 50P 16.2%
Peer 75P 25.2%
Allergan 28.1%
3-Year TSR as of 12/31/11
Peer 25P 5.5%
Peer 50P 6.9%
Peer 75P 17.8%
Allergan 30.0%
5-Year TSR as of 12/31/11
Peer 25P -0.7%
Peer 50P 3.2%
Peer 75P 5.8%
Allergan 8.3%

Exhibit G

Rights Agreement

EXHIBIT 4

==

Allergan, Inc.

and

First Chicago Trust Company of New York

as Rights Agent

Rights Agreement

Dated as of January 25, 2000

==

RIGHTS AGREEMENT

Rights Agreement, dated as of January 25, 2000, between Allergan, Inc., a Delaware corporation (the "Company"), and First Chicago Trust Company of New York, a New York trust company, as Rights Agent (the "Rights Agent").

RECITALS

WHEREAS, on January 25, 2000, the Board of Directors of the Company adopted this Agreement, and has authorized and declared a dividend of one preferred share purchase right (a "Right") for each Common Share (as defined in Section 1.6) of the Company outstanding at the close of business on February 18, 2000 (the "Record Date") and has authorized and directed the issuance of one Right (subject to adjustment as provided herein) with respect to each Common Share that shall become outstanding between the Record Date and the earliest of the Distribution Date and the Expiration Date (as such terms are defined in Sections 3.1 and 7.1), each Right initially representing the right to purchase one one-hundredth (subject to adjustment) of a share of Series A Junior Participating Preferred Stock (the "Preferred Shares") of the Company having the rights, powers and preferences set forth in the form of Certificate of Designation attached hereto as Exhibit A, upon the terms and subject to the conditions hereinafter set forth PROVIDED, HOWEVER, that Rights may be issued with respect to Common Shares that shall become outstanding after the Distribution Date and prior to the Expiration Date in accordance with Section 22.

NOW, THEREFORE, in consideration of the premises and the mutual agreements herein set forth, the parties hereby agree as follows:

Certain Definitions. For purposes of this Agreement, the following terms have the meanings indicated:

1.1 "Acquiring Person" shall mean any Person (as such term is hereinafter defined) who or which, together with all Affiliates and Associates (as such terms are hereinafter defined) of such Person, shall be the Beneficial Owner (as such term is hereinafter defined) of 15% or more of the Common Shares of the Company then outstanding but shall not include (i) an Exempt Person (as such term is hereinafter defined) or (ii) if, as of the date hereof, any Person is the Beneficial Owner of 15% or more of the Common Shares outstanding (an "Existing Holder"), such Existing Holder shall not be or become an "Acquiring Person" unless and until such time as such Existing Holder shall become the Beneficial Owner of one or more additional Common Shares of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), unless, upon becoming the Beneficial Owner of such additional Common Shares, such Existing Holder is not then the Beneficial Owner of 15% or more of the Common Shares then outstanding. Notwithstanding the foregoing, no Person shall become an "Acquiring Person" as the result of an acquisition of Common Shares by the Company which, by reducing the number of shares outstanding, increases the proportionate number of shares beneficially owned by such Person to 15% or more of the Common Shares of the Company then outstanding; provided, however, that if a Person shall become the Beneficial

Owner of 15% or more of the Common Shares of the Company then outstanding solely by reason of share purchases by the Company and shall, after such share purchases by the Company, become the Beneficial Owner of one or more additional Common Shares of the Company (other than pursuant to a dividend or distribution paid or made by the Company on the outstanding Common Shares in Common Shares or pursuant to a split or subdivision of the outstanding Common Shares), then such Person shall be deemed to be an "Acquiring Person" unless upon becoming the Beneficial Owner of such additional shares of Common Stock such Person does not beneficially own 15% or more of the shares of Common Stock then outstanding. Notwithstanding the foregoing, if the Board of Directors of the Company determines in good faith that a Person who would otherwise be an "Acquiring Person," as defined pursuant to the foregoing provisions of this Section 1.1, has become such inadvertently (including, without limitation, because (A) such Person was unaware that it beneficially owned a percentage of Common Stock that would otherwise cause such Person to be an "Acquiring Person" or (B) such Person was aware of the extent of its Beneficial Ownership of Common Stock but had no actual knowledge of the consequences of such Beneficial Ownership under this Agreement), and without any intention of changing or influencing control of the Company, and such Person divests as promptly as practicable a sufficient number of Common Shares so that such Person would no longer be an Acquiring Person, as defined pursuant to the foregoing provisions of this Section 1.1, then such Person shall not be deemed to be or have become an "Acquiring Person" at any time for any purposes of this Agreement. For all purposes of this Agreement, any calculation of the number of Common Shares outstanding at any particular time, including for purposes of determining the particular percentage of such outstanding Common Shares of which any Person is the Beneficial Owner, shall be made in accordance with the last sentence of Rule 13d-3(d)(1)(i) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), as in effect on the date of this Agreement.

1.2 "Affiliate" and "Associate" shall have the respective meanings ascribed to such terms in Rule 12b-2 of the General Rules and Regulations, under the Exchange Act, as in effect on the date of this Agreement.

1.3 A Person shall be deemed the "Beneficial Owner" of and shall be deemed to "beneficially own" any securities:

(i) which such Person or any of such Person's Affiliates or Associates beneficially owns, directly or indirectly (as determined pursuant to Rule 13d-3 of the General Rules and Regulations under the Exchange Act as in effect on the date of this Agreement);

(ii) which such Person or any of such Person's Affiliates or Associates, directly or indirectly, has (A) the right to acquire (whether such right is exercisable immediately, or only after the passage of time, compliance with regulatory requirements, fulfillment of a condition or otherwise) pursuant to any agreement, arrangement or understanding, whether or not in writing (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), or upon the exercise of conversion rights, exchange rights, rights, warrants or options, or otherwise; PROVIDED, HOWEVER, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, (w) securities tendered pursuant to a tender or exchange offer made by or on behalf of such Person or any of such Person's Affiliates or Associates until such tendered securities are accepted for purchase or exchange, (x) securities which such Person has a right to acquire upon the exercise of Rights at any time prior to the time that any Person becomes an Acquiring Person, (y) securities issuable upon the exercise of Rights from and after the time that any Person becomes an Acquiring Person if such Rights were acquired by such Person or any of such Person's Affiliates or Associates prior to the Distribution Date or pursuant to Section 3.1 or Section 22 ("Original Rights") or pursuant to Section 11.9 or Section 11.15 with respect to an adjustment to Original Rights or (z) securities which such Person or any of such Person's Affiliates or Associates may acquire, does or do acquire or may be deemed to acquire or may be deemed to have the right to acquire, pursuant to any merger or other acquisition agreement between the Company and such Person (or one or more of such Person's Affiliates or Associates) if prior to such Person becoming an Acquiring Person the Board of Directors of the Company has approved such agreement and determined that such Person shall not be or be deemed to be the beneficial owner of such securities within the meaning of this Section 1.3.; or (B) the right to vote pursuant to any agreement, arrangement or understanding (whether or not in writing); PROVIDED, HOWEVER, that a Person shall not be deemed the Beneficial Owner of, or to beneficially own, any security under this clause (B) if the agreement, arrangement or understanding to vote such security (1) arises solely from a revocable proxy or consent given to such Person in response to a public proxy or consent solicitation made pursuant to, and in accordance with, the applicable rules and regulations of the Exchange Act and (2) is not also then reportable on Schedule 13D under the Exchange Act (or any comparable or successor report); or

(iii) which are beneficially owned, directly or indirectly, by any other Person (or any Affiliate or Associate thereof) and with respect to which such Person or any of such Person's Affiliates or Associates has any agreement, arrangement or understanding (other than customary agreements with and between underwriters and selling group members with respect to a bona fide public offering of securities), whether or not in writing, for the purpose of acquiring, holding, voting (except pursuant to a revocable proxy or consent as described in the proviso to Section 1.3(ii)(B)) or disposing of any securities of the Company;

PROVIDED, HOWEVER, that no Person who is an officer, director or employee of an Exempt Person shall be deemed, solely by reason of such Person's status or authority as such, to be the "Beneficial Owner" of, to have "Beneficial Ownership" of or to "beneficially own" any securities that are "beneficially owned" (as defined in this Section 1.3), including, without limitation, in a fiduciary capacity, by an Exempt Person or by any other such officer, director or employee of an Exempt Person.

1.4 "Business Day" shall mean any day other than a Saturday, Sunday, or a day on which banking institutions in the State of New York are authorized or obligated by law or executive order to close.

1.5 "close of business" on any given date shall mean 5:00 p.m., New York time, on such date; PROVIDED, HOWEVER, that if such date is not a Business Day it shall mean 5:00 p.m., New York time, on the next succeeding Business Day.

1.6 "Common Shares" when used with reference to the Company shall mean the shares of common stock, par value $.01 per share, of the Company. "Common Shares" when used with reference to any Person other than the Company shall mean the capital stock with the greatest voting power, or the equity securities or other equity interest having power to control or direct the management, of such other Person or, if such Person is a Subsidiary (as such term is hereinafter defined) of another Person, the Person or Persons which ultimately control such first-mentioned Person, and which has issued and outstanding such capital stock, equity securities or equity interest.

1.7 "Exempt Person" shall mean the Company, any Subsidiary of the Company, in each case including, without limitation, its fiduciary capacity, or any employee benefit plan of the Company or of any Subsidiary of the Company or any entity or trustee holding shares of capital stock of the Company for or pursuant to the terms of any such plan, or for the purpose of funding other employee benefits for employees of the Company or any Subsidiary of the Company.

1.8 "Person" shall mean any individual, partnership, joint venture, limited liability company, firm, corporation, unincorporated association, trust or other entity, and shall include any successor (by merger or otherwise) of such entity.

1.9 "Shares Acquisition Date" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, the filing of a report pursuant to Section 13(d) of the Exchange Act or pursuant to a comparable successor statute) by the Company or an Acquiring Person that an Acquiring Person has become such or that discloses information which reveals the existence of an Acquiring Person or such earlier date as a majority of the Board of Directors shall become aware of the existence of an Acquiring Person.

1.10 "Subsidiary" of any Person shall mean any corporation or other entity of which a majority of the voting power of the voting equity securities or equity interests is owned, of record or beneficially, directly or indirectly, by such Person.

1.11 A "Trigger Event" shall be deemed to have occurred upon any Person becoming an Acquiring Person.

1.12 The following terms shall have the meanings defined for such terms in the Sections set forth below:

Term	Section
Adjustment Shares	11.1.2
common stock equivalent	11.1.3
Company	Recitals
current per share market price	11.4
Current Value	11.1.3
Distribution Date	3.1
equivalent preferred stock	11.2
Exchange Act	1.1
Exchange Consideration	27
Existing Holder	1.1
Expiration Date	7.1
Final Expiration Date	7.1
Nasdaq	9
Original Rights	1.3
Preferred Shares	Recitals
Principal Party	13.2
Purchase Price	4
Record Date	Recitals
Redemption Date	7.1
Redemption Price	23.1
Right	Recitals
Right Certificate	3.1
Rights Agent	Recitals
Security	11.4
Spread	11.1.3
Substitution Period	11.1.3
Summary of Rights	3.2
Trading Day	11.4

Section 2. Appointment of Rights Agent. The Company hereby appoints the Rights Agent to act as agent for the Company and the holders of the Rights (who, in accordance with Section 3, shall prior to the Distribution Date also be the holders of the Common Shares) in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents as it may deem necessary or desirable. In the event the Company appoints one or more co-Rights Agents, the respective duties of the Rights Agent and any co-Rights Agent shall be as the Company shall determine. Contemporaneously with such appointment, if any, the Company shall notify the Rights Agent thereof.

Section 3. Issuance of Right Certificates.

3.1 Rights Evidenced by Share Certificates. Until the earlier of (i) the tenth day after the Shares Acquisition Date or (ii) the tenth Business Day after the date of the commencement of, or first public announcement of the intent of any Person (other than an Exempt Person) to commence, a tender or exchange offer the consummation of which would result in any Person (other than an Exempt Person) becoming the Beneficial Owner of Common Shares aggregating 15% or more of the then outstanding Common Shares of the Company (the earlier of (i) and (ii) being herein referred to as the "Distribution Date"), (x) the Rights (unless earlier expired, redeemed or terminated) will be evidenced (subject to the provisions of Section 3.2) by the certificates for Common Shares registered in the names of the holders thereof (which certificates for Common Shares shall also be deemed to be Right Certificates) and not by separate certificates, and (y) the Rights (and the right to receive certificates therefor) will be transferable only in connection with the transfer of the underlying Common Shares. The preceding sentence notwithstanding, prior to the occurrence of a Distribution Date specified as a result of an event described in clause (ii) (or such later Distribution Date as the Board of Directors of the Company may select pursuant to this sentence), the Board of Directors may postpone, one or more times, the Distribution Date which would occur as a result of an event described in clause (ii) beyond the date set forth in such clause (ii). Nothing herein shall permit such a postponement of a Distribution Date after a Person becomes an Acquiring Person. As soon as practicable after the Distribution Date, the Company will prepare and execute, the Rights Agent will countersign and the Company (or, if requested, the Rights Agent) will send, by first-class, postage-prepaid mail, to each record holder of Common Shares as of the close of business on the Distribution Date (other than any Acquiring Person or any Associate or Affiliate of an Acquiring Person), at the address of such holder shown on the records of the Company, one or more certificates for Rights, in substantially the form of Exhibit B hereto (a "Right Certificate"), evidencing one Right (subject to adjustment as provided herein) for each Common Share so held. As of the Distribution Date, the Rights will be evidenced solely by such Right Certificates.

3.2 Summary of Rights. On the Record Date or as soon as practicable thereafter, the Company will send or cause to be sent a copy of a Summary of Rights to Purchase Preferred Shares, in substantially the form attached hereto as Exhibit C (the "Summary of Rights"), by first-class, postage-prepaid mail, to each record holder of Common Shares as of the close of business on the Record Date at the address of such holder shown on the records of the Company. With respect to certificates for Common Shares outstanding as of the close of business on the Record Date, until the Distribution Date (or the earlier Expiration Date), the Rights will be evidenced by such certificates for Common Shares registered in the names of the holders thereof together with a copy of the Summary of Rights and the registered holders of the Common Shares shall also be registered holders of the associated Rights. Until the Distribution Date (or the earlier Expiration Date), the surrender for transfer of any certificate for Common Shares outstanding at the close of business on the Record Date, with or without a copy of the Summary of Rights, shall also constitute the transfer of the Rights associated with the Common Shares represented thereby.

3.3 New Certificates After Record Date. Certificates for Common Shares which become outstanding (whether upon issuance out of authorized but unissued Common Shares, disposition out of treasury or transfer or exchange of outstanding Common Shares) after the Record Date but prior to the earliest of the Distribution Date or the Expiration Date, shall have impressed, printed, stamped, written or otherwise affixed onto them the following legend:

> This certificate also evidences and entitles the holder hereof to certain rights as set forth in an Agreement between Allergan, Inc. (the "Company") and First Chicago Trust Company of New York, as Rights Agent, dated as of January 25, 2000, as the same may be amended from time to time (the "Agreement"), the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive offices of the Company. Under certain circumstances, as set forth in the Agreement, such Rights will be evidenced by separate certificates and will no longer be evidenced by this certificate. The Company will mail to the holder of this certificate a copy of the Agreement without charge after receipt of a written request therefor. AS DESCRIBED IN THE AGREEMENT, RIGHTS WHICH ARE OWNED BY, TRANSFERRED TO OR HAVE BEEN OWNED BY ACQUIRING PERSONS OR ASSOCIATES OR AFFILIATES THEREOF (AS DEFINED IN THE AGREEMENT) SHALL BECOME NULL AND VOID AND WILL NO LONGER BE TRANSFERABLE.

With respect to such certificates containing the foregoing legend, until the Distribution Date (or the earlier Expiration Date), the Rights associated with the Common Shares represented by such certificates shall be evidenced by such certificates alone, and the surrender for transfer of any such certificates, except as otherwise provided herein, shall also constitute the transfer of the Rights associated with the Common Shares represented thereby. In the event that the Company purchases or acquires any Common Shares after the Record Date but prior to the Distribution Date, any Rights associated with such Common Shares shall be deemed canceled and retired so that the Company shall not be entitled to exercise any Rights associated with the Common Shares which are no longer outstanding.

Notwithstanding this Section 3.3, the omission of a legend shall not affect the enforceability of any part of this Agreement or the rights of any holder of the Rights.

Section 4. Form of Right Certificates. The Right Certificates (and the forms of election to purchase shares, certification and assignment to be printed on the reverse thereof) shall be substantially the same as Exhibit B hereto and may have such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any applicable law or with any rule or regulation made pursuant thereto or with any rule or regulation of any stock exchange or trading system on which the Rights may from time to time be listed or quoted, or to conform to usage. Subject to the terms and conditions hereof, the Right Certificates, whenever issued, shall be dated as of the Record Date, and shall show the date of countersignature by the Rights Agent, and on their face shall entitle the holders thereof to purchase such number of one one-hundredths of a Preferred Share as shall be set forth therein at the price per one one-hundredth of a Preferred Share set forth therein (the

"Purchase Price"), but the number of such one one-hundredths of a Preferred Share and the Purchase Price shall be subject to adjustment as provided herein.

Section 5. Countersignature and Registration. The Right Certificates shall be executed on behalf of the Company by its Chairman of the Board of Directors, the Chief Executive Officer, President or any Vice President, either manually or by facsimile signature, and shall have affixed thereto the Company's seal or a facsimile thereof which shall be attested by the Secretary or any Assistant Secretary of the Company, either manually or by facsimile signature. The Right Certificates shall be countersigned, either manually or by facsimile signature, by an authorized signatory of the Rights Agent, but it shall not be necessary for the same signatory to countersign all of the Right Certificates hereunder. No Right Certificate shall be valid for any purpose unless so countersigned. In case any officer of the Company who shall have signed any of the Right Certificates shall cease to be such officer of the Company before countersignature by the Rights Agent and issuance and delivery by the Company, such Right Certificates, nevertheless, may be countersigned by the Rights Agent, and issued and delivered by the Company with the same force and effect as though the person who signed such Right Certificates had not ceased to be such officer of the Company; and any Right Certificate may be signed on behalf of the Company by any person who, at the actual date of the execution of such Right Certificate, shall be a proper officer of the Company to sign such Right Certificate, although at the date of the execution of this Agreement any such person was not such an officer.

Following the Distribution Date, the Rights Agent will keep or cause to be kept, at its principal office, books for registration and transfer of the Right Certificates issued hereunder. Such books shall show the names and addresses of the respective holders of the Right Certificates, the number of Rights evidenced on its face by each of the Right Certificates, the certificate number of each of the Right Certificates and the date of each of the Right Certificates.

Section 6. Transfer, Split Up, Combination and Exchange of Right Certificates; Mutilated, Destroyed, Lost or Stolen Right Certificates. Subject to the provisions of Section 11.1.2 and Section 14, at any time after the close of business on the Distribution Date, and at or prior to the close of business on the Expiration Date, any Right Certificate or Right Certificates (other than Right Certificates representing Rights that have become void pursuant to Section 11.1.2 or that have been exchanged pursuant to Section 27) may be transferred, split up or combined or exchanged for another Right Certificate or Right Certificates, entitling the registered holder to purchase a like number of one one-hundredths of a Preferred Share as the Right Certificate or Right Certificates surrendered then entitled such holder to purchase. Any registered holder desiring to transfer, split up or combine or exchange any Right Certificate shall make such request in writing delivered to the Rights Agent, and shall surrender, together with any required form of assignment and certificate duly completed, the Right Certificate or Right Certificates to be transferred, split up or combined or exchanged at the office of the Rights Agent designated for such purpose. Neither the Rights Agent nor the Company shall be obligated to take any action whatsoever with respect to the transfer of any such surrendered Right Certificate or Right Certificates until the registered holder shall have completed and signed the certificate contained in the form of assignment on the reverse side of such Right Certificate or Right Certificates and shall have provided such additional evidence of the identity of the Beneficial

Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company shall reasonably request. Thereupon the Rights Agent shall countersign and deliver to the person entitled thereto a Right Certificate or Right Certificates, as the case may be, as so requested. The Company may require payment from the holders of Right Certificates of a sum sufficient to cover any tax or governmental charge that may be imposed in connection with any transfer, split up or combination or exchange of such Right Certificates.

Subject to the provisions of Section 11.1.2 , at any time after the Distribution Date and prior to the Expiration Date, upon receipt by the Company and the Rights Agent of evidence reasonably satisfactory to them of the loss, theft, destruction or mutilation of a Right Certificate, and, in case of loss, theft or destruction, of indemnity or security reasonably satisfactory to them, and, at the Company's request, reimbursement to the Company and the Rights Agent of all reasonable expenses incidental thereto, and upon surrender to the Rights Agent and cancellation of the Right Certificate if mutilated, the Company will make and deliver a new Right Certificate of like tenor to the Rights Agent for countersignature and delivery to the registered owner in lieu of the Right Certificate so lost, stolen, destroyed or mutilated.

Section 7. Exercise of Rights; Purchase Price; Expiration Date of Rights.

7.1 Exercise of Rights. Subject to Section 11.1.2 and except as otherwise provided herein, the registered holder of any Right Certificate may exercise the Rights evidenced thereby in whole or in part at any time after the Distribution Date upon surrender of the Right Certificate, with the form of election to purchase and certification on the reverse side thereof duly executed, to the Rights Agent at the office of the Rights Agent designated for such purpose, together with payment of the aggregate Purchase Price for the total number of one one-hundredths of a Preferred Share (or other securities, cash or other assets) as to which the Rights are exercised, at or prior to the time (the "Expiration Date") that is the earliest of (i) the close of business on February 18, 2010 (the "Final Expiration Date"), (ii) the time at which the Rights are redeemed as provided in Section 23 (the "Redemption Date"), (iii) the closing of any merger or other acquisition transaction involving the Company pursuant to an agreement of the type described in Section 13.3 at which time the Rights are deemed terminated, or (iv) the time at which the Rights are exchanged as provided in Section 27.

7.2 Purchase. The Purchase Price for each one one-hundredth of a Preferred Share pursuant to the exercise of a Right shall be initially $300.00, shall be subject to adjustment from time to time as provided in Sections 11, 13 and 26 and shall be payable in lawful money of the United States of America in accordance with Section 7.3.

7.3 Payment Procedures. Upon receipt of a Right Certificate representing exercisable Rights, with the form of election to purchase and certification duly executed, accompanied by payment of the aggregate Purchase Price for the total number of one one-hundredths of a Preferred Share to be purchased and an amount equal to any applicable transfer tax required to be paid by the holder of such Right Certificate in accordance with Section 9, in cash or by certified or cashier's check or money order payable to the order of the Company, the Rights Agent shall thereupon promptly (i)(A) requisition from any transfer agent of the Preferred Shares (or make available, if the Rights Agent is the transfer agent) certificates for the number of Preferred Shares to be purchased and the Company hereby irrevocably authorizes its transfer agent to comply with all such requests, or (B) if the Company shall have elected to deposit the total number of Preferred Shares issuable upon exercise of the Rights hereunder with a depository agent, requisition from the depositary agent depositary receipts representing interests in such number of one one-hundredths of a Preferred Share as are to be purchased (in which case certificates for the Preferred Shares represented by such receipts shall be deposited by the transfer agent with the depositary agent) and the Company hereby directs the depositary agent to comply with all such requests, (ii) when appropriate, requisition from the Company the amount of cash to be paid in lieu of the issuance of fractional shares in accordance with Section 14 or otherwise in accordance with Section 11.1.3, (iii) promptly after receipt of such certificates or depositary receipts, cause the same to be delivered to or upon the order of the registered holder of such Right Certificate, registered in such name or names as may be designated by such holder and (iv) when appropriate, after receipt, promptly deliver such cash to or upon the order of the registered holder of such Right Certificate. In the event that the Company is obligated to issue other securities of the Company, pay cash and/or distribute other property pursuant to Section 11.1.3, the Company will make all arrangements necessary so that such other securities, cash and/or other property are available for distribution by the Rights Agent, if and when appropriate.

7.4 Partial Exercise. In case the registered holder of any Right Certificate shall exercise less than all the Rights evidenced thereby, a new Right Certificate evidencing Rights equivalent to the Rights remaining unexercised shall be issued by the Rights Agent and delivered to the registered holder of such Right Certificate or to his duly authorized assigns, subject to the provisions of Section 14.

7.5 Full Information Concerning Ownership. Notwithstanding anything in this Agreement to the contrary, neither the Rights Agent nor the Company shall be obligated to undertake any action with respect to a registered holder of Rights upon the occurrence of any purported exercise as set forth in this Section 7 unless the certificate contained in the form of election to purchase set forth on the reverse side of the Right Certificate surrendered for such exercise shall have been duly completed and signed by the registered holder thereof and the Company shall have been provided with such additional evidence of the identity of the Beneficial Owner (or former Beneficial Owner) or Affiliates or Associates thereof as the Company shall reasonably request.

Section 8. Cancellation and Destruction of Right Certificates. All Right Certificates surrendered for the purpose of exercise, transfer, split up, combination or exchange shall, if surrendered to the Company or to any of its agents, be delivered to the Rights Agent for cancellation or in canceled form, or, if surrendered to the Rights Agent, shall be canceled by it, and no Right Certificates shall be issued in lieu thereof except as expressly permitted by any of the provisions of this Agreement. The Company shall deliver to the Rights Agent for cancellation and retirement, and the Rights Agent shall so cancel and retire, any other Right Certificate purchased or acquired by the Company otherwise than upon the exercise thereof. The Rights Agent shall deliver all canceled Right Certificates to the Company, or shall, at the written request of the Company, destroy such canceled Right Certificates, and in such case shall deliver a certificate of destruction thereof to the Company.

Section 9. Reservation and Availability of Capital Stock. The Company covenants and agrees that from and after the Distribution Date it will cause to be reserved and kept available out of its authorized and unissued Preferred Shares (and, following the occurrence of a Trigger Event, out of its authorized and unissued Common Shares or other securities or out of its shares held in its treasury) the number of Preferred Shares (and, following the occurrence of a Trigger Event, Common Shares and/or other securities) that will be sufficient to permit the exercise in full of all outstanding Rights.

So long as the Preferred Shares (and, following the occurrence of a Trigger Event, Common Shares and/or other securities) issuable upon the exercise of Rights may be listed on any national securities exchange or traded in the over-the-counter market and quoted on the National Association of Securities Dealers, Inc. Automated Quotation System ("Nasdaq") (including the National Market or Small Cap Market), the Company shall use its best efforts to cause, from and after such time as the Rights become exercisable, all shares reserved for such issuance to be listed or admitted to trading on such exchange or quoted on Nasdaq upon official notice of issuance upon such exercise.

The Company covenants and agrees that it will take all such action as may be necessary to ensure that all Preferred Shares (and, following the occurrence of a Trigger Event, Common Shares and/or other securities) delivered upon exercise of Rights shall, at the time of delivery of the certificates for such shares (subject to payment of the Purchase Price), be duly and validly authorized and issued and fully paid and nonassessable shares.

From and after such time as the Rights become exercisable, the Company shall use its best efforts, if then necessary to permit the issuance of Preferred Shares upon the exercise of Rights, to register and qualify such Preferred Shares under the Securities Act and any applicable state securities or "Blue Sky" laws (to the extent exemptions therefrom are not available), cause such registration statement and qualifications to become effective as soon as possible after such filing and keep such registration and qualifications effective until the earlier of the date as of which the Rights are no longer exercisable for such securities and the Expiration Date. The Company may temporarily suspend, for a period of time not to exceed 90 days, the exercisability of the Rights in order to prepare and file a registration statement under the Securities Act and permit it to become effective. Upon any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended, as well as a public announcement at such time as the suspension is no longer in effect. Notwithstanding any provision of this Agreement to the contrary, the Rights shall not be exercisable in any jurisdiction unless the requisite qualification in such jurisdiction shall have been obtained and until a registration statement under the Securities Act (if required) shall have been declared effective.

The Company further covenants and agrees that it will pay when due and payable any and all Federal and state transfer taxes and charges which may be payable in respect of the issuance or delivery of the Right Certificates or of any Preferred Shares (or Common Shares and/or other securities, as the case may be) upon the exercise of Rights. The Company shall not, however, be required to pay any transfer tax which may be payable in respect of any transfer or delivery of Right Certificates to a person other than, or the issuance or delivery of certificates for the Preferred Shares (or Common Shares and/or other securities, as the case may be) in a name other than that of, the registered holder of the Right Certificate evidencing Rights surrendered for exercise or to issue or deliver any certificates for Preferred Shares (or Common Shares and/or other securities, as the case may be) in a name other than that of the registered holder upon the exercise of any Rights until any such tax shall have been paid (any such tax being payable by the holder of such Right Certificate at the time of surrender) or until it has been established to the Company's satisfaction that no such tax is due.

Section 10. Preferred Shares Record Date. Each person in whose name any certificate for Preferred Shares (or Common Shares and/or other securities, as the case may be) is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Preferred Shares (or Common Shares and/or other securities, as the case may be) represented thereby on, and such certificate shall be dated, the date upon which the Right Certificate evidencing such Rights was duly surrendered and payment of the Purchase Price (and any applicable transfer taxes) was made; PROVIDED, HOWEVER, that if the date of such surrender and payment is a date upon which the Preferred Shares (or Common Shares and/or other securities, as the case may be) transfer books of the Company are closed, such person shall be deemed to have become the record holder of such shares (fractional or otherwise) on, and such certificate shall be dated, the next succeeding Business Day on which the Preferred Shares (or Common Shares and/or other securities, as the case may be) transfer books of the Company are open. Prior to the exercise of the Rights evidenced thereby, the holder of a Right Certificate shall not be entitled to any rights of a holder of Preferred Shares for which the Rights shall be exercisable, including, without limitation, the right to vote or to receive dividends or other distributions, and shall not be entitled to receive any notice of any proceedings of the Company, except as provided herein.

Section 11. Adjustment of Purchase Price, Number of Shares or Number of Rights. The Purchase Price, the number of Preferred Shares or other securities or property purchasable upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 11.

11.1 Post-Execution Events.

11.1.1 Corporate Dividends, Reclassifications, Etc. In the event the Company shall at any time after the date of this Agreement (A) declare and pay a dividend on the Preferred Shares payable in Preferred Shares, (B) subdivide the outstanding Preferred Shares, (C) combine the outstanding Preferred Shares into a smaller number of Preferred Shares or (D) issue any shares of its capital stock in a reclassification of the Preferred Shares (including any such reclassification in connection with a consolidation or merger in which the Company is the continuing or surviving corporation), except as otherwise provided in this Section 11.1, the Purchase Price in effect at the time of the record date for such dividend or of the effective date of such subdivision, combination or reclassification, and the number and kind of shares of capital stock issuable on such date, shall be proportionately adjusted so that the holder of any Right exercised after such time shall be entitled to receive the aggregate number and kind of shares of capital stock which, if such Right had been exercised immediately prior to such date and at a time when the Preferred Shares transfer books of the Company were open, he would have owned upon such exercise and been entitled to receive by virtue of such dividend, subdivision, combination or reclassification; PROVIDED, HOWEVER, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right. If an event occurs which would require an adjustment under both Section 11.1.1 and Section 11.1.2, the adjustment provided for in this Section 11.1.1 shall be in addition to, and shall be made prior to, the adjustment required pursuant to, Section 11.1.2.

11.1.2 Acquiring Person Events; Triggering Events. Subject to Sections 23.1 and 27, in the event that a Trigger Event occurs, then, from and after the first occurrence of such event, each holder of a Right, except as provided below, shall thereafter have a right to receive, upon exercise thereof at a price per Right equal to the then current Purchase Price multiplied by the number of one one-hundredths of a Preferred Share for which a Right is then exercisable (without giving effect to this Section 11.1.2), in accordance with the terms of this Agreement and in lieu of Preferred Shares, such number of Common Shares as shall equal the result obtained by (x) multiplying the then current Purchase Price by the then number of one one-hundredths of a Preferred Share for which a Right is then exercisable (without giving effect to this Section 11.1.2) and (y) dividing that product by 50% of the current per share market price of the Common Shares (determined pursuant to Section 11.4) on the first of the date of the occurrence of, or the date of the first public announcement of, a Trigger Event (the "Adjustment Shares"); PROVIDED that the Purchase Price and the number of Adjustment Shares shall thereafter be subject to further adjustment as appropriate in accordance with Section 11.6. Notwithstanding the foregoing, upon the occurrence of a Trigger Event, any Rights that are or were acquired or beneficially owned by (1) any Acquiring Person or any Associate or Affiliate thereof, (2) a transferee of any Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee after the Acquiring Person becomes such, or (3) a transferee of any Acquiring Person (or of any such Associate or Affiliate) who becomes a transferee prior to or concurrently with the Acquiring Person becoming such and receives such Rights pursuant to either (A) a transfer (whether or not for consideration) from the Acquiring Person to holders of equity interests in such Acquiring Person or to any Person with whom the Acquiring Person has any continuing agreement, arrangement or understanding regarding the transferred Rights or (B) a transfer which the Board of Directors of the Company has determined is part of a plan, arrangement or understanding which has as a primary purpose or effect avoidance of this Section 11.1.2, and subsequent transferees, shall become void without any further action, and any holder (whether or not such holder is an Acquiring Person or an Associate or Affiliate of an Acquiring Person) of such Rights shall thereafter have no right to exercise such Rights under any provision of this Agreement or otherwise. From and after the Trigger Event, no Right Certificate shall be issued pursuant to Section 3 or Section 6 that represents Rights that are or have become void pursuant to the provisions of this paragraph, and any Right Certificate delivered to the Rights Agent that represents Rights that are or have become void pursuant to the provisions of this paragraph shall be canceled.

The Company shall use all reasonable efforts to ensure that the provisions of this Section 11.1.2 are complied with, but shall have no liability to any holder of Right Certificates or other Person as a result of its failure to make any determinations with respect to any Acquiring Person or its Affiliates, Associates or transferees hereunder.

From and after the occurrence of an event specified in Section 13.1, any Rights that theretofore have not been exercised pursuant to this Section 11.1.2 shall thereafter be exercisable only in accordance with Section 13 and not pursuant to this Section 11.1.2.

11.1.3 Insufficient Shares. The Company may at its option substitute for a Common Share issuable upon the exercise of Rights in accordance with the foregoing Section 11.1.2 a number of Preferred Shares or fraction thereof such that the current per share market price of one Preferred Share multiplied by such number or fraction is equal to the current per share market price of one Common Share. In the event that upon the occurrence of a Trigger Event there shall not be sufficient Common Shares authorized but unissued, or held by the Company as treasury shares, to permit the exercise in full of the Rights in accordance with the foregoing Section 11.1.2, the Company shall take all such action as may be necessary to authorize additional Common Shares for issuance upon exercise of the Rights, PROVIDED, HOWEVER, that if the Company determines that it is unable to cause the authorization of a sufficient number of additional Common Shares, then, in the event the Rights become exercisable, the Company, with respect to each Right and to the extent necessary and permitted by applicable law and any agreements or instruments in effect on the date hereof to which it is a party, shall: (A) determine the excess of (1) the value of the Adjustment Shares issuable upon the exercise of a Right (the "Current Value"), over (2) the Purchase Price (such excess, the "Spread") and (B) with respect to each Right (other than Rights which have become void pursuant to Section 11.1.2), make adequate provision to substitute for the Adjustment Shares, upon payment of the applicable Purchase Price, (1) cash, (2) a reduction in the Purchase Price, (3) Preferred Shares or other equity securities of the Company (including, without limitation, shares, or fractions of shares, of preferred stock which, by virtue of having dividend and liquidation rights substantially comparable to those of the Common Shares, the Board of Directors of the Company has deemed in good faith to have substantially the same value as Common Shares) (each such share of preferred stock or fractions of shares of preferred stock constituting a "common stock equivalent")), (4) debt securities of the Company, (5) other assets or (6) any combination of the foregoing having an aggregate value equal to the Current Value, where such aggregate value has been determined by the Board of Directors of the Company based upon the advice of a nationally recognized investment banking firm selected in good faith by the Board of Directors of the Company; PROVIDED, HOWEVER, that if the Company shall not have made adequate provision to deliver value pursuant to clause (B) above within thirty (30) days following the occurrence of a Trigger Event, then the Company shall be obligated to deliver, to the extent necessary and permitted by applicable law and any agreements or instruments in effect on the date hereof to which it is a party, upon the surrender for exercise of a Right and without requiring payment of the Purchase Price, Common Shares (to the extent available) and then, if necessary, such number or fractions of Preferred Shares (to the extent available) and then, if necessary, cash, which shares and/or cash have an aggregate value equal to the Spread. If the Board of Directors of the Company shall determine in good faith that it is unlikely that sufficient additional Common Shares could be authorized for issuance upon exercise in full of the Rights, the thirty (30) day period set forth above may be extended and re-extended to the extent necessary, but not more than ninety (90) days following the occurrence of a Trigger Event, in order that the Company may seek stockholder approval for the authorization of such additional shares (such period as may be extended, the "Substitution Period"). To the extent that the Company determines that some action need be taken pursuant to the second and/or third sentences of this Section 11.1.3, the Company (x) shall provide that such action shall apply uniformly to all outstanding Rights, and (y) may suspend the exercisability of the Rights until the expiration of the Substitution Period in order to seek any authorization of additional shares and/or to decide the appropriate form of distribution to be made pursuant to such first sentence and to determine the value thereof. In the event of any such suspension, the Company shall issue a public announcement stating that the exercisability of the Rights has been temporarily suspended as well as a public announcement at such time as the suspension is no longer in effect. For purposes of this Section 11.1.3, the value of a Common Share shall be the current per share market price (as determined pursuant to Section 11.4) on the date of the occurrence of a Trigger Event and the value of any "common stock equivalent" shall be deemed to have the same value as the Common Shares on such date. The Board of Directors of the Company may, but shall not be required to, establish procedures to allocate the right to receive Common Shares upon the exercise of the Rights among holders of Rights pursuant to this Section 11.1.3.

11.2 Dilutive Rights Offering. In case the Company shall fix a record date for the issuance of rights, options or warrants to all holders of Preferred Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Preferred Shares (or securities having the same rights, privileges and preferences as the Preferred Shares ("equivalent preferred stock")) or securities convertible into Preferred Shares or equivalent preferred stock at a price per Preferred Share or per share of equivalent preferred stock (or having a conversion or exercise price per share, if a security convertible into or exercisable for Preferred Shares or equivalent preferred stock) less than the current per share market price of the Preferred Shares (as determined pursuant to Section 11.4) on such record date, the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the number of Preferred Shares and shares of equivalent preferred stock outstanding on such record date plus the number of Preferred Shares and shares of equivalent preferred stock which the aggregate offering price of the total number of Preferred Shares and/or shares of equivalent preferred stock to be offered (and/or the aggregate initial conversion price of the convertible securities so to be offered) would purchase at such current per share market price and the denominator of which shall be the number of Preferred Shares and shares of equivalent preferred stock outstanding on such record date plus the number of additional Preferred Shares and/or shares of equivalent preferred stock to be offered for subscription or purchase (or into which the convertible securities so to be offered are initially convertible); PROVIDED, HOWEVER, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company issuable upon exercise of one Right. In case such subscription price may be paid in a consideration part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights. Preferred Shares and shares of equivalent preferred stock owned by or held for the account of the Company or any Subsidiary of the Company shall not be deemed outstanding for the purpose of any such computation. Such adjustments shall be made successively whenever such a record date is fixed; and in the event that such rights or warrants are not so issued, the Purchase Price shall be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

11.3 Distributions. In case the Company shall fix a record date for the making of a distribution to all holders of the Preferred Shares (including any such distribution made in connection with a consolidation or merger in which the Company is the continuing or surviving corporation) of evidences of indebtedness, cash, securities or assets (other than a regular periodic cash dividend at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or a dividend payable in Preferred Shares (which dividend, for purposes of this Agreement, shall be subject to the provisions of Section 11.1.1(A))) or convertible securities, or subscription rights or warrants (excluding those referred to in Section 11.2), the Purchase Price to be in effect after such record date shall be determined by multiplying the Purchase Price in effect immediately prior to such record date by a fraction, the numerator of which shall be the current per share market price of the Preferred Shares (as determined pursuant to Section 11.4) on such record date, less the fair market value (as determined in good faith by the Board of Directors of the Company, whose determination shall be described in a statement filed with the Rights Agent) of the portion of the cash, assets, securities or evidences of indebtedness so to be distributed or of such subscription rights or warrants applicable to one Preferred Share and the denominator of which shall be such current per share market price of the Preferred Shares (as determined pursuant to Section 11.4); PROVIDED, HOWEVER, that in no event shall the consideration to be paid upon the exercise of one Right be less than the aggregate par value of the shares of capital stock of the Company to be issued upon exercise of one Right. Such adjustments shall be made successively whenever such a record date is fixed; and in the event that such distribution is not so made, the Purchase Price shall again be adjusted to be the Purchase Price which would then be in effect if such record date had not been fixed.

11.4 Current Per Share Market Value.

11.4.1 General. For the purpose of any computation hereunder, the "current per share market price" of any security (a "Security" for the purpose of this Section 11.4.1) on any date shall be deemed to be the average of the daily closing prices per share of such Security for the thirty (30) consecutive Trading Days (as such term is hereinafter defined) immediately prior to such date; PROVIDED, HOWEVER, that in the event that the current per share market price of the Security is determined during any period following the announcement by the issuer of such Security of (i) a dividend or distribution on such Security payable in shares of such Security or securities convertible into such shares or (ii) any subdivision, combination or reclassification of such Security, and prior to the expiration of thirty (30) Trading Days after the ex-dividend date for such dividend or distribution, or the record date for such subdivision, combination or reclassification, then, and in each such case, the "current per share market price" shall be appropriately adjusted to reflect the current market price per share equivalent of such Security. The closing price for each day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Security is not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Security is listed or admitted to trading or, if the Security is not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by Nasdaq or such other system then in use, or, if on any such date the Security is not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Security selected by the Board of Directors of the Company. If on any such date no such market maker is making a market in the Security, the fair value of the Security on such date as determined in good faith by the Board of Directors of the Company shall be used. The term "Trading Day" shall mean a day on which the principal national securities exchange on which the Security is listed or admitted to trading is open for the transaction of business or, if the Security is not listed or admitted to trading on any national securities exchange, a Business Day. If the Security is not publicly held or not so listed or traded, or if on any such date the Security is not so quoted and no such market maker is making a market in the Security, "current per share market price" shall mean the fair value per share as determined in good faith by the Board of Directors of the Company or, if at the time of such determination there is an Acquiring Person, by a nationally recognized investment banking firm selected by the Board of Directors, which shall have the duty to make such determination in a reasonable and objective manner, whose determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes.

11.4.2 Preferred Shares. Notwithstanding Section 11.4.1, for the purpose of any computation hereunder, the "current per share market price" of the Preferred Shares shall be determined in the same manner as set forth above in Section 11.4.1 (other than the last sentence thereof). If the current per share market price of the Preferred Shares cannot be determined in the manner described in Section 11.4.1, the "current per share market price" of the Preferred Shares shall be conclusively deemed to be an amount equal to 100 (as such number may be appropriately adjusted for such events as stock splits, stock dividends and recapitalizations with respect to the Common Shares occurring after the date of this Agreement) multiplied by the current per share market price of the Common Shares (as determined pursuant to Section 11.4.1). If neither the Common Shares nor the Preferred Shares are publicly held or so listed or traded, or if on any such date neither the Common Shares nor the Preferred Shares are so quoted and no such market maker is making a market in either the Common Shares or the Preferred Shares, "current per share market price" of the Preferred Shares shall mean the fair value per share as determined in good faith by the Board of Directors of the Company, or, if at the time of such determination there is an Acquiring Person, by a nationally recognized investment banking firm selected by the Board of Directors of the Company, which shall have the duty to make such determination in a reasonable and objective manner, which determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes. For purposes of this Agreement, the "current per share market price" of one one-hundredth of a Preferred Share shall be equal to the "current per share market price" of one Preferred Share divided by 100.

11.5 Insignificant Changes. No adjustment in the Purchase Price shall be required unless such adjustment would require an increase or decrease of at least 1% in the Purchase Price. Any adjustments which by reason of this Section 11.5 are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under this Section 11 shall be made to the nearest cent or to the nearest one-hundred thousandth of a Preferred Share or the nearest one-hundredth of a Common Share or other share or security, as the case may be.

11.6 Shares Other Than Preferred Shares. If as a result of an adjustment made pursuant to Section 11.1, the holder of any Right thereafter exercised shall become entitled to receive any shares of capital stock of the Company other than Preferred Shares, thereafter the number of such other shares so receivable upon exercise of any Right shall be subject to adjustment from time to time in a manner and on terms as nearly equivalent as practicable to the provisions with respect to the Preferred Shares contained in Sections 11.1, 11.2, 11.3, 11.5, 11.8, 11.9 and 11.13, and the provisions of Sections 7, 9, 10, 13 and 14 with respect to the Preferred Shares shall apply on like terms to any such other shares.

11.7 Rights Issued Prior to Adjustment. All Rights originally issued by the Company subsequent to any adjustment made to the Purchase Price hereunder shall evidence the right to purchase, at the adjusted Purchase Price, the number of one one-hundredths of a Preferred Share purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

11.8 Effect of Adjustments. Unless the Company shall have exercised its election as provided in Section 11.9, upon each adjustment of the Purchase Price as a result of the calculations made in Sections 11.2 and 11.3, each Right outstanding immediately prior to the making of such adjustment shall thereafter evidence the right to purchase, at the adjusted Purchase Price, that number of one one-hundredths of a Preferred Share (calculated to the nearest one-hundred thousandth of a Preferred Share) obtained by (i) multiplying (x) the number of one

one-hundredths of a Preferred Share covered by a Right immediately prior to this adjustment by (y) the Purchase Price in effect immediately prior to such adjustment of the Purchase Price and (ii) dividing the product so obtained by the Purchase Price in effect immediately after such adjustment of the Purchase Price.

11.9 Adjustment in Number of Rights. The Company may elect on or after the date of any adjustment of the Purchase Price to adjust the number of Rights, in substitution for any adjustment in the number of one one-hundredths of a Preferred Share issuable upon the exercise of a Right. Each of the Rights outstanding after such adjustment of the number of Rights shall be exercisable for the number of one one-hundredths of a Preferred Share for which a Right was exercisable immediately prior to such adjustment. Each Right held of record prior to such adjustment of the number of Rights shall become that number of Rights (calculated to the nearest one-hundredth) obtained by dividing the Purchase Price in effect immediately prior to adjustment of the Purchase Price by the Purchase Price in effect immediately after adjustment of the Purchase Price. The Company shall make a public announcement of its election to adjust the number of Rights, indicating the record date for the adjustment, and, if known at the time, the amount of the adjustment to be made. This record date may be the date on which the Purchase Price is adjusted or any day thereafter, but, if the Right Certificates have been issued, shall be at least ten (10) days later than the date of the public announcement. If Right Certificates have been issued, upon each adjustment of the number of Rights pursuant to this Section 11.9, the Company may, as promptly as practicable, cause to be distributed to holders of record of Right Certificates on such record date Right Certificates evidencing, subject to Section 14, the additional Rights to which such holders shall be entitled as a result of such adjustment, or, at the option of the Company, shall cause to be distributed to such holders of record in substitution and replacement for the Right Certificates held by such holders prior to the date of adjustment, and upon surrender thereof, if required by the Company, new Right Certificates evidencing all the Rights to which such holders shall be entitled after such adjustment. Right Certificates so to be distributed shall be issued, executed and countersigned in the manner provided for herein (and may bear, at the option of the Company, the adjusted Purchase Price) and shall be registered in the names of the holders of record of Right Certificates on the record date specified in the public announcement.

11.10 Right Certificates Unchanged. Irrespective of any adjustment or change in the Purchase Price or the number of one one-hundredths of a Preferred Share issuable upon the exercise of the Rights, the Right Certificates theretofore and thereafter issued may continue to express the Purchase Price per share and the number of one one-hundredths of a Preferred Share which were expressed in the initial Right Certificates issued hereunder.

11.11 Par Value Limitations. Before taking any action that would cause an adjustment reducing the Purchase Price below one one-hundredth of the then par value, if any, of the Preferred Shares or other shares of capital stock issuable upon exercise of the Rights, the Company shall take any corporate action which may, in the opinion of its counsel, be necessary in order that the Company may validly and legally issue fully paid and nonassessable Preferred Shares or other such shares at such adjusted Purchase Price.

11.12 Deferred Issuance. In any case in which this Section 11 shall require that an adjustment in the Purchase Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date of that number of Preferred Shares and shares of other capital stock or securities of the Company, if any, issuable upon such exercise over and above the Preferred Shares and shares of other capital stock or other securities, assets or cash of the Company, if any, issuable upon such exercise on the basis of the Purchase Price in effect prior to such adjustment; PROVIDED, HOWEVER, that the Company shall deliver to such holder a due bill or other appropriate instrument evidencing such holder's right to receive such additional shares upon the occurrence of the event requiring such adjustment.

11.13 Reduction in Purchase Price. Anything in this Section 11 to the contrary notwithstanding, the Company shall be entitled to make such reductions in the Purchase Price, in addition to those adjustments expressly required by this Section 11, as and to the extent that it in its sole discretion shall determine to be advisable in order that any consolidation or subdivision of the Preferred Shares, issuance wholly for cash of any of the Preferred Shares at less than the current market price, issuance wholly for cash of Preferred Shares or securities which by their terms are convertible into or exchangeable for Preferred Shares, dividends on Preferred Shares payable in Preferred Shares or issuance of rights, options or warrants referred to hereinabove in this Section 11, hereafter made by the Company to holders of its Preferred Shares shall not be taxable to such stockholders.

11.14 Company Not to Diminish Benefits of Rights. The Company covenants and agrees that after the earlier of the Shares Acquisition Date or Distribution Date it will not, except as permitted by Section 23, Section 26 or Section 27, take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights.

11.15 Adjustment of Rights Associated with Common Shares. Notwithstanding anything contained in this Agreement to the contrary, in the event that the Company shall at any time after the date hereof and prior to the Distribution Date (i) declare or pay any dividend on the outstanding Common Shares payable in Common Shares, (ii) effect a subdivision or consolidation of the outstanding Common Shares (by reclassification or otherwise than by the payment of dividends payable in Common Shares), or (iii) combine the outstanding Common Shares into a greater or lesser number of Common Shares, then in any such case, the number of Rights associated with each Common Share then outstanding, or issued or delivered thereafter but prior to the Distribution Date or in accordance with Section 22 shall be proportionately adjusted so that the number of Rights thereafter associated with each Common Share following any such event shall equal the result obtained by multiplying the number of Rights associated with each Common Share immediately prior to such event by a fraction, the numerator of which shall be the total number of Common Shares outstanding immediately prior to the occurrence of the event and the denominator of which shall be the total number of Common Shares outstanding immediately following the occurrence of such event. The adjustments provided for in this

Section 11.15 shall be made successively whenever such a dividend is declared or paid or such a subdivision, combination or consolidation is effected.

Section 12. Certificate of Adjusted Purchase Price or Number of Shares. Whenever an adjustment is made as provided in Sections 11 or 13, the Company shall (a) promptly prepare a certificate setting forth such adjustment, and a brief statement of the facts accounting for such adjustment, (b) promptly file with the Rights Agent and with each transfer agent for the Common Shares or the Preferred Shares a copy of such certificate and (c) mail a brief summary thereof to each holder of a Right Certificate in accordance with Section 25. The Rights Agent shall be fully protected in relying on any such certificate and on any adjustment therein contained and shall not be deemed to have knowledge of any such adjustment unless and until it shall have received such certificate.

Section 13. Consolidation, Merger or Sale or Transfer of Assets or Earning Power.

13.1 Certain Transactions. In the event that, from and after the first occurrence of a Trigger Event, directly or indirectly, (A) the Company shall consolidate with, or merge with and into, any other Person and the Company shall not be the continuing or surviving corporation, (B) any Person shall consolidate with the Company, or merge with and into the Company and the Company shall be the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the Common Shares shall be changed into or exchanged for stock or other securities of the Company or any other Person or cash or any other property, or (C) the Company shall sell, exchange, mortgage or otherwise transfer (or one or more of its Subsidiaries shall sell, exchange, mortgage or otherwise transfer), in one or more transactions, assets or earning power aggregating 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to any other Person or Persons (other than the Company or one or more wholly-owned Subsidiaries of the Company in one or more transactions each of which complies with Section 11.14), then, and in each such case, proper provision shall be made so that (i) each holder of a Right (other than Rights which have become void pursuant to Section 11.1.2) shall thereafter have the right to receive, upon the exercise thereof at a price per Right equal to the then current Purchase Price multiplied by the number of one one-hundredths of a Preferred Share for which a Right was exercisable immediately prior to the first occurrence of a Trigger Event (as subsequently adjusted pursuant to Sections 11.1.1, 11.2, 11.3, 11.8, 11.9 and 11.12), in accordance with the terms of this Agreement and in lieu of Preferred Shares or Common Shares, such number of validly authorized and issued, fully paid, non-assessable and freely tradable Common Shares of the Principal Party (as such term is hereinafter defined) not subject to any liens, encumbrances, rights of first refusal or other adverse claims, as shall be equal to the result obtained by (x) multiplying the then current Purchase Price by the number of one one-hundredths of a Preferred Share for which a Right was exercisable immediately prior to the first occurrence of a Trigger Event (as subsequently adjusted pursuant to Sections 11.1.1, 11.2, 11.3, 11.8, 11.9 and 11.12) and (y) dividing that product by 50% of the then current per share market price of the Common Shares of such Principal Party (determined pursuant to Section 11.4) on the date of consummation of such consolidation, merger, sale or transfer; PROVIDED, that the price per Right so payable and the number of Common Shares of such Principal Party so receivable upon exercise of a Right shall thereafter be subject to further adjustment as appropriate in accordance with Section 11.6 to reflect any events covered thereby occurring in respect of the Common Shares of such Principal Party after the occurrence of such consolidation, merger, sale or transfer; (ii) such Principal Party shall thereafter be liable for, and shall assume, by virtue of such consolidation, merger, sale or transfer, all the obligations and duties of the Company pursuant to this Agreement; (iii) the term "Company" shall thereafter be deemed to refer to such Principal Party; and (iv) such Principal Party shall take such steps (including, but not limited to, the reservation of a sufficient number of its Common Shares in accordance with Section 9) in connection with such consummation as may be necessary to assure that the provisions hereof shall thereafter be applicable, as nearly as reasonably may be, in relation to its Common Shares thereafter deliverable upon the exercise of the Rights; PROVIDED that, upon the subsequent occurrence of any consolidation, merger, sale or transfer of assets or other extraordinary transaction in respect of such Principal Party, each holder of a Right shall thereupon be entitled to receive, upon exercise of a Right and payment of the Purchase Price as provided in this Section 13.1, such cash, shares, rights, warrants and other property which such holder would have been entitled to receive had such holder, at the time of such transaction, owned the Common Shares of the Principal Party receivable upon the exercise of a Right pursuant to this Section 13.1, and such Principal Party shall take such steps (including, but not limited to, reservation of shares of stock) as may be necessary to permit the subsequent exercise of the Rights in accordance with the terms hereof for such cash, shares, rights, warrants and other property. The Company shall not consummate any such consolidation, merger, sale or transfer unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement confirming that the requirements of this Section 13.1 and Section 13.2 shall promptly be performed in accordance with their terms and that such consolidation, merger, sale or transfer of assets shall not result in a default by the Principal Party under this Agreement as the same shall have been assumed by the Principal Party pursuant to this Section 13.1 and Section 13.2 and providing that, as soon as practicable after executing such agreement pursuant to this Section 13, the Principal Party, at its own expense, shall

(1) prepare and file a registration statement under the Securities Act, if necessary, with respect to the Rights and the securities purchasable upon exercise of the Rights on an appropriate form, use its best efforts to cause such registration statement to become effective as soon as practicable after such filing and use its best efforts to cause such registration statement to remain effective (with a prospectus at all times meeting the requirements of the Securities Act) until the Expiration Date and similarly comply with applicable state securities laws;

(2) use its best efforts, if the Common Shares of the Principal Party shall be listed or admitted to trading on the New York Stock Exchange or on another national securities exchange, to list or admit to trading (or continue the listing of) the Rights and the securities purchasable upon exercise of the Rights on the New York Stock Exchange or such securities exchange, or, if the Common Shares of the Principal Party shall not be listed or admitted to trading on the New York Stock Exchange or a national securities exchange, to cause the Rights

and the securities receivable upon exercise of the Rights to be authorized for quotation on Nasdaq or on such other system then in use;

(3) deliver to holders of the Rights historical financial statements for the Principal Party which comply in all respects with the requirements for registration on Form 10 (or any successor form) under the Exchange Act; and

(4) obtain waivers of any rights of first refusal or preemptive rights in respect of the Common Shares of the Principal Party subject to purchase upon exercise of outstanding Rights.

In case the Principal Party has provision in any of its authorized securities or in its certificate of incorporation or by-laws or other instrument governing its corporate affairs, which provision would have the effect of (i) causing such Principal Party to issue (other than to holders of Rights pursuant to this Section 13), in connection with, or as a consequence of, the consummation of a transaction referred to in this Section 13, Common Shares or common stock equivalents of such Principal Party at less than the then current market price per share thereof (determined pursuant to Section 11.4) or securities exercisable for, or convertible into, Common Shares or common stock equivalents of such Principal Party at less than such then current market price (other than to holders of Rights pursuant to this Section 13), or (ii) providing for any special payment, taxes or similar provision in connection with the issuance of the Common Shares of such Principal Party pursuant to the provision of Section 13, then, in such event, the Company hereby agrees with each holder of Rights that it shall not consummate any such transaction unless prior thereto the Company and such Principal Party shall have executed and delivered to the Rights Agent a supplemental agreement providing that the provision in question of such Principal Party shall have been canceled, waived or amended, or that the authorized securities shall be redeemed, so that the applicable provision will have no effect in connection with, or as a consequence of, the consummation of the proposed transaction.

The Company covenants and agrees that it shall not, at any time after the Trigger Event, enter into any transaction of the type described in clauses (A) through (C) of this Section 13.1 if (i) at the time of or immediately after such consolidation, merger, sale, transfer or other transaction there are any rights, warrants or other instruments or securities outstanding or agreements in effect which would substantially diminish or otherwise eliminate the benefits intended to be afforded by the Rights, (ii) prior to, simultaneously with or immediately after such consolidation, merger, sale, transfer or other transaction, the stockholders of the Person who constitutes, or would constitute, the Principal Party for purposes of Section 13.2 shall have received a distribution of Rights previously owned by such Person or any of its Affiliates or Associates or (iii) the form or nature of organization of the Principal Party would preclude or limit the exercisability of the Rights. The provisions of this Section 13 shall similarly apply to successive transactions of the type described in clauses (A) through (C) of this Section 13.1.

13.2 Principal Party. "Principal Party" shall mean:

(i) in the case of any transaction described in (A) or (B) of the first sentence of Section 13.1: (i) the Person that is the issuer of the securities into which the

Common Shares are converted in such merger or consolidation, or, if there is more than one such issuer, the issuer the Common Shares of which have the greatest aggregate market value of shares outstanding, or (ii) if no securities are so issued, (x) the Person that is the other party to the merger, if such Person survives said merger, or, if there is more than one such Person, the Person the Common Shares of which have the greatest aggregate market value of shares outstanding or (y) if the Person that is the other party to the merger does not survive the merger, the Person that does survive the merger (including the Company if it survives) or (z) the Person resulting from the consolidation; and

(ii) in the case of any transaction described in (C) of the first sentence in Section 13.1, the Person that is the party receiving the greatest portion of the assets or earning power transferred pursuant to such transaction or transactions, or, if each Person that is a party to such transaction or transactions receives the same portion of the assets or earning power so transferred or if the Person receiving the greatest portion of the assets or earning power cannot be determined, whichever of such Persons is the issuer of Common Shares having the greatest aggregate market value of shares outstanding; PROVIDED, HOWEVER, that in any such case described in the foregoing clause (i) or (ii) of this Section 13.2, if the Common Shares of such Person are not at such time or have not been continuously over the preceding 12-month period registered under Section 12 of the Exchange Act, then (1) if such Person is a direct or indirect Subsidiary of another Person the Common Shares of which are and have been so registered, the term "Principal Party" shall refer to such other Person, or (2) if such Person is a Subsidiary, directly or indirectly, of more than one Person, the Common Shares of all of which are and have been so registered, the term "Principal Party" shall refer to whichever of such Persons is the issuer of Common Shares having the greatest aggregate market value of shares outstanding, or (3) if such Person is owned, directly or indirectly, by a joint venture formed by two or more Persons that are not owned, directly or indirectly, by the same Person, the rules set forth in clauses (1) and (2) above shall apply to each of the owners having an interest in the venture as if the Person owned by the joint venture was a Subsidiary of both or all of such joint venturers, and the Principal Party in each such case shall bear the obligations set forth in this Section 13 in the same ratio as its interest in such Person bears to the total of such interests.

13.3 Approved Acquisitions. Notwithstanding anything contained herein to the contrary, upon the consummation of any merger or other acquisition transaction of the type described in clause (A), (B) or (C) of Section 13.1 involving the Company pursuant to a merger or other acquisition agreement between the Company and any Person (or one or more of such Person's Affiliates or Associates) which agreement has been approved by the Board of Directors of the Company prior to any Person becoming an Acquiring Person, this Agreement and the rights of holders of Rights hereunder shall be terminated in accordance with Section 7.1.

Section 14. Fractional Rights and Fractional Shares.

14.1 Cash in Lieu of Fractional Rights. The Company shall not be required to issue fractions of Rights or to distribute Right Certificates which evidence fractional Rights (except prior to the Distribution Date in accordance with Section 11.15). In lieu of such fractional Rights, there shall be paid to the registered holders of the Right Certificates with regard to which such fractional Rights would otherwise be issuable an amount in cash equal to the same fraction of the current market value of a whole Right. For the purposes of this Section 14.1, the current market value of a whole Right shall be the closing price of the Rights for the Trading Day immediately prior to the date on which such fractional Rights would have been otherwise issuable. The closing price for any day shall be the last sale price, regular way, or, in case no such sale takes place on such day, the average of the closing bid and asked prices, regular way, in either case as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the New York Stock Exchange or, if the Rights are not listed or admitted to trading on the New York Stock Exchange, as reported in the principal consolidated transaction reporting system with respect to securities listed on the principal national securities exchange on which the Rights are listed or admitted to trading or, if the Rights are not listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by Nasdaq or such other system then in use or, if on any such date the Rights are not quoted by any such organization, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the Rights selected by the Board of Directors of the Company. If on any such date no such market maker is making a market in the Rights, the current market value of the Rights on such date shall be the fair value of the Rights as determined in good faith by the Board of Directors of the Company, or, if at the time of such determination there is an Acquiring Person, by a nationally recognized investment banking firm selected by the Board of Directors of the Company, which shall have the duty to make such determination in a reasonable and objective manner, which determination shall be described in a statement filed with the Rights Agent and shall be conclusive for all purposes.

14.2 Cash in Lieu of Fractional Preferred Shares. The Company shall not be required to issue fractions of Preferred Shares (other than fractions which are integral multiples of one one-hundredth of a Preferred Share) upon exercise or exchange of the Rights or to distribute certificates which evidence fractional Preferred Shares (other than fractions which are integral multiples of one one-hundredth of a Preferred Share). Interests in fractions of Preferred Shares in integral multiples of one one-hundredth of a Preferred Share may, at the election of the Company, be evidenced by depositary receipts, pursuant to an appropriate agreement between the Company and a depositary selected by it; PROVIDED, that such agreement shall provide that the holders of such depositary receipts shall have all the rights, privileges and preferences to which they are entitled as beneficial owners of the Preferred Shares represented by such depositary receipts. In lieu of fractional Preferred Shares that are not integral multiples of one one-hundredth of a Preferred Share, the Company shall pay to the registered holders of Right Certificates at the time such Rights are exercised or exchanged as herein provided an amount in cash equal to the same fraction of the current per share market price of one Preferred Share (as determined in accordance with Section 14.1) for the Trading Day immediately prior to the date of such exercise or exchange.

14.3 Cash in Lieu of Fractional Common Shares. The Company shall not be required to issue fractions of Common Shares or to distribute certificates which evidence fractional Common Shares upon the exercise or exchange of Rights. In lieu of such fractional Common Shares, the Company shall pay to the registered holders of the Right Certificates with regard to which such fractional Common Shares would otherwise be issuable an amount in cash equal to the same fraction of the current market value of a whole Common Share (as determined in accordance with Section 14.1) for the Trading Day immediately prior to the date of such exercise or exchange.

14.4 Waiver of Right to Receive Fractional Rights or Shares. The holder of a Right by the acceptance of the Rights expressly waives his right to receive any fractional Rights or any fractional shares upon exercise or exchange of a Right, except as permitted by this Section 14.

Section 15. Rights of Action. All rights of action in respect of this Agreement, except the rights of action given to the Rights Agent under Section 18, are vested in the respective registered holders of the Right Certificates (and, prior to the Distribution Date, the registered holders of the Common Shares); and any registered holder of any Right Certificate (or, prior to the Distribution Date, of the Common Shares), without the consent of the Rights Agent or of the holder of any other Right Certificate (or, prior to the Distribution Date, of the Common Shares), may, in his own behalf and for his own benefit, enforce this Agreement, and may institute and maintain any suit, action or proceeding against the Company to enforce this Agreement, or otherwise enforce or act in respect of his right to exercise the Rights evidenced by such Right Certificate in the manner provided in such Right Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and shall be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person (including, without limitation, the Company) subject to this Agreement.

Section 16. Agreement of Right Holders. Every holder of a Right by accepting the same consents and agrees with the Company and the Rights Agent and with every other holder of a Right that:

(a) prior to the Distribution Date, the Rights will be transferable only in connection with the transfer of the Common Shares;

(b) as of and after the Distribution Date, the Right Certificates are transferable only on the registry books of the Rights Agent if surrendered at the office of the Rights Agent designated for such purpose, duly endorsed or accompanied by a proper instrument of transfer with all required certifications completed; and

(c) the Company and the Rights Agent may deem and treat the Person in whose name the Right Certificate (or, prior to the Distribution Date, the associated Common Shares certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on the Right Certificates or the associated Common Shares certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary.

Section 17. Right Certificate Holder Not Deemed a Stockholder. No holder, as such, of any Right Certificate shall be entitled to vote, receive dividends or be deemed for any purpose the holder of the Preferred Shares or any other securities of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Right Certificate be construed to confer upon the holder of any Right Certificate, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in Section 24), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by such Right Certificate shall have been exercised in accordance with the provisions hereof.

Section 18. Concerning the Rights Agent. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder in accordance with a fee schedule to be mutually agreed upon and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder. The Company also agrees to indemnify the Rights Agent for, and to hold it harmless against, any loss, liability, or expense, incurred without gross negligence, bad faith or willful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance and administration of this Agreement, including the costs and expenses of defending against any claim of liability arising therefrom, directly or indirectly.

The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any Right Certificate or certificate for the Preferred Shares or the Common Shares or for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, instruction, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

Section 19. Merger or Consolidation or Change of Name of Rights Agent. Any corporation or limited liability company into which the Rights Agent or any successor Rights Agent may be merged or with which it may be consolidated, or any corporation or limited liability company resulting from any merger or consolidation to which the Rights Agent or any successor

Rights Agent shall be a party, or any corporation or limited liability company succeeding to the corporate trust or stock transfer business of the Rights Agent or any successor Rights Agent, shall be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, PROVIDED that such corporation or limited liability company would be eligible for appointment as a successor Rights Agent under the provisions of Section 21. In case at the time such successor Rights Agent shall succeed to the agency created by this Agreement, any of the Right Certificates shall have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, any successor Rights Agent may countersign such Right Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

In case at any time the name of the Rights Agent shall be changed and at such time any of the Right Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Right Certificates so countersigned; and in case at that time any of the Right Certificates shall not have been countersigned, the Rights Agent may countersign such Right Certificates either in its prior name or in its changed name; and in all such cases such Right Certificates shall have the full force provided in the Right Certificates and in this Agreement.

Section 20. Duties of Rights Agent. The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Company and the holders of Right Certificates, by their acceptance thereof, shall be bound:

20.1 Legal Counsel. The Rights Agent may consult with legal counsel selected by it (who may be legal counsel for the Company), and the opinion of such counsel shall be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion.

20.2 Certificates as to Facts or Matters. Whenever in the performance of its duties under this Agreement the Rights Agent shall deem it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by any one of the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer, the Secretary or any Assistant Treasurer or Assistant Secretary of the Company and delivered to the Rights Agent; and such certificate shall be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate.

20.3 Standard of Care. The Rights Agent shall be liable hereunder only for its own gross negligence, bad faith or willful misconduct.

20.4 Reliance on Agreement and Right Certificates. The Rights Agent shall not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the Right Certificates (except as to its countersignature thereof) or be required to verify the same, but all such statements and recitals are and shall be deemed to have been made by the Company only.

20.5 No Responsibility as to Certain Matters. The Rights Agent shall not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due execution hereof by the Rights Agent) or in respect of the validity or execution of any Right Certificate (except its countersignature thereof); nor shall it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Right Certificate; nor shall it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Section 11.1.2) or any adjustment required under the provisions of Sections 3, 11, 13, 23 or 27 or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights evidenced by Right Certificates after actual notice of any such change or adjustment); nor shall it by any act hereunder be deemed to make any representation or warranty as to the authorization or reservation of any Preferred Shares or other securities to be issued pursuant to this Agreement or any Right Certificate or as to whether any Preferred Shares will, when so issued, be validly authorized and issued, fully paid and nonassessable.

20.6 Further Assurance by Company. The Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement.

20.7 Authorized Company Officers. The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any one of the Chairman of the Board of Directors, the Chief Executive Officer, the President, the Chief Financial Officer, any Vice President, the Treasurer, the Secretary or any Assistant Treasurer or Assistant Secretary of the Company, and to apply to such officers for advice or instructions in connection with its duties under this Agreement, and it shall not be liable for any action taken or suffered to be taken by it in good faith in accordance with instructions of any such officer or for any delay in acting while waiting for these instructions. Any application by the Rights Agent for written instructions from the Company may, at the option of the Rights Agent, set forth in writing any action proposed to be taken or omitted by the Rights Agent with respect to its duties or obligations under this Agreement and the date on and/or after which such action shall be taken or such omission shall be effective. The Rights Agent shall not be liable to the Company for any action taken by, or omission of, the Rights Agent in accordance with a proposal included in any such application on or after the date specified therein (which date shall not be less than three business days after the date any such officer actually receives such application, unless any such officer shall have consented in writing to an earlier date) unless, prior to taking of any such action (or the effective date in the case of omission), the Rights Agent shall have received written instructions in response to such application specifying the action to be taken or omitted.

20.8 Freedom to Trade in Company Securities. The Rights Agent and any stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in any of the Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity.

20.9 Reliance on Attorneys and Agents. The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent shall not be answerable or accountable for any act, omission, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, omission, default, neglect or misconduct, PROVIDED that reasonable care was exercised in the selection and continued employment thereof.

20.10 Incomplete Certificate. If, with respect to any Rights Certificate surrendered to the Rights Agent for exercise or transfer, the certificate contained in the form of assignment or the form of election to purchase set forth on the reverse thereof, as the case may be, has not been completed to certify the holder is not an Acquiring Person (or an Affiliate or Associate thereof), the Rights Agent shall not take any further action with respect to such requested exercise or transfer without first consulting with the Company.

20.11 Rights Holders List. At any time and from time to time after the Distribution Date, upon the request of the Company, the Rights Agent shall promptly deliver to the Company a list, as of the most recent practicable date (or as of such earlier date as may be specified by the Company), of the holders of record of Rights.

Section 21. Change of Rights Agent. The Rights Agent or any successor Rights Agent may resign and be discharged from its duties under this Agreement upon thirty (30) days' notice in writing mailed to the Company and to each transfer agent of the Common Shares and/or Preferred Shares, as applicable, by registered or certified mail. Following the Distribution Date, the Company shall promptly notify the holders of the Right Certificates by first-class mail of any such resignation. The Company may remove the Rights Agent or any successor Rights Agent upon thirty (30) days' notice in writing, mailed to the Rights Agent or successor Rights Agent, as the case may be, and to each transfer agent of the Common Shares and/or Preferred Shares, as applicable, by registered or certified mail, and to the holders of the Right Certificates by first-class mail. If the Rights Agent shall resign or be removed or shall otherwise become incapable of acting, the resigning, removed, or incapacitated Rights Agent shall remit to the Company, or to any successor Rights Agent designated by the Company, all books, records, funds, certificates or other documents or instruments of any kind then in its possession which were acquired by such resigning, removed or incapacitated Rights Agent in connection with its services as Rights Agent hereunder, and shall thereafter be discharged from all duties and obligations hereunder. Following notice of such removal, resignation or incapacity, the Company shall appoint a successor to such Rights Agent. If the Company shall fail to make such appointment within a period of thirty (30) days after giving notice of such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of a Right Certificate (who shall, with such notice, submit his Right Certificate for inspection by the Company), then the registered holder of any Right Certificate may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a corporation organized and doing business under the laws of the United States or of the State of New York or the State of California (or any other state of the United States so long as such corporation is authorized to do business as a banking institution in the State of New York or California) in good standing, having an office in the State of New York or the State of California, which is authorized under such laws to exercise stock transfer or corporate trust powers and is subject to supervision or examination by Federal or state authority and which has at the time of its appointment as Rights Agent a combined capital and surplus of at least $10 million. After appointment, the successor Rights Agent shall be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment the Company shall file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Common Shares and/or Preferred Shares, as applicable, and, following the Distribution Date, mail a notice thereof in writing to the registered holders of the Right Certificates. Failure to give any notice provided for in this Section 21, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

Section 22. Issuance of New Right Certificates. Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Company may, at its option, issue new Right Certificates evidencing Rights in such form as may be approved by its Board of Directors to reflect any adjustment or change in the Purchase Price and the number or kind or class of shares or other securities or property purchasable under the Right Certificates made in accordance with the provisions of this Agreement. In addition, in connection with the issuance or sale of Common Shares following the Distribution Date and prior to the Expiration Date, the Company shall, with respect to Common Shares so issued or sold pursuant to the exercise of stock options or under any employee plan or arrangement, granted or awarded, or upon exercise, conversion or exchange of securities hereinafter issued by the Company, in each case existing prior to the Distribution Date, issue Right Certificates representing the appropriate number of Rights in connection with such issuance or sale; PROVIDED, HOWEVER, that (i) no such Right Certificate shall be issued if, and to the extent that, the Company shall be advised by counsel that such issuance would create a significant risk of material adverse tax consequences to the Company or the Person to whom such Right Certificate would be issued and (ii) no such Right Certificate shall be issued if, and to the extent that, appropriate adjustment shall otherwise have been made in lieu of the issuance thereof.

Section 23. Redemption.

23.1 Right to Redeem. The Board of Directors of the Company may, at its option, at any time prior to a Trigger Event, redeem all but not less than all of the then outstanding Rights at a redemption price of $.01 per Right, appropriately adjusted to reflect any stock split, stock dividend, recapitalization or similar transaction occurring after the date hereof (such redemption price being hereinafter referred to as the "Redemption Price"), and the Company may, at its option, pay the Redemption Price in Common Shares (based on the "current per share market price," determined pursuant to Section 11.4, of the Common Shares at the time of redemption), cash or any other form of consideration deemed appropriate by the Board of Directors. The redemption of the Rights by the Board of Directors may be made effective at such time, on such basis and subject to such conditions as the Board of Directors in its sole discretion may establish.

23.2 Redemption Procedures. Immediately upon the action of the Board of Directors of the Company ordering the redemption of the Rights (or at such later time as the Board of Directors may establish for the effectiveness of such redemption), and without any further action and without any notice, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price for each Right so held. The Company shall promptly give public notice of such redemption; PROVIDED, HOWEVER, that the failure to give, or any defect in, any such notice shall not affect the validity of such redemption. The Company shall promptly give, or cause the Rights Agent to give, notice of such redemption to the holders of the then outstanding Rights by mailing such notice to all such holders at their last addresses as they appear upon the registry books of the Rights Agent or, prior to the Distribution Date, on the registry books of the transfer agent for the Common Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption shall state the method by which the payment of the Redemption Price will be made. Neither the Company nor any of its Affiliates or Associates may redeem, acquire or purchase for value any Rights at any time in any manner other than that specifically set forth in this Section 23 or in Section 27, and other than in connection with the purchase, acquisition or redemption of Common Shares prior to the Distribution Date.

Section 24. Notice of Certain Events. In case the Company shall propose at any time after the earlier of the Shares Acquisition Date and the Distribution Date (a) to pay any dividend payable in stock of any class to the holders of Preferred Shares or to make any other distribution to the holders of Preferred Shares (other than a regular periodic cash dividend at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividends, or a stock dividend on, or a subdivision, combination or reclassification of the Common Shares), or (b) to offer to the holders of Preferred

Shares rights or warrants to subscribe for or to purchase any additional Preferred Shares or shares of stock of any class or any other securities, rights or options, or (c) to effect any reclassification of its Preferred Shares (other than a reclassification involving only the subdivision of outstanding Preferred Shares), or (d) to effect any consolidation or merger into or with, or to effect any sale or other transfer (or to permit one or more of its Subsidiaries to effect any sale or other transfer), in one or more transactions, of 50% or more of the assets or earning power of the Company and its Subsidiaries (taken as a whole) to, any other Person (other than pursuant to a merger or other acquisition agreement of the type described in Section 1.3(ii)(A)(z)), or (e) to effect the liquidation, dissolution or winding up of the Company, or (f) to declare or pay any dividend on the Common Shares payable in Common Shares or to effect a subdivision, combination or consolidation of the Common Shares (by reclassification or otherwise than by payment of dividends in Common Shares), then, in each such case, the Company shall give to the Rights Agent and to each holder of a Right Certificate, in accordance with Section 25, a notice of such proposed action, which shall specify the record date for the purposes of such stock dividend, distribution of rights or warrants, or the date on which such reclassification, consolidation, merger, sale, transfer, liquidation, dissolution, or winding up is to take place and the date of participation therein by the holders of the Preferred Shares and/or Common Shares, if any such date is to be fixed, and such notice shall be so given in the case of any action covered by clause (a) or (b) above at least ten (10) days prior to the record date for determining holders of the Preferred Shares for purposes of such action, and in the case of any such other action, at least ten (10) days prior to the date of the taking of such proposed action or the date of participation therein by the holders of the Preferred Shares and/or Common Shares, whichever shall be the earlier.

In case any event set forth in Section 11.1.2 or Section 13 shall occur, then, in any such case, (i) the Company shall as soon as practicable thereafter give to the Rights Agent and to each holder of a Right Certificate, in accordance with Section 25, a notice of the occurrence of such event, which notice shall describe the event and the consequences of the event to holders of Rights under Section 11.1.2 and Section 13, and (ii) all references in this Section 24 to Preferred Shares shall be deemed thereafter to refer to Common Shares and/or, if appropriate, other securities.

Notwithstanding anything in this Agreement to the contrary, prior to the Distribution Date a filing by the Company with the Securities and Exchange Commission shall constitute sufficient notice to the holders of securities of the Company, including the Rights, for purposes of this Agreement and no other notice need be given.

Section 25. Notices. Notices or demands authorized by this Agreement to be given or made by the Rights Agent or by the holder of any Right Certificate to or on the Company shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Rights Agent) as follows:

Allergan, Inc.
2525 Dupont Drive
Irvine, California 92612
Attention: Secretary

Subject to the provisions of Section 21 and Section 24, any notice or demand authorized by this Agreement to be given or made by the Company or by the holder of any Right Certificate to or on the Rights Agent shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed (until another address is filed in writing with the Company) as follows:

First Chicago Trust Company of New York
Mail Stop 4660, P.O. Box 2507
Jersey City, NJ 07303-2507
Attention: Michael S. Duncan

Notices or demands authorized by this Agreement to be given or made by the Company or the Rights Agent to the holder of any Right Certificate (or, prior to the Distribution Date, to the holder of any certificate representing Common Shares) shall be sufficiently given or made if sent by first-class mail, postage prepaid, addressed to such holder at the address of such holder as shown on the registry books of the Company.

Section 26. Supplements and Amendments. For so long as the Rights are then redeemable, the Company may in its sole and absolute discretion, and the Rights Agent shall, if the Company so directs, supplement or amend any provision of this Agreement in any respect without the approval of any holders of Rights or Common Shares. From and after the time that the Rights are no longer redeemable, the Company may, and the Rights Agent shall, if the Company so directs, from time to time supplement or amend this Agreement without the approval of any holders of Rights (i) to cure any ambiguity or to correct or supplement any provision contained herein which may be defective or inconsistent with any other provisions herein or (ii) to make any other changes or provisions in regard to matters or questions arising hereunder which the Company may deem necessary or desirable, including but not limited to extending the Final Expiration Date; PROVIDED, HOWEVER, that no such supplement or amendment shall adversely affect the interests of the holders of Rights as such (other than an Acquiring Person or an Affiliate or Associate of an Acquiring Person), and no such supplement or amendment may cause the Rights again to become redeemable or cause this Agreement again to become amendable other than in accordance with this sentence; PROVIDED FURTHER, that the right of the Board of Directors to extend the Distribution Date shall not require any amendment or supplement hereunder. Upon the delivery of a certificate from an appropriate officer of the Company which states that the proposed supplement or amendment is in compliance with the terms of this Section 26, the Rights Agent shall execute such supplement or amendment. Without limiting the foregoing, at any time prior to such time as any Person becomes an Acquiring Person, the Company and the Rights Agent may amend this Agreement to lower the thresholds set forth in Sections 1.1 and 3.1 to not less than the greater of (i) any percentage greater than the largest percentage of the outstanding Common Shares then known by the Company to be beneficially owned by any Person (other than an Exempt Person) and (ii) 10%.

Section 27. Exchange.

27.1 Exchange of Common Shares for Rights. The Board of Directors of the Company may, at its option, at any time after the occurrence of a Trigger Event, exchange Common Shares for all or part of the then outstanding and exercisable Rights (which shall not include Rights that have become void pursuant to the provisions of Section 11.1.2) by exchanging at an exchange ratio of one Common Share per Right, appropriately adjusted to reflect any stock split, stock dividend or similar transaction occurring after the date hereof (such amount per Right being hereinafter referred to as the "Exchange Consideration"). Notwithstanding the foregoing, the Board of Directors shall not be empowered to effect such exchange at any time after any Acquiring Person shall have become the Beneficial Owner of 50% or more of the Common Shares then outstanding. From and after the occurrence of an event specified in Section 13.1, any Rights that theretofore have not been exchanged pursuant to this Section 27.1 shall thereafter be exercisable only in accordance with Section 13 and may not be exchanged pursuant to this Section 27.1. The exchange of the Rights by the Board of Directors may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish.

27.2 Exchange Procedures. Immediately upon the action of the Board of Directors of the Company ordering the exchange for any Rights pursuant to Section 27.1 and without any further action and without any notice, the right to exercise such Rights shall terminate and the only right thereafter of a holder of such Rights shall be to receive the Exchange Consideration. The Company shall promptly give public notice of any such exchange; PROVIDED, HOWEVER, that the failure to give, or any defect in, such notice shall not affect the validity of such exchange. The Company promptly shall mail a notice of any such exchange to all of the holders of such Rights at their last addresses as they appear upon the registry books of the Rights Agent. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of exchange shall state the method by which the exchange of the Common Shares for Rights will be effected and, in the event of any partial exchange, the number of Rights which will be exchanged. Any partial exchange shall be effected pro rata based on the number of Rights (other than the Rights that have become void pursuant to the provisions of Section 11.1.2) held by each holder of Rights.

27.3 Insufficient Shares. The Company may at its option substitute, and, in the event that there shall not be sufficient Common Shares issued but not outstanding or authorized but unissued to permit an exchange of Rights for Common Shares as contemplated in accordance with this Section 27, the Company shall substitute to the extent of such insufficiency, for each Common Share that would otherwise be issuable upon exchange of a Right, a number of Preferred Shares or fraction thereof (or equivalent preferred stock, as such term is defined in Section 11.2) such that the current per share market price (determined pursuant to Section 11.4) of one Preferred Share (or equivalent preferred share) multiplied by such number or fraction is equal to the current per share market price of one Common Share (determined pursuant to Section 11.4) as of the date of such exchange.

Section 28. Successors. All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and inure to the benefit of their respective successors and assigns hereunder.

Section 29. Benefits of this Agreement. Nothing in this Agreement shall be construed to give to any Person or corporation other than the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Shares) any legal or equitable right, remedy or claim under this Agreement; but this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the registered holders of the Right Certificates (and, prior to the Distribution Date, the Common Shares).

Section 30. Determination and Actions by the Board of Directors. The Board of Directors of the Company shall have the exclusive power and authority to administer this Agreement and to exercise the rights and powers specifically granted to the Board of Directors of the Company or to the Company, or as may be necessary or advisable in the administration of this Agreement, including, without limitation, the right and power to (i) interpret the provisions of this Agreement and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement (including, without limitation, a determination to redeem or not redeem the Rights or amend this Agreement). All such actions, calculations, interpretations and determinations (including, for purposes of clause (y) below, all omissions with respect to the foregoing) that are done or made by the Board of Directors of the Company in good faith shall (x) be final, conclusive and binding on the Company, the Rights Agent, the holders of the Rights, as such, and all other parties, and (y) not subject the Board of Directors to any liability to the holders of the Rights.

Section 31. Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

Section 32. Governing Law. This Agreement and each Right Certificate issued hereunder shall be deemed to be a contract made under the laws of the State of Delaware and for all purposes shall be governed by and construed in accordance with the laws of such State applicable to contracts to be made and performed entirely within such State.

Section 33. Counterparts. This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute but one and the same instrument.

Section 34. Descriptive Heading. Descriptive headings of the several Sections of this Agreement are inserted for convenience only and shall not control or affect the meaning or construction of any of the provisions hereof.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed, as of the day and year first above written.

ALLERGAN, INC.

By /s/ DAVID E.I. PYOTT

Name: David E.I. Pyott
Title: President & CEO

FIRST CHICAGO TRUST COMPANY OF NEW YORK

By /s/ MICHAEL S. DUNCAN

Name: Michael S. Duncan
Title: Director, Corporate Actions

EXHIBIT A

FORM OF

CERTIFICATE OF DESIGNATIONS

of

SERIES A JUNIOR PARTICIPATING PREFERRED STOCK

of

ALLERGAN, INC.

(Pursuant to Section 151 of the
Delaware General Corporation Law)

Allergan, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (hereinafter called the "Corporation"), hereby certifies that the following resolution was adopted by the Board of Directors of the Corporation as required by Section 151 of the General Corporation Law at a meeting duly called and held on January 25, 2000.

RESOLVED, that pursuant to the authority granted to and vested in the Board of Directors of this Corporation (hereinafter called the "Board of Directors" or the "Board") in accordance with the provisions of the Certificate of Incorporation of this Corporation, the Board of Directors hereby creates a series of Preferred Stock, par value $.01 per share (the "Preferred Stock"), of the Corporation and hereby states the designation and number of shares, and fixes the relative rights, powers and preferences, and qualifications, limitations and restrictions thereof as follows:

Section 1. Designation and Amount. The shares of such series shall be designated as "Series A Junior Participating Preferred Stock" (the "Series A Preferred Stock") and the number of shares constituting the Series A Preferred Stock shall be 1,500,000. Such number of shares may be increased or decreased by resolution of the Board of Directors; PROVIDED, that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding plus the number of shares reserved for issuance upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible into Series A Preferred Stock.

Section 2. Dividends and Distributions.

(A) Subject to the prior and superior rights of the holders of any shares of any class or series of stock of this Corporation ranking prior and superior to the Series A Preferred Stock with respect to dividends, the holders of shares of Series A Preferred

Stock, in preference to the holders of Common Stock, par value $.01 per share (the "Common Stock"), of the Corporation, and of any other stock ranking junior to the Series A Preferred Stock, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, quarterly dividends payable in cash on the first day of March, June, September and December in each year (each such date being referred to herein as a "Quarterly Dividend Payment Date"), commencing on the first Quarterly Dividend Payment Date after the first issuance of a share or fraction of a share of Series A Preferred Stock, in an amount per share (rounded to the nearest cent) equal to the greater of (a) $1.00 or (b) subject to the provision for adjustment hereinafter set forth, 100 times the aggregate per share amount of all cash dividends, and 100 times the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of Common Stock or a subdivision of the outstanding shares of Common Stock (by reclassification or otherwise), declared on the Common Stock since the immediately preceding Quarterly Dividend Payment Date or, with respect to the first Quarterly Dividend Payment Date, since the first issuance of any share or fraction of a share of Series A Preferred Stock. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under clause (b) of the preceding sentence shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) The Corporation shall declare a dividend or distribution on the Series A Preferred Stock as provided in paragraph (A) of this Section 2 immediately after it declares a dividend or distribution on the Common Stock (other than a dividend payable in shares of Common Stock); provided that, in the event no dividend or distribution shall have been declared on the Common Stock during the period between any Quarterly Dividend Payment Date and the next subsequent Quarterly Dividend Payment Date, a dividend of $1.00 per share on the Series A Preferred Stock shall nevertheless be payable on such subsequent Quarterly Dividend Payment Date.

(C) Dividends shall begin to accrue and be cumulative on outstanding shares of Series A Preferred Stock from the Quarterly Dividend Payment Date next preceding the date of issue of such shares, unless the date of issue of such shares is prior to the record date for the first Quarterly Dividend Payment Date, in which case dividends on such shares shall begin to accrue from the date of issue of such shares, or unless the date of issue is a Quarterly Dividend Payment Date or is a date after the record date for the determination of holders of shares of Series A Preferred Stock entitled to receive a quarterly dividend and before such Quarterly Dividend Payment Date, in either of which events such dividends shall begin to accrue and be cumulative from such Quarterly

Dividend Payment Date. Accrued but unpaid dividends shall not bear interest. Dividends paid on the shares of Series A Preferred Stock in an amount less than the total amount of such dividends at the time accrued and payable on such shares shall be allocated pro rata on a share-by-share basis among all such shares at the time outstanding. The Board of Directors may fix a record date for the determination of holders of shares of Series A Preferred Stock entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than 60 days prior to the date fixed for the payment thereof.

Section 3. Voting Rights. The holders of shares of Series A Preferred Stock shall have the following voting rights:

(A) Subject to the provision for adjustment hereinafter set forth, each share of Series A Preferred Stock shall entitle the holder thereof to 100 votes on all matters submitted to a vote of the stockholders of the Corporation. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the number of votes per share to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event shall be adjusted by multiplying such number by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

(B) Except as otherwise provided herein, in any other Certificate of Designations creating a series of Preferred Stock or any similar stock, or by law, the holders of shares of Series A Preferred Stock and the holders of shares of Common Stock and any other capital stock of the Corporation having general voting rights shall vote together as one class on all matters submitted to a vote of stockholders of the Corporation.

(C) Except as set forth herein, or as otherwise provided by law, holders of Series A Preferred Stock shall have no special voting rights and their consent shall not be required (except to the extent they are entitled to vote with holders of Common Stock as set forth herein) for taking any corporate action.

Section 4. Certain Restrictions.

(A) Whenever quarterly dividends or other dividends or distributions payable on the Series A Preferred Stock as provided in Section 2 are in arrears, thereafter and until all accrued and unpaid dividends and distributions, whether or not declared, on shares of Series A Preferred Stock outstanding shall have been paid in full, the Corporation shall not:

(i) declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock;

(ii) declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except dividends paid ratably on the Series A Preferred Stock and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(iii) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of any stock of the Corporation ranking junior (both as to dividends and upon dissolution, liquidation or winding up) to the Series A Preferred Stock; or

(iv) redeem or purchase or otherwise acquire for consideration any shares of Series A Preferred Stock, or any shares of stock ranking on a parity with the Series A Preferred Stock, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series or classes.

(B) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under paragraph (A) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

Section 5. Reacquired Shares. Any shares of Series A Preferred Stock purchased or otherwise acquired by the Corporation in any manner whatsoever shall be retired and canceled promptly after the acquisition thereof. All such shares shall upon their cancellation become authorized but unissued shares of Preferred Stock and may be reissued as part of a new series of Preferred Stock subject to the conditions and restrictions on issuance set forth herein, in the Certificate of Incorporation, or in any other Certificate of Designations creating a series of Preferred Stock or any similar stock or as otherwise required by law.

Section 6. Liquidation, Dissolution or Winding Up.

(A) Upon any liquidation, dissolution or winding up of the Corporation, voluntary or otherwise no distribution shall be made (1) to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Stock unless, prior thereto, the holders of shares of Series A Preferred Stock shall have received an amount per share (the "Series A Liquidation Preference") equal to $100 per share, plus an amount equal to accrued and unpaid dividends and distributions thereon, whether or not declared, to the date of such payment, provided that the holders of shares of Series A Preferred Stock shall be entitled to receive an aggregate amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount to be distributed per share to holders of shares of Common Stock, or (2) to the holders of shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Stock, except distributions made ratably on the Series A Preferred Stock and all such parity stock in proportion to the total amounts to which the holders of all such shares are entitled upon such liquidation, dissolution or winding up. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the aggregate amount to which holders of shares of Series A Preferred Stock were entitled immediately prior to such event under the proviso in clause (1) of the preceding sentence shall be adjusted by multiplying such amount by a fraction the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that are outstanding immediately prior to such event.

(B) In the event, however, that there are not sufficient assets available to permit payment in full of the Series A Liquidation Preference and the liquidation preferences of all other classes and series of stock of the Corporation, if any, that rank on a parity with the Series A Preferred Stock in respect thereof, then the assets available for such distribution shall be distributed ratably to the holders of the Series A Preferred Stock and the holders of such parity shares in proportion to their respective liquidation preferences.

(C) Neither the merger or consolidation of the Corporation into or with another corporation nor the merger or consolidation of any other corporation into or with the Corporation shall be deemed to be a liquidation, dissolution or winding up of the Corporation within the meaning of this Section 6.

Section 7. Consolidation, Merger, etc. In case the Corporation shall enter into any consolidation, merger, combination or other transaction in which the shares of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, then in any such case each share of Series A Preferred Stock shall at the same time be similarly exchanged or changed into an amount per share, subject to the provision for adjustment hereinafter set forth, equal to 100 times the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, into which or for which each share of Common Stock is changed or exchanged. In the event the Corporation shall at any time declare or pay any dividend on the Common Stock payable in shares of Common Stock, or effect a subdivision, combination or consolidation of the outstanding shares of Common Stock (by reclassification or otherwise than by payment of a dividend in shares of Common Stock) into a greater or lesser number of shares of Common Stock, then in each such case the amount set forth in the preceding sentence with respect to the exchange or change of shares of Series A Preferred Stock shall be adjusted by multiplying such amount by a fraction, the numerator of which is the number of shares of Common Stock outstanding immediately after such event and the denominator of which is the number of shares of Common Stock that were outstanding immediately prior to such event.

Section 8. No Redemption. The shares of Series A Preferred Stock shall not be redeemable by the Company.

Section 9. Rank. The Series A Preferred Stock shall rank, with respect to the payment of dividends and the distribution of assets upon liquidation, dissolution or winding up, junior to all series of any other class of the Corporation's Preferred Stock, except to the extent that any such other series specifically provides that it shall rank on a parity with or junior to the Series A Preferred Stock.

Section 10. Amendment. At any time any shares of Series A Preferred Stock are outstanding, the Certificate of Incorporation of the Corporation shall not be amended in any manner which would materially alter or change the powers, preferences or special rights of the Series A Preferred Stock so as to affect them adversely without the affirmative vote of the holders of at least two-thirds of the outstanding shares of Series A Preferred Stock, voting separately as a single class.

Section 11. Fractional Shares. Series A Preferred Stock may be issued in fractions of a share that shall entitle the holder, in proportion to such holder's fractional shares, to exercise voting rights, receive dividends, participate in distributions and to have the benefit of all other rights of holders of Series A Preferred Stock.

IN WITNESS WHEREOF, this Certificate of Designations is executed on behalf of the Corporation by its Chairman of the Board this ___ day of __________, 2000.

Chairman of the Board

EXHIBIT B

[Form of Right Certificate]

Certificate No. R-   _______ Rights

NOT EXERCISABLE AFTER FEBRUARY 18, 2010 OR EARLIER IF NOTICE OF REDEMPTION OR EXCHANGE IS GIVEN OR IF THE COMPANY IS MERGED OR ACQUIRED PURSUANT TO AN AGREEMENT OF THE TYPE DESCRIBED IN SECTION 1.3(ii)(A)(z) OF THE AGREEMENT. THE RIGHTS ARE SUBJECT TO REDEMPTION AT $.01 PER RIGHT, AND TO EXCHANGE ON THE TERMS SET FORTH IN THE AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SECTION 11.1.2 OF THE AGREEMENT), RIGHTS BENEFICIALLY OWNED BY OR TRANSFERRED TO AN ACQUIRING PERSON (AS DEFINED IN THE AGREEMENT), OR ANY SUBSEQUENT HOLDER OF SUCH RIGHTS WILL BECOME NULL AND VOID AND WILL NO LONGER BE TRANSFERABLE.

Right Certificate

ALLERGAN, INC.

This certifies that ______________________________, or registered assigns, is the registered owner of the number of Rights set forth above, each of which entitles the owner thereof, subject to the terms, provisions and conditions of the Rights Agreement, dated as of January 25, 2000, as the same may be amended from time to time (the "Agreement"), between Allergan, Inc., a Delaware corporation (the "Company"), and First Chicago Trust Company of New York, a New York trust company, as Rights Agent (the "Rights Agent"), to purchase from the Company at any time after the Distribution Date and prior to 5:00 P.M. (New York time) on February 18, 2010, at the offices of the Rights Agent, or its successors as Rights Agent, designated for such purpose, one one-hundredth of a fully paid, nonassessable share of Series A Junior Participating Preferred Stock, par value $.01 per share (the "Preferred Shares") of the Company, at a purchase price of $300.00 per one one-hundredth of a Preferred Share, subject to adjustment (the "Purchase Price"), upon presentation and surrender of this Right Certificate with the Form of Election to Purchase and certification duly executed. The number of Rights evidenced by this Right Certificate (and the number of one one-hundredths of a Preferred Share which may be purchased upon exercise thereof) set forth above, and the Purchase Price set forth above, are the number and Purchase Price as of February 18, 2000, based on the Preferred Shares as constituted at such date. Capitalized terms used in this Right Certificate without definition shall have the meanings ascribed to them in the Agreement. As provided in the Agreement, the Purchase Price and the number of Preferred Shares which may be purchased upon the exercise of the Rights evidenced by this Right Certificate are subject to modification and adjustment upon the happening of certain events.

This Right Certificate is subject to all of the terms, provisions and conditions of the Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities hereunder of the Rights Agent, the Company and the holders of the Right Certificates. Copies of the Agreement are on file at the principal offices of the Company and the Rights Agent.

This Right Certificate, with or without other Right Certificates, upon surrender at the offices of the Rights Agent designated for such purpose, may be exchanged for another Right Certificate or Right Certificates of like tenor and date evidencing Rights entitling the holder to purchase a like aggregate number of one one-hundredths of a Preferred Share as the Rights evidenced by the Right Certificate or Right Certificates surrendered shall have entitled such holder to purchase. If this Right Certificate shall be exercised in part, the holder shall be entitled to receive upon surrender hereof another Right Certificate or Right Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Agreement, the Board of Directors may, at its option, (i) redeem the Rights evidenced by this Right Certificate at a redemption price of $.01 per Right or (ii) exchange Common Shares for the Rights evidenced by this Certificate, in whole or in part.

No fractional Preferred Shares will be issued upon the exercise of any Right or Rights evidenced hereby (other than fractions of Preferred Shares which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depository receipts), but in lieu thereof a cash payment will be made, as provided in the Agreement.

No holder of this Right Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of the Preferred Shares or of any other securities of the Company which may at any time be issuable on the exercise hereof, nor shall anything contained in the Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a stockholder of the Company or any right to vote for the election of directors or upon any matter submitted to stockholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting stockholders (except as provided in the Agreement), or to receive dividends or subscription rights, or otherwise, until the Right or Rights evidenced by this Right Certificate shall have been exercised as provided in the Agreement.

If any term, provision, covenant or restriction of the Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of the Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

This Right Certificate shall not be valid or binding for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers of the Company and its corporate seal. Dated as of _______________.

Attest: ALLERGAN, INC.

By ----------------------------------- By -----------------------------------
Title: Title:

Countersigned:

FIRST CHICAGO TRUST COMPANY OF NEW YORK, as Rights Agent

By -----------------------------------
Authorized Signature

[Form of Reverse Side of Right Certificate]

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Right Certificate.)

FOR VALUE RECEIVED ____
hereby sells, assigns and transfers unto ____________________________
____
____

(Please print name and address of transferee)

Rights evidenced by this Right Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ___________ Attorney, to transfer the within Right Certificate on the books of the within-named Company, with full power of substitution.

Dated:

Signature

Signature Guaranteed:

- ------------------------------

Signatures must be guaranteed by an "eligible guarantor institution" as defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended.

- --
The undersigned hereby certifies that:

(1) the Rights evidenced by this Right Certificate are not beneficially owned by and are not being assigned to an Acquiring Person or an Affiliate or an Associate thereof; and

(2) after due inquiry and to the best knowledge of the undersigned, the undersigned did not acquire the Rights evidenced by this Right Certificate from any person who is, was or subsequently became an Acquiring Person or an Affiliate or Associate thereof.

Dated:

Signature

FORM OF ELECTION TO PURCHASE

(To be executed if holder desires to
exercise the Right Certificate.)

To: Allergan, Inc.

The undersigned hereby irrevocably elects to exercise ______________ Rights represented by this Right Certificate to purchase the Preferred Shares issuable upon the exercise of such Rights (or such other securities or property of the Company or of any other Person which may be issuable upon the exercise of the Rights) and requests that certificates for such shares be issued in the name of:

- --
(Please print name and address)

- --

If such number of Rights shall not be all the Rights evidenced by this Right Certificate, a new Right Certificate for the balance remaining of such Rights shall be registered in the name of and delivered to:

Please insert social security
or other identifying number

- --
(Please print name and address)

- --

Dated:

Signature

Signature Guaranteed:

- ---

Signatures must be guaranteed by an "eligible guarantor institution" as defined in Rule 17Ad-15 promulgated under the Securities Exchange Act of 1934, as amended.

The undersigned hereby certifies that:

(1) the Rights evidenced by this Right Certificate are not beneficially owned by and are not being assigned to an Acquiring Person or an Affiliate or an Associate thereof; and

(2) after due inquiry and to the best knowledge of the undersigned, the undersigned did not acquire the Rights evidenced by this Right Certificate from any person who is, was or subsequently became an Acquiring Person or an Affiliate or Associate thereof.

Dated:

Signature

NOTICE

The signature in the foregoing Form of Assignment and Form of Election to Purchase must conform to the name as written upon the face of this Right Certificate in every particular, without alteration or enlargement or any change whatsoever.

In the event the certification set forth above in the Form of Assignment or Form of Election to Purchase is not completed, the Company will deem the beneficial owner of the Rights evidenced by this Right Certificate to be an Acquiring Person or an Affiliate or Associate hereof and such Assignment or Election to Purchase will not be honored.

EXHIBIT C

As described in the Rights Agreement, Rights which are held by or have been held by an Acquiring Person or Associates or Affiliates thereof (as defined in the Rights Agreement) and certain transferees thereof shall become null and void and will no longer be transferable.

SUMMARY OF RIGHTS TO PURCHASE PREFERRED SHARES

On January 25, 2000 the Board of Directors of Allergan, Inc. (the "Company") declared a dividend of one preferred share purchase right (a "Right") for each share of common stock, $.01 par value (the "Common Shares"), of the Company outstanding at the close of business on February 18, 2000 (the "Record Date"). As long as the Rights are attached to the Common Shares, the Company will issue one Right (subject to adjustment) with each new Common Share so that all such shares will have attached Rights. When exercisable, each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Series A Junior Participating Preferred Stock (the "Preferred Shares") at a price of $300.00 per one one-hundredth of a Preferred Share, subject to adjustment (the "Purchase Price"). The description and terms of the Rights are set forth in a Rights Agreement, dated as of January 25, 2000, as the same may be amended from time to time (the "Agreement"), between the Company and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

Until the earlier to occur of (i) ten (10) days following a public announcement that a person or group of affiliated or associated persons has acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the Common Shares (an "Acquiring Person") or (ii) ten (10) business days (or such later date as may be determined by action of the Board of Directors prior to such time as any person or group of affiliated persons becomes an Acquiring Person) following the commencement or announcement of an intention to make a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of the Common Shares (the earlier of (i) and (ii) being called the "Distribution Date"), the Rights will be evidenced, with respect to any of the Common Share certificates outstanding as of the Record Date, by such Common Share certificate together with a copy of this Summary of Rights.

The Agreement provides that until the Distribution Date (or earlier redemption exchange, termination, or expiration of the Rights), the Rights will be transferred with and only with the Common Shares. Until the Distribution Date (or earlier redemption or expiration of the Rights), new Common Share certificates issued after the close of business on the Record Date upon transfer or new issuance of the Common Shares will contain a notation incorporating the Agreement by reference. Until the Distribution Date (or earlier redemption, exchange, termination or expiration of the Rights), the surrender for transfer of any certificates for Common Shares, with or without such notation or a copy of this Summary of Rights, will also constitute the transfer of the Rights associated with the Common Shares represented by such certificate. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights

("Right Certificates") will be mailed to holders of record of the Common Shares as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights.

The Rights are not exercisable until the Distribution Date. The Rights will expire on February 18, 2010, subject to the Company's right to extend such date (the "Final Expiration Date"), unless earlier redeemed or exchanged by the Company or terminated.

Each Preferred Share purchasable upon exercise of the Rights will be entitled, when, as and if declared, to a minimum preferential quarterly dividend payment of $1.00 per share but will be entitled to an aggregate dividend of 100 times the dividend, if any, declared per Common Share. In the event of liquidation, dissolution or winding up of the Company, the holders of the Preferred Shares will be entitled to a minimum preferential liquidation payment of $100 per share (plus any accrued but unpaid dividends) but will be entitled to an aggregate payment of 100 times the payment made per Common Share. Each Preferred Share will have 100 votes and will vote together with the Common Shares. Finally, in the event of any merger, consolidation or other transaction in which Common Shares are exchanged, each Preferred Share will be entitled to receive 100 times the amount received per Common Share. Preferred Shares will not be redeemable. These rights are protected by customary antidilution provisions. Because of the nature of the Preferred Share's dividend, liquidation and voting rights, the value of one one-hundredth of a Preferred Share purchasable upon exercise of each Right should approximate the value of one Common Share.

The Purchase Price payable, and the number of Preferred Shares or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of the Preferred Shares, (ii) upon the grant to holders of the Preferred Shares of certain rights or warrants to subscribe for or purchase Preferred Shares or convertible securities at less than the current market price of the Preferred Shares or (iii) upon the distribution to holders of the Preferred Shares of evidences of indebtedness, cash, securities or assets (excluding regular periodic cash dividends at a rate not in excess of 125% of the rate of the last regular periodic cash dividend theretofore paid or, in case regular periodic cash dividends have not theretofore been paid, at a rate not in excess of 50% of the average net income per share of the Company for the four quarters ended immediately prior to the payment of such dividend, or dividends payable in Preferred Shares (which dividends will be subject to the adjustment described in clause (i) above)) or of subscription rights or warrants (other than those referred to above).

In the event that a Person becomes an Acquiring Person or if the Company were the surviving corporation in a merger with an Acquiring Person or any affiliate or associate of an Acquiring Person and the Common Shares were not changed or exchanged, each holder of a Right, other than Rights that are or were acquired or beneficially owned by the Acquiring Person (which Rights will thereafter be void), will thereafter have the right to receive upon exercise that number of Common Shares having a market value of two times the then current Purchase Price of the Right. In the event that, after a person has become an Acquiring Person, the Company were acquired in a merger or other business combination transaction or more than 50% of its assets or earning power were sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value of two times the then current Purchase Price of the Right.

At any time after a Person becomes an Acquiring Person and prior to the earlier of one of the events described in the last sentence of the previous paragraph or the acquisition by such Acquiring Person of 50% or more of the outstanding Common Shares, the Board of Directors may cause the Company to exchange the Rights (other than Rights owned by an Acquiring Person which will have become void), in whole or in part, for Common Shares at an exchange rate of one Common Share per Right (subject to adjustment).

No adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional Preferred Shares or Common Shares will be issued (other than fractions of Preferred Shares which are integral multiples of one one-hundredth of a Preferred Share, which may, at the election of the Company, be evidenced by depository receipts), and in lieu thereof, a payment in cash will be made based on the market price of the Preferred Shares or Common Shares on the last trading date prior to the date of exercise.

The Rights may be redeemed in whole, but not in part, at a price of $.01 per Right (the "Redemption Price") by the Board of Directors at any time prior to the time that an Acquiring Person has become such. The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon any redemption of the Rights, the right to exercise the Rights will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Company beyond those as an existing stockholder, including, without limitation, the right to vote or to receive dividends.

Any of the provisions of the Agreement may be amended by the Board of Directors of the Company for so long as the Rights are then redeemable, and after the Rights are no longer redeemable, the Company may amend or supplement the Agreement in any manner that does not adversely affect the interests of the holders of the Rights (other than an Acquiring Person or an affiliate or associate of an Acquiring Person). The Company may at any time prior to such time as any person becomes an Acquiring Person amend the Agreement to lower the thresholds described above to no less than the greater of (i) any percentage greater than the largest percentage of the outstanding Common Shares then known by the Company to be beneficially owned by any person or group of affiliated or associated persons (other than an Exempt Person) and (ii) 10%.

A copy of the Agreement has been filed with the Securities and Exchange Commission as an Exhibit to a Current Report on Form 8-K. A copy of the Agreement is available free of charge from the Company. This summary description of the Rights does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is incorporated herein by reference.

Exhibit H

Item No. 6 of the Company's Proxy Statement for its 2010 Annual Meeting of Stockholders

Item No. 6

RESTATEMENT OF RESTATED CERTIFICATE OF INCORPORATION

Our board requests that the stockholders approve a proposal to amend and restate our Restated Certificate of Incorporation. The purpose of this proposal is to update and simplify certain provisions in our Restated Certificate of Incorporation and to incorporate separately and previously filed amendments (including those amendments which previously increased the number of authorized shares of our common stock) in order to consolidate all changes since our Restated Certificate of Incorporation was originally filed. As part of this restatement, Article 17, which relates to the Stockholders' Rights Plan dated as of April 11, 1989 (the "Plan") will be eliminated. The Plan expired pursuant to its terms on July 27, 1999 and our subsequent Rights Agreement, dated as of January 25, 2000, expired on February 18, 2010, which our board has elected not to renew. Therefore, Article 17 of our Restated Certificate of Incorporation is now obsolete and can be removed.

The complete text of the proposed amendments to our Restated Certificate of Incorporation, including revisions discussed in Item Nos. 3 through 5, is included in this Proxy Statement as Annex A. Approval of this Item 6 shall adopt only those amendments in Annex A that are not proposed in Items 3 through 5. To illustrate the proposed amendments in Annex A, language that is struck through is proposed to be deleted from our current Restated Certificate of Incorporation and language that is underlined is proposed to be added to our current Restated Certificate of Incorporation. You are urged to read Annex A in its entirety.

An affirmative vote of 66 2/3% of outstanding shares entitled to vote generally in the election of directors is required to amend our Restated Certificate of Incorporation as proposed in this Item 6. If approved, these amendments would become effective upon the filing of a certificate setting forth the amendments with the Secretary of State of the State of Delaware, which we would file promptly after the annual meeting.

OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" ITEM 6.

Exhibit I

Amended and Restated Certificate of Incorporation

Exhibit 3.1

AMENDED AND RESTATED CERTIFICATE OF INCORPORATION
OF
ALLERGAN, INC.

ALLERGAN, INC. (the "Corporation"), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, DOES HEREBY CERTIFY:

1. The Corporation was originally incorporated on April 14, 1977, under the name of ALLERGAN PHARMACEUTICALS, INC. Pursuant to a Certificate of Amendment filed on September 26, 1986, the name of the Corporation was changed and now is ALLERGAN, INC.

2. Pursuant to Sections 242 and 245 of the General Corporation Law of the State of Delaware, this Amended and Restated Certificate of Incorporation (this "Certificate of Incorporation") restates and integrates and further amends the provisions of the Restated Certificate of Incorporation of the Corporation.

3. This Certificate of Incorporation amends and restates in its entirety the Corporation's Amended and Restated Certificate of Incorporation filed on April 30, 2010, as heretofore amended, to read as follows:

ARTICLE 1. Name

The name of the Corporation is Allergan, Inc.

ARTICLE 2. Registered Office

The address of the registered office of the Corporation in the State of Delaware is The Prentice-Hall Corporation System, Inc., 2711 Centerville Road, Suite 400, in the City of Wilmington, County of New Castle. The name of its registered agent at such address is The Prentice-Hall Corporation System, Inc.

ARTICLE 3. Purpose

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of the State of Delaware, as may be amended from time to time. The Corporation shall have perpetual existence.

ARTICLE 4. Authorized Capital Stock

The aggregate number of shares which the Corporation shall have authority to issue is 505,000,000, to be divided into (a) 500,000,000 shares of Common Stock, par value $.01 per share and (b) 5,000,000 shares of Preferred Stock, par value $.01 per share.

The Board of Directors is hereby empowered to cause the Preferred Stock to be issued from time to time for such consideration as it may from time to time fix, and to cause such Preferred Stock to be issued in series with such voting powers and such designations, preferences and relative, participating, optional or other special rights as designated by the Board of Directors in the resolution providing for the issue of such series. Shares of Preferred Stock of any one series shall be identical in all respects.

ARTICLE 5. Bylaws

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind the bylaws of the Corporation.

ARTICLE 6. Election of Directors

The number of directors that shall constitute the whole Board of Directors shall be fixed by, or in the manner provided in, the bylaws of the Corporation. At each annual meeting of stockholders of the Corporation commencing at the annual meeting of stockholders next following the 2011 annual meeting of stockholders, all directors shall be elected for a term expiring at the next succeeding annual meeting of stockholders, by such stockholders having the right to vote on such election. The term of each director serving as of and immediately following the date of the 2011 annual meeting of stockholders shall expire at the next annual meeting of stockholders after such date, notwithstanding that such director may have been elected for a term that extended beyond the date of such annual meeting of stockholders. Each director shall hold office until his or her successor is duly elected and qualified or until his or her prior death, resignation, retirement, disqualification or removal from office.

Notwithstanding the foregoing, whenever the holders of any one or more classes or series of Preferred Stock issued by the Corporation shall have the right, voting separately by class or series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of this Restated Certificate of Incorporation or the resolution or resolutions adopted by the Board of Directors pursuant to Article 4 hereof.

Elections of directors need not be by written ballot unless the bylaws of the Corporation shall so provide.

ARTICLE 7. Removal of Directors

Subject to the rights, if any, of the holders of shares of Preferred Stock then outstanding, any or all of the directors of the Corporation may be removed from office by the stockholders at any annual or special meeting of stockholders of the Corporation, the notice of which shall state that the removal of a director or directors is among the purposes of the meeting, with or without cause, by the affirmative vote of at least a majority of the outstanding shares of stock of the Corporation entitled to vote generally in the election of directors of the Corporation.

ARTICLE 8. Board of Directors Vacancies

Subject to the rights, if any, of the holders of shares of Preferred Stock then outstanding, newly created directorships resulting from any increase in the number of directors or any vacancy on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum, or by a sole remaining director. The term of any director elected in accordance with the preceding sentence shall expire at the next annual meeting of the stockholders following such director's election. Each such director shall hold office until his or her successor is duly elected and qualified or until his or her prior death, resignation, retirement, disqualification or removal from office. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

ARTICLE 9. No Stockholder Action by Written Consent

Any action required or permitted to be taken at any annual or special meeting of stockholders may be taken only upon the vote of the stockholders at an annual or special meeting duly called and may not be taken by written consent of the stockholders.

ARTICLE 10. Special Meetings of the Stockholders

Special meetings of the stockholders of the Corporation for any purpose or purposes may be called at any time by the Board of Directors, the Chairman of the Board of Directors or the Chief Executive Officer of the Corporation. Subject to the rights, if any, of the holders of shares of Preferred Stock then outstanding, special meetings of the stockholders of the Corporation may not be called by any other person or persons.

ARTICLE 11. Annual Meetings of Stockholders

At an annual meeting of stockholders, only such business shall be conducted, and only such proposals shall be acted upon, as shall have been brought before the annual meeting (a) by, or at the direction of, a majority of the directors, or (b) by any stockholder of the Corporation who complies with the notice procedures set forth in this Article 11. For a proposal to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 30 days nor more than 60 days prior to the scheduled annual meeting, regardless of any postponements, deferrals or adjournments of that meeting to a later date; *provided, however*, that if less than 40 days' notice or prior public disclosure of the date of the scheduled annual meeting is given or made, notice by the stockholder, to be timely, must be so delivered or received not later than the close of business on the tenth day following the earlier of the day on which such notice of the date of the scheduled annual meeting was mailed or the day on which such public disclosure was made. A stockholder's notice to the Secretary shall set forth as to each matter the stockholder proposes to bring before the annual meeting (a) a brief description of the proposal desired to be brought before the annual meeting and the reasons for conducting such business at the annual meeting, (b) the name and address, as they appear on the Corporation's books, of the stockholder proposing such business and any other stockholders known by such stockholder to be supporting such proposal, (c) the class and number of shares of the Corporation's stock which are beneficially owned by the stockholder on the date of such stockholder notice and by any other stockholders known by such stockholder to be supporting such proposal on the date of such stockholder notice, and (d) any financial interest of the stockholder in such proposal.

The presiding officer of the annual meeting shall determine and declare at the annual meeting whether the stockholder proposal was made in accordance with the terms of this Article 11. If the presiding officer determines that a stockholder proposal was not made in accordance with the terms of this Article 11, he shall so declare at the annual meeting and any such proposal shall not be acted upon at the annual meeting.

This provision shall not prevent the consideration and approval or disapproval at the annual meeting of reports of officers, directors and committees of the Board of Directors, but, in connection with such reports, no new business shall be acted upon at such annual meeting unless stated, filed and received as herein provided.

ARTICLE 12. Stockholder Nomination of Directors

Subject to the rights, if any, of the holders of shares of Preferred Stock then outstanding, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors. Nominations of persons for election to the Board of Directors of the Corporation may be made at a meeting of stockholders by or at the direction of the Board of Directors by any nominating committee or person appointed by the Board of Directors or by any stockholder of the Corporation entitled to vote for the election of directors at the meeting who complies with the notice procedures set forth in this Article 12. Such nominations, other than those made by or at the direction of the Board of Directors, shall be made pursuant to timely notice in writing to the Secretary of the Corporation. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the principal executive offices of the Corporation not less than 30 days nor more than 60 days prior to the scheduled annual meeting, regardless of any postponements, deferrals or adjournments of that meeting to a later date; *provided, however*, that if less than 40 days' notice or prior public disclosure of the date of the scheduled annual meeting is given or made, notice by the stockholder, to be timely, must be so delivered or received not later than the close of business on the tenth day following the earlier of the day on which such notice of the date of the scheduled annual meeting was mailed or the day on which such public disclosure was made. A stockholder's notice to the Secretary shall set forth (a) as to each person whom the stockholder proposes to nominate for election or re-election as a director, (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class and number of shares of capital stock of the Corporation which are beneficially owned by the person and (iv) any other information relating to the person that is required to be disclosed in solicitations for proxies for election of directors pursuant to Rule 14a under the Securities Exchange Act of 1934, as amended; and (b) as to the stockholder giving the notice (i) the name and address, as they appear on the Corporation's books, of the stockholder and (ii) the class and number of shares of the Corporation's stock which are beneficially owned by the stockholder on the date of such stockholder notice. The Corporation may require any proposed nominee to furnish such other information as may reasonably be required by the Corporation to determine the eligibility of such proposed nominee to serve as director of the Corporation.

The presiding officer of the annual meeting shall determine and declare at the annual meeting whether the nomination was made in accordance with the terms of this Article 12. If the presiding officer determines that a nomination was not made in accordance with the terms of this Article 12, he shall so declare at the annual meeting and any such defective nomination shall be disregarded.

ARTICLE 13. Limitation of Director Liability

A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit. If the Delaware General Corporation Law is amended after the date hereof to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

ARTICLE 14. Indemnification

(a) Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she, or a person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee or agent, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith. Such indemnification shall continue as to an indemnitee who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; *provided, however*, that, except as provided in subparagraph (b) hereof, the Corporation shall indemnify any such indemnitee seeking indemnification in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation. The right to indemnification conferred in this Article 14 shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition (an "expense advancement"); *provided, however*, that, if the Delaware General Corporation Law so requires, the payment of such expenses incurred by an indemnitee in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such indemnitee while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made upon delivery to the Corporation of an undertaking, by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal that such indemnitee is not entitled to be indemnified under this Article 14 or otherwise; and *provided, further*, that no expense advancement shall be paid by the Corporation if independent legal counsel shall advise the Board of Directors in a written opinion that, based upon the facts known to such counsel at the time, (a) the indemnitee acted in bad faith or deliberately breached his or her duty to the Corporation or its stockholders, and (b) as a result of such conduct by the indemnitee, it is more likely than not that it will ultimately be determined that such indemnitee has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Corporation to indemnify such indemnitee. The Corporation may, by action of its Board of Directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

(b) If a claim under subparagraph (a) of this Article 14 is not paid in full by the Corporation within 30 days after a written claim has been received by the Corporation, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. If successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an expense advancement, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. It shall be a defense to any such action that the indemnitee has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the indemnitee is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its Board of Directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the indemnitee has not met the applicable standard of conduct; *provided, however*, that a determination by the board of directors denying an expense advancement based upon the written opinion of independent legal counsel as provided for in subparagraph (a) above shall be a complete defense to any action seeking an expense advancement, but such determination shall not be a defense or create a presumption that the indemnitee is not entitled to be indemnified hereunder upon the final disposition of the proceeding.

(c) The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this Article 14 shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of this Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

(d) The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any such expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

ARTICLE 15. Business Combinations

(a) For purposes of this Article 15, the following terms shall have the meanings indicated, and all capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in Section 203(c) of the Delaware General Corporation Law, as in effect on the date of filing of this Certificate of Incorporation:

(i) "Business Combination" shall have the meaning ascribed to it in Section 203(c)(3) of the Delaware General Corporation Law; *provided, however*, that the term "interested stockholder," as used therein, shall have the meaning ascribed to it in subparagraph (a)(iv) below.

(ii) "Disinterested Shares" shall mean the shares of Voting Stock of the Corporation held by Persons other than an Interested Stockholder, and each reference herein to a percentage or portion of the Disinterested Shares shall refer to such percentage or portion of the votes entitled to be cast by the holders of such Disinterested Shares.

(iii) "Independent Directors" shall mean the members of the Board of Directors who were directors of the Corporation prior to any Person becoming an Interested Stockholder or were recommended for election or elected to succeed such directors by a majority of such directors.

(iv) "Interested Stockholder" shall mean any Person (other than the Corporation and any direct or indirect majority-owned subsidiary of the Corporation) that (1) is the owner of 5% or more of the outstanding Voting Stock or (2) is an Affiliate or Associate of the Corporation and was the owner of 5% or more of the outstanding Voting Stock at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such Person is an Interested Stockholder; and the Affiliates and Associates of such Person. For the purpose of determining whether a Person is an Interested Stockholder, the Voting Stock deemed to be outstanding shall include stock deemed to be owned by the Person through application of Section 203(c)(8) of the Delaware General Corporation Law, but shall not include any other unissued stock of the Corporation which may be issuable pursuant to any agreement, arrangement or understanding, or upon exercise of conversion rights, warrants or options, or otherwise.

(v) "Voting Stock" shall mean stock of the Corporation of any class or series entitled to vote generally in the election of directors of the Corporation, and each reference herein to a percentage or portion of shares of Voting Stock shall refer to such percentage or portion of the votes entitled to be cast by the holders of such shares.

(b) In addition to any affirmative vote required by applicable law or any other provision of this Certificate of Incorporation or specified in any agreement, and in addition to any voting rights granted to or held by the holders of any series of Preferred Stock, the approval or authorization of any Business Combination with an Interested Stockholder that has not been approved by a majority of the Independent Directors prior to the date that such stockholder became an Interested Stockholder, shall require the affirmative vote of the holders of not less than a majority of the Disinterested Shares then outstanding.

(c) A majority of the Independent Directors shall have the power and duty to determine, on the basis of information known to them after reasonable inquiry, all facts necessary to determine compliance with this Article 15, including without limitation, (i) whether a Person is an Interested Stockholder; (ii) the number of shares of Voting Stock Owned by any Person, (iii) whether a Person is an Affiliate or Associate of another Person, (iv) whether a proposed transaction is a Business Combination and (v) whether a Business Combination shall have been approved by a majority of the Independent Directors prior to the date that a stockholder became an Interested Stockholder; and any such determination made in good faith by a majority of the Independent Directors shall be conclusive and binding for all purposes of this Article 15.

ARTICLE 16. Board Considerations

The Board of Directors, each committee of the Board and each individual director, in discharging their respective duties under applicable law and this Certificate of Incorporation and in determining what they each believe to be in the best interests of the Corporation and its stockholders, may consider the effects, both short-term and long-term, of any action or proposed action taken or to be taken by the Corporation, the Board of Directors or any committee of the Board on the interests of (i) the employees, distributors, customers, suppliers and/or creditors of the Corporation and its subsidiaries and (ii) the communities in which the Corporation and its subsidiaries own or lease property or conduct business, all to the extent that the Board, any committee of the Board or any individual director deems pertinent under the circumstances; *provided, however*, that the provisions of this Article 16 shall not limit in any way the right of the Board to consider any other lawful factors in making its determinations, including, without limitation, the effects, both short-term and long-term, of any action or proposed action on the Corporation or its stockholders directly; and *provided further* that this Article 16 shall be deemed solely to grant discretionary authority to the Board, each committee of the Board and each individual director and shall not be deemed to provide to any specific constituency any right to be considered.

ARTICLE 17. Amendment of Certificate of Incorporation

The Corporation reserves this right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation. In addition to any affirmative vote required by applicable law or any other provision of this Certificate of Incorporation, and in addition to any voting rights granted to or held by the holders of any series of Preferred Stock, the affirmative vote of the holders of not less than a majority of the outstanding shares of stock of the Corporation entitled to vote generally in the election of directors of the Corporation shall be required to amend or repeal, or adopt any provisions inconsistent with, the provisions of this Certificate of Incorporation.

IN WITNESS WHEREOF, this Certificate of Incorporation has been signed by David E.I. Pyott, the Corporation's Chief Executive Officer, and attested by Matthew J. Maletta, the Corporation's Secretary, this 3rd day of May, 2011.

/s/ David E.I. Pyott

David E.I. Pyott, Chief Executive Officer

/s/ Matthew J. Maletta

Matthew J. Maletta, Secretary

Exhibit J

Proxy Statement for the Company's 2012 Annual Meeting of Stockholders

SCHEDULE 14A INFORMATION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Proxy Statement Pursuant to Section 14(a) of the Securities Exchange Act of 1934

Filed by the Registrant ☒

Filed by a Party other than the Registrant ☐

Check the appropriate box:

☐ Preliminary Proxy Statement
☐ Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☒ Definitive Proxy Statement
☐ Definitive Additional Materials
☐ Soliciting Material Pursuant to § 240.14a-12

Allergan, Inc.

(Name of Registrant as Specified In Its Charter)

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒ No fee required.

☐ Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1) Title of each class of securities to which transaction applies:

(2) Aggregate number of securities to which transaction applies:

(3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4) Proposed maximum aggregate value of transaction:

(5) Total fee paid:

☐ Fee paid previously with preliminary materials.

☐ Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

(1) Amount Previously Paid:

(2) Form, Schedule or Registration Statement No.:

(3) Filing Party:

(4) Date Filed:

ALLERGAN

2525 Dupont Drive, Irvine, CA 92612 (714) 246-4500

March 15, 2012

Dear Stockholder:

You are cordially invited to attend our 2012 annual meeting of stockholders, to be held on May 1, 2012 at 10:00 a.m., local time, at our headquarters located at 2525 Dupont Drive, Irvine, California 92612. We hope you will be present to hear management's report to stockholders. The attached notice of meeting and proxy statement describe the matters to be acted upon at the annual meeting. We urge you to read this information carefully.

Whether or not you plan to attend the annual meeting personally, and regardless of the number of shares of Allergan stock you own, it is important that your shares be represented at the annual meeting. We are pleased to take advantage of Securities and Exchange Commission rules that allow companies to furnish their proxy materials over the internet. As a result, we are mailing to most of our stockholders a Notice of Internet Availability of Proxy Materials (the "Notice") instead of a paper copy of our proxy materials, which include the Notice of Annual Meeting, our Proxy Statement, our 2011 Annual Report and a proxy card or voting instruction form. The Notice contains instructions on how to access those documents on the internet and how to cast your vote via the internet. The Notice also contains instructions on how to request a paper copy of our proxy materials. All stockholders who do not receive the Notice will receive a paper copy of the proxy materials by mail. If you receive a paper copy of our proxy materials, you can cast your vote by completing the enclosed proxy card and returning it in the postage-prepaid envelope provided, or by utilizing the telephone or internet voting systems.

David E.I. Pyott
Chairman of the Board, President
and Chief Executive Officer

ALLERGAN

2525 Dupont Drive, Irvine, CA 92612

NOTICE OF ANNUAL MEETING OF ALLERGAN, INC. STOCKHOLDERS

TO BE HELD ON MAY 1, 2012

TO OUR STOCKHOLDERS:

The 2012 annual meeting of stockholders of Allergan, Inc. will be held on Tuesday, May 1, 2012 at 10:00 a.m., local time, at our headquarters located at 2525 Dupont Drive, Irvine, California 92612. We will consider and act on the following items of business at the annual meeting:

1. Election of ten directors for a term of office expiring at the 2013 annual meeting of stockholders and until their successors are duly elected and qualified. The nominees for election to our board of directors are David E.I. Pyott, Herbert W. Boyer, Ph.D., Deborah Dunsire, M.D., Michael R. Gallagher, Dawn Hudson, Robert A. Ingram, Trevor M. Jones, Ph.D., Louis J. Lavigne, Jr., Russell T. Ray and Stephen J. Ryan, M.D.
2. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2012;
3. Conduct an advisory vote to approve the compensation of our named executive officers;
4. Consider one stockholder proposal, if properly presented at the annual meeting; and
5. Such other business as may properly come before the annual meeting.

The Proxy Statement accompanying this notice describes each of these items of business in more detail. Our board of directors recommends: a vote "FOR" each of the ten nominees for director named in the Proxy Statement, a vote "FOR" items 2 and 3 and a vote "AGAINST" item 4.

If you were a holder of record of Allergan common stock at the close of business on March 8, 2012, you are entitled to notice of and to vote at the annual meeting.

By Order of the Board of Directors

Matthew J. Maletta
Vice President,
Associate General Counsel and Secretary

Irvine, California
March 15, 2012

ALLERGAN, INC.
2525 Dupont Drive, Irvine, CA 92612

PROXY STATEMENT
ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 1, 2012

TABLE OF CONTENTS

ALLERGAN, INC.
2525 Dupont Drive, Irvine, CA 92612

ANNUAL MEETING OF STOCKHOLDERS
TO BE HELD ON MAY 1, 2012

PROXY STATEMENT

INFORMATION CONCERNING VOTING AND SOLICITATION

Solicitation of Proxies is Made by Allergan's Board of Directors

The board of directors of Allergan, Inc. ("Allergan," the "Company," "we," "our" or "us") is soliciting proxies to be used at the annual meeting of stockholders, to be held on Tuesday, May 1, 2012 at 10:00 a.m., local time, at our headquarters located at 2525 Dupont Drive, Irvine, California 92612, and at any continuation, adjournment or postponement thereof. Directions to attend the annual meeting can be found on our website at *www.allergan.com*. References to our website in this Proxy Statement are not intended to function as hyperlinks and the information contained on our website is not intended to be incorporated into this Proxy Statement.

As permitted by the Securities and Exchange Commission ("SEC"), Allergan is providing most stockholders with access to our proxy materials over the internet rather than in paper form. Accordingly, on or about March 21, 2012, we will mail a Notice of Internet Availability of Proxy Materials (the "Notice") containing instructions on how to access the proxy materials over the internet to most of our stockholders. We will mail printed copies of the full set of proxy materials to the rest of our stockholders. If you receive the Notice by mail, you will not receive a printed copy of the proxy materials in the mail unless you follow the instructions contained on the Notice for requesting such materials. The Notice instructs you on how to access and review all of the important information contained in our Proxy Statement and our 2011 Annual Report to Stockholders over the internet. The Notice also instructs you on how to submit your proxy via the internet.

Important Notice Regarding the Availability of Proxy Materials for the Stockholder Meeting to Be Held on May 1, 2012:

Our Proxy Statement and our 2011 Annual Report to Stockholders are Available at *www.proxyvote.com*. This website address contains the following documents: the Notice of the Annual Meeting, our Proxy Statement and our 2011 Annual Report to Stockholders. You are encouraged to access and review all of the important information contained in the proxy materials before voting.

Who Can Vote, Outstanding Shares

Record holders of our common stock as of March 8, 2012 may vote at the annual meeting. As of the record date, there were 304,714,456 shares of our common stock (exclusive of approximately 2,813,185 shares of common stock held in treasury) outstanding, each entitled to one vote. The shares of common stock held in our treasury will not be voted at the annual meeting. There were approximately 5,086 stockholders of record as of the record date.

How You Can Vote

You may vote by attending the annual meeting and voting in person or you may vote by submitting a proxy. If you are the record holder of your stock, you may vote by submitting your proxy via the internet, by telephone or through the mail.

To vote via the internet, follow the instructions on the Notice or go to the internet address stated on your proxy card. To vote by telephone, call the number on your proxy card. If you receive only the Notice, you may follow the procedures outlined in the Notice to vote via the internet or request a proxy card.

As an alternative to voting by telephone or via the internet, you may vote by mail. If you receive only the Notice, you may follow the procedures outlined in the Notice to request a paper proxy card to submit your vote by mail. If you receive a paper copy of the proxy materials and wish to vote by mail, simply mark your proxy card, date and sign it and return it in the postage-prepaid envelope. If you do not have the postage-prepaid envelope, please mail your completed proxy card to the following address: Allergan, Inc., c/o Broadridge Financial Solutions, Inc., 51 Mercedes Way, Edgewood, NY 11717.

If you hold your shares of common stock in street name you will receive a notice from your broker, bank or other nominee that includes instructions on how to vote your shares. Your broker, bank or other nominee will allow you to deliver your voting instructions via the internet and may also permit you to submit your voting instructions by telephone. In addition, you may request paper copies of our Proxy Statement and proxy card by following the instructions on the notice provided by your broker, bank or other nominee.

The internet and telephone voting facilities will close at 11:59 p.m., Eastern Time, on April 30, 2012. Stockholders who submit a proxy via the internet should be aware that they may incur costs to access the internet, such as usage charges from telephone companies or internet service providers and that these costs must be borne by such stockholders. Stockholders who submit a proxy via the internet or by telephone need not return a proxy card or the form forwarded by your broker, bank or other nominee by mail.

YOUR VOTE IS VERY IMPORTANT. You should submit your proxy even if you plan to attend the annual meeting. If you properly give your proxy and submit it to us in time to vote, the individuals named as your proxy holders will vote your shares as you have directed.

All shares entitled to vote and represented by properly submitted proxies (including those submitted via the internet, by telephone and by mail) received before the polls are closed at the annual meeting, and not revoked or superseded, will be voted at the annual meeting in accordance with the instructions indicated on those proxies. If no direction is indicated on a proxy, your shares will be voted by the proxy holders named in the enclosed proxy according to the recommendation of our board: "FOR" the election of all of the director nominees; "FOR" ratification of the selection of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2012; "FOR" approval of the compensation of our named executive officers; and "AGAINST" the stockholder proposal. In their discretion, the proxy holders named in the proxy are authorized to vote on any other matters that may properly come before the annual meeting and at any continuation, postponement or adjournment of the annual meeting. As of the date of this Proxy Statement, our board does not know of any other items of business that will be presented for consideration at the annual meeting other than those described in this Proxy Statement.

Voting in Person

If you plan to attend the annual meeting and wish to vote in person, you will be given a ballot at the annual meeting. Please note that if your shares are held of record by a broker, bank or other nominee, and you decide to attend and vote at the annual meeting, your vote in person at the annual meeting will not be effective unless you present a legal proxy, issued in your name from your broker, bank or other nominee. Even if you plan to attend the annual meeting, we encourage you to submit your proxy to vote your shares in advance of the annual meeting.

Stockholders who wish to attend the annual meeting will be required to present verification of ownership of our common stock, such as a bank or brokerage firm account statement and will be required to present a valid government-issued picture identification, such as a driver's license or passport, to gain admittance to the annual meeting.

No cameras, recording equipment, electronic devices, large bags, briefcases or packages will be permitted in the annual meeting.

How You May Revoke or Change Your Vote

As a stockholder of record, you have the power to revoke your proxy at any time before it is voted. A proxy may be revoked by a stockholder of record by:

- delivering a written notice of revocation to our Secretary at or before the annual meeting;

- presenting to our Secretary, at or before the annual meeting, a later dated proxy executed by the person who executed the prior proxy;
- submitting another proxy by telephone or via the internet (your latest telephone or internet voting instructions are followed); or
- attending the annual meeting and voting in person.

Attendance at the annual meeting will not, by itself, revoke a proxy. Any written notice of revocation or delivery of a subsequent proxy by a stockholder of record may be sent to Allergan, Inc., Attn: Secretary, P.O. Box 19534, Irvine, CA 92623, or hand delivered to our Secretary at or before the voting at the annual meeting.

If you hold your shares through a broker, bank or other nominee, you may change your vote by submitting new voting instructions to your broker, bank or other nominee. If you wish to vote in person, you must obtain a legal proxy issued to you by your broker, bank or other nominee.

Quorum and Required Vote

The inspector of elections appointed for the annual meeting will tabulate votes cast by proxy or in person at the annual meeting. The inspector of elections will also determine whether or not a quorum is present. In order to constitute a quorum for the conduct of business at the annual meeting, a majority of the outstanding shares of our common stock entitled to vote at the annual meeting must be present or represented by proxy at the annual meeting. Shares that abstain from voting on any proposal, or that are represented by broker non-votes (as discussed below), will be treated as shares that are present and entitled to vote at the annual meeting for purposes of determining whether a quorum exists.

A broker holding shares of record for you is not entitled to vote on certain matters unless the broker receives voting instructions from you. Uninstructed shares, or broker non-votes, result when shares are held by a broker who has not received instructions from the beneficial owner on such matters and the broker has so notified us on a proxy form in accordance with industry practice or has otherwise advised us that the broker lacks voting authority.

Election of Directors: Item No. 1. Our Amended and Restated Bylaws provide for a majority voting standard in the election of directors in uncontested elections, which are generally defined as elections in which the number of nominees does not exceed the number of directors to be elected at the meeting. In the election of directors, you may either vote "for," "against" or "abstain." Cumulative voting is not permitted. Under our majority voting standard, in uncontested elections of directors, such as this election, each director must be elected by the affirmative vote of a majority of the votes cast by the shares present in person or represented by proxy and entitled to vote. A "majority of the votes cast" means that the number of votes cast "for" a director nominee exceeds the number of votes cast "against" the nominee. Abstentions and broker non-votes will not count as a vote "for" or "against" a nominee's election and thus will have no effect in determining whether a director nominee has received a majority of the votes cast.

Our board has adopted a policy under which, in uncontested elections, an incumbent director nominee who does not receive the required votes for re-election is expected to tender his or her resignation to our board. The Corporate Governance and Compliance Committee, or another duly authorized committee of our board, will determine whether to accept or reject the tendered resignation generally within 90 days after certification of the election results. Allergan will publicly disclose the committee's determination regarding the tendered resignation and the rationale behind the decision in a Current Report on Form 8-K filed with the SEC.

Ratification of Independent Registered Public Accounting Firm: Item No. 2. The approval of Item No. 2, ratifying the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2012, requires the affirmative vote of a majority of shares present at the annual meeting, in person or by proxy, and entitled to vote on the proposal. Abstentions on Item No. 2 will have the same effect as a vote against Item No. 2. The approval of Item No. 2 is a routine proposal on which a broker or other nominee is generally empowered to vote in the absence of voting instructions from the beneficial owner, so broker non-votes are unlikely to result from this proposal.

Advisory Vote to Approve the Compensation of our Named Executive Officers: Item No. 3. The approval of Item No. 3, regarding the compensation of our named executive officers, requires the affirmative vote of a majority of shares present at the annual meeting, in person or by proxy, and entitled to vote on the proposal. Abstentions will have the same effect as votes against this proposal. Broker non-votes will have no effect on this proposal as brokers are not entitled to vote on such proposal in the absence of voting instructions from the beneficial owner.

Stockholder Proposal: Item No. 4. The approval of the non-binding stockholder proposal under Item No. 4, if properly presented at the annual meeting, requires the affirmative vote of a majority of the shares present at the annual meeting, in person or by proxy, and entitled to vote on the stockholder proposal. Abstentions will have the same effect as votes against the stockholder proposal and broker non-votes will have no effect on the result of the votes on the stockholder proposal. Broker non-votes will have no effect on this proposal as brokers are not entitled to vote on such proposal in the absence of voting instructions from the beneficial owner.

Costs of Solicitation

The total cost of this solicitation, including preparing, printing and mailing this Proxy Statement, will be borne by us. In addition to solicitation by mail, our officers and employees may solicit proxies by telephone, by facsimile or in person. We have retained MacKenzie Partners, Inc. to assist in the solicitation of proxies for a fee estimated to be approximately $25,000, plus the reimbursement of out-of-pocket expenses incurred on behalf of the Company. We will also reimburse brokers, nominees, fiduciaries and other custodians for reasonable expenses incurred by them in sending proxy soliciting material to the beneficial owners of our common stock.

Stockholder List

A list of stockholders entitled to vote at the annual meeting will be available for examination by any stockholder for any purpose germane to the annual meeting during ordinary business hours at our corporate headquarters offices located at 2525 Dupont Drive, Irvine, CA 92612 for the ten days prior to the annual meeting, and also at the annual meeting.

Confidentiality

It is our policy that all proxies, ballots and voting materials that identify the particular vote of a stockholder be kept confidential, except in the following circumstances:

- to allow the independent inspector of elections appointed for the annual meeting to certify the results of the vote;
- as necessary to meet applicable legal requirements, including the pursuit or defense of a judicial action;
- where we conclude in good faith that a bona fide dispute exists as to the authenticity of one or more proxies, ballots or votes, or as to the accuracy of the tabulation of such proxies, ballots or votes;
- where a stockholder expressly requests disclosure or has made a written comment on a proxy card;
- where contacting stockholders by us is necessary to obtain a quorum, the names of stockholders who have or have not voted (but not how they voted) may be disclosed to us by the independent inspector of elections appointed for the annual meeting;
- aggregate vote totals may be disclosed to us from time to time and publicly announced at the meeting of stockholders at which they are relevant; and
- in the event of any solicitation of proxies or written consents with respect to any of our securities by a person other than us of which solicitation we have actual notice.

Item No. 1

ELECTION OF DIRECTORS

Our board currently consists of ten members. At our annual meeting of stockholders held on May 3, 2011, our stockholders approved an amendment and restatement of our Amended and Restated Certificate of Incorporation, which among other amendments, eliminated the classification of our board. Accordingly, the current term of office of each of our directors shall expire at the 2012 annual meeting of stockholders and each of the ten directors is being nominated for a term expiring the date of our 2013 annual meeting of stockholders and until their successors are duly elected and qualified. Our board appoints directors to fill vacancies on our board, as they occur, as well as vacancies resulting from newly created directorships, in each instance upon the recommendation of the Corporate Governance and Compliance Committee. A director appointed to fill a vacancy shall serve a term that expires at the next annual meeting of stockholders.

Upon the recommendation of the Corporate Governance and Compliance Committee, our board has nominated each of the following ten persons to be elected to serve for a one-year term expiring at the annual meeting of stockholders in 2013. Each of the nominees for election currently serves as a director and has consented to serve for a new term. Each nominated director was elected by our stockholders to his or her present term of office.

Nominee	Position with Us	Audit and Finance	Corporate Governance and Compliance	Organization and Compensation	Science & Technology
David E.I. Pyott	Chairman of the Board, President and Chief Executive Officer				
Herbert W. Boyer, Ph.D.	Vice Chairman of the Board		M		M
Deborah Dunsire, M.D.	Director		M		M
Michael R. Gallagher	Director	M		C	
Dawn Hudson	Director	M		M	
Robert A. Ingram	Director		C	M	
Trevor M. Jones, Ph.D.	Director		M		M
Louis J. Lavigne, Jr.	Director	M			M
Russell T. Ray	Director	C		M	
Stephen J. Ryan, M.D.	Director	M			C

"C" indicates Chair and "M" indicates Member of the respective committee.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE ELECTION OF EACH OF THE TEN NAMED DIRECTOR NOMINEES.

Although it is anticipated that each nominee will be able to serve as a director, should any nominee become unavailable to serve, the shares of our common stock represented by the proxies will be voted for such other person or persons as may be designated by our board, unless our board reduces the number of directors accordingly. As of the date of this Proxy Statement, our board is not aware of any nominee who is unable or will decline to serve as a director.

Information About Director Nominees

Set forth below are descriptions of the backgrounds of each nominee and their principal occupations for at least the past five years and their public-company directorships as of the record date as well as those held during the past five years. There are no relationships among any of our directors or among any of our directors and executive officers.

DAVID E.I. PYOTT, 58, has been our Chief Executive Officer since January 1998 and in 2001 became Chairman of the Board. Mr. Pyott also served as our President from January 1998 until February 2006, and again beginning March 2011. As Chief Executive Officer, Mr. Pyott refocused our strategy on specialty pharmaceuticals, biotechnology and medical devices and has grown our franchises in ophthalmology, neurosciences, medical dermatology, medical aesthetics, urology, obesity intervention and other specialty markets. Previously, Mr. Pyott served as head of the Nutrition Division and a member of the Executive Committee of Novartis AG, a publicly-traded company focused on the research and development of products to protect and improve health and well-being, from 1995 until December 1997. From 1992 to 1995, Mr. Pyott was President and Chief Executive Officer of Sandoz Nutrition Corp., Minneapolis, Minnesota, a predecessor to Novartis AG, and General Manager of Sandoz Nutrition, Barcelona, Spain, from 1990 to 1992. Prior to that, Mr. Pyott held various positions within the Sandoz Nutrition group from 1980.

Mr. Pyott is also the lead independent director of the board of Avery Dennison Corporation, a publicly-traded company focused on pressure-sensitive technology and self-adhesive solutions where he serves on its Compensation and Executive Personnel Committee and Governance and Social Responsibility Committee, and a member of the board of directors of Edwards Lifesciences Corporation, a publicly-traded company focused on products and technologies to treat advanced cardiovascular diseases, where he serves on its Audit and Public Policy Committee. Mr. Pyott is a former member of the board for Pacific LifeCorp and Pacific Mutual Holding Company, the parent companies of Pacific Life Insurance Company. Mr. Pyott is a member of the Directors' Board of The Paul Merage School of Business at the University of California, Irvine. Mr. Pyott serves on the board and Executive Committee of the Biotechnology Industry Organization and in the same capacity at the California Healthcare Institute. Mr. Pyott also serves as a member of the board of the Pan-American Ophthalmological Foundation, the International Council of Ophthalmology Foundation and as a member of the Advisory Board for the Foundation of The American Academy of Ophthalmology. Mr. Pyott also serves as Vice Chairman of the Board of Trustees of Chapman University.

Mr. Pyott's in-depth knowledge of our operations and the markets and industries in which we compete, combined with his entrepreneurial leadership experience in the healthcare industry, position him well to serve as our Chairman and Chief Executive Officer and provide a critical link between management and our board, enabling our board to provide its oversight function with the benefit of management's perspective of the business. For these reasons, and given Mr. Pyott's substantial public company governance experience from serving on the boards of several large public companies, our board has concluded that Mr. Pyott should serve as one of our directors.

HERBERT W. BOYER, PH.D., 75, is a founder of Genentech, Inc., a publicly-traded biotechnology company, and was a director of Genentech from 1976 to 2009 when Genentech was acquired by the Roche Group. He served as Vice President of Genentech from 1976 through his retirement in 1991. Dr. Boyer, a Professor of Biochemistry at the University of California at San Francisco from 1976 to 1991, demonstrated the usefulness of recombinant DNA technology to produce medicines economically, which laid the groundwork for Genentech's development.

In 2007, Dr. Boyer was awarded the Perkin Medal by the Society of Chemical Industry for his contributions to recombinant DNA technology. Dr. Boyer received the 1993 Helmut Horten Research Award for his research in the use of gene technology in medicine. He also received the National Medal of Science from President George H. W. Bush in 1990, the National Medal of Technology in 1989 and the Albert Lasker Basic Medical Research Award in 1980 for his development of recombinant DNA technology. He is an elected member of the National Academy of Sciences, a Fellow in the American Academy of Arts & Sciences and a former Trustee of The Scripps Research Institute. Dr. Boyer was elected Vice Chairman of the Board in 2001, served as Chairman of the Board from 1998 to 2001, and has been a board member since 1994. Dr. Boyer is a member of the Corporate Governance and Compliance Committee and the Science & Technology Committee.

As a founder of Genentech and having served as Vice President of Genentech and a Professor of Biochemistry at the University of California at San Francisco, Dr. Boyer brings to our board extensive scientific knowledge in biotechnology and over 31 years of business management experience. With over 16 years of service on our board, including as Vice Chairman and Chairman of our board, Dr. Boyer has a deep understanding of our operations, products and industry, and provides invaluable insights to our board. For these reasons, our board has concluded that Dr. Boyer should serve as one of our directors and as lead independent director.

DEBORAH DUNSIRE, M.D., 49, has served as President and Chief Executive Officer of Millennium Pharmaceuticals, Inc., The Takeda Oncology Company, focused on discovering, developing and commercializing medicines to improve the lives of patients with cancer, since July 2005. Since the acquisition of Millennium by Takeda Pharmaceuticals Company Limited of Osaka, Japan, Dr. Dunsire has served on the Management Committee for Takeda. Prior to joining Millennium Pharmaceuticals, Dr. Dunsire was Senior Vice President, Head of North American Oncology Operations from July 2000 to July 2005, and Vice President, Oncology Business Unit from August 1996 to June 2000, of Novartis AG, a publicly-traded company focused on the research and development of products to protect and improve health and well-being. At Novartis, she helped increase the North American oncology revenues to over $2.1 billion from approximately $50 million in 10 years. From April 1988 to August 1996, Dr. Dunsire held various positions with Sandoz Laboratories, a pharmaceutical company, in the areas of product management, scientific development and clinical research.

Dr. Dunsire is a member of the board of the Biotechnology Industry Organization and numerous nonprofit organizations, such as Gabrielle's Angels Foundation for Cancer Research, CancerCare, the Museum of Science, Boston, and the Massachusetts General Hospital Research Advisory Council. Dr. Dunsire was the 2001 recipient of the American Cancer Society's Excalibur Award and was the 2009 recipient of The Healthcare Businesswomen's Association's "Woman of The Year." Dr. Dunsire is a graduate of the medical school of the University of the Witwatersrand, South Africa. Dr. Dunsire was appointed to our board in December 2006 and is a member of the Corporate Governance and Compliance Committee and the Science & Technology Committee.

Dr. Dunsire brings to our board considerable pharmaceutical management and operations experience. Dr. Dunsire also brings to our board valuable insights as both a clinical researcher and a physician. Our board has concluded that, with over 21 years of leadership experience in the scientific, clinical, operational and commercial aspects of the biological/pharmaceutical business, including as President and Chief Executive Officer of Millennium Pharmaceuticals, Inc. and the head of the Novartis North American oncology operations, Dr. Dunsire should serve as one of our directors.

MICHAEL R. GALLAGHER, 66, was Chief Executive Officer and a Director of Playtex Products, Inc., a publicly-traded personal care and consumer products manufacturer, from July 1995 through his retirement in December 2004. Prior to that, Mr. Gallagher was Chief Executive Officer of North America for Reckitt & Colman plc, a consumer products company based in London. Mr. Gallagher was President and Chief Executive Officer of Eastman Kodak's subsidiary L&F Products, a cleaning products company, from 1988 until the subsidiary was sold to Reckitt & Colman plc in 1994. Mr. Gallagher held various executive positions with the Lehn & Fink Products group of Sterling Drug, maker of *Lysol®* and other household cleaning products, from 1984 until its sale to Eastman Kodak in 1988. Mr. Gallagher held various general management and brand management positions with The Clorox Company and The Procter & Gamble Company.

Mr. Gallagher is the Chairman of the Board of Advisors of the Haas School of Business, University of California, Berkeley. Mr. Gallagher was elected to our board in 1998, is Chairman of the Organization and Compensation Committee and is a member of the Audit and Finance Committee.

Our board has concluded that, with more than three decades of experience in key leadership roles at public and private personal care and consumer products companies, including as the former Chief Executive Officer of Playtex Products, Mr. Gallagher provides our board with a wealth of business and management experience, as well as invaluable broad-based personal care and consumer products experience and should serve as one of our directors.

DAWN HUDSON, 54, has served as Vice Chairman of The Parthenon Group, an advisory firm focused on strategy consulting, since March 2009. Prior to that, Ms. Hudson served as President and Chief Executive Officer of Pepsi-Cola North America ("PCNA"), the multi-billion dollar refreshment beverage unit of PepsiCo, Inc. in the United States and Canada from March 2005 until November 2007. From May 2002 through March 2005, Ms. Hudson served as President of PCNA. In addition, Ms. Hudson served as Chief Executive Officer of PCNA and concurrently of the PepsiCo Foodservice Division from March 2005 to November 2007. Prior to joining PepsiCo, Ms. Hudson was Managing Director at D'Arcy Masius Benton & Bowles, a leading advertising agency based in New York.

In 2006 and 2007, Ms. Hudson was named among Fortune Magazine's "50 Most Powerful Women in Business" and the Forbes "100 Most Powerful Women" globally. In 2002, she received the honor of "Advertising Woman of the Year" by Advertising Women of New York. Ms. Hudson was also inducted into the American Advertising Federation's Advertising Hall of Achievement, and has been featured twice in Advertising Age's "Top 50 Marketers." Ms. Hudson is a director of Lowe's Companies, Inc., a publicly-traded nationwide chain of home improvement superstores, where she serves on the Compensation Committee and the Governance Committee, P.F. Chang's China Bistro, Inc., a publicly-traded national Asian dining restaurant chain, where she serves on the Compensation and Executive Development Committee and the Nominating and Corporate Governance Committee, and Interpublic Group of Companies, a publicly-traded company, one of the world's leading organizations of advertising agencies and marketing services companies. Ms. Hudson was appointed to our board effective January 2008 and is a member of the Audit and Finance Committee and the Organization and Compensation Committee.

Having served in key leadership roles at PepsiCo and previously as a Managing Director of a leading advertising agency, Ms. Hudson contributes considerable management experience to our board as well as valuable expertise and insights in consumer brand management, business strategy and marketing. In addition, by serving on the boards of several large public companies, Ms. Hudson also brings to our board considerable public company governance experience. For these reasons, our board has concluded that Mr. Hudson should serve as one of our directors.

ROBERT A. INGRAM, 69, has served as a General Partner of Hatteras Venture Partners, a venture capital firm focused on early stage life science companies, since January 2010. Mr. Ingram also serves as a strategic advisor to the Chief Executive Officer of GlaxoSmithKline plc, a publicly-traded pharmaceutical company, effective January 2010. Mr. Ingram has previously served as Vice Chairman Pharmaceuticals at GlaxoSmithKline plc since January 2003, as well as Chief Operating Officer and President of Pharmaceutical Operations of GlaxoSmithKline from January 2001 through his retirement in January 2003. Prior to that, he was Chief Executive Officer of Glaxo Wellcome plc from October 1997 to December 2000 and Chairman of Glaxo Wellcome Inc., Glaxo Wellcome plc's United States subsidiary, from January 1999 to December 2000. As Chief Executive Officer of Glaxo Wellcome plc, Mr. Ingram co-led the merger and integration that formed GlaxoSmithKline plc.

Mr. Ingram is also Chairman of the Board of Elan Pharmaceuticals, a publicly-traded specialty neuroscience-based biotechnology company focusing on neurodegenerative diseases, such as Alzheimer's disease, Parkinson's disease, and autoimmune diseases, including multiple sclerosis and Crohn's disease. He is a director of Edwards Lifesciences Corporation, a publicly-traded company focused on products and technologies to treat advanced cardiovascular disease, where he serves on the Compensation and Governance Committee. He serves as lead director of Valeant Pharmaceuticals International, a publicly-traded specialty pharmaceutical company focused on neurology, dermatology and infectious disease, where he serves on the Talent and Compensation Committee and the Corporate Governance/Nominating Committee, and Cree, Inc., a publicly-traded manufacturer of innovative semiconductors related to LED lighting, power and communications products, where he serves on the Compensation Committee and Chairs the Governance and Nominations Committee. Mr. Ingram is a former Chairman of the Board of OSI Pharmaceuticals, Inc., Valeant Pharmaceuticals International, and a former director of Lowe's Companies, Inc., Pharmaceutical Product Development, Inc., Nortel Networks, Wachovia Corporation, and Misys plc. Mr. Ingram is also involved with many nonprofit organizations, including as a founding director of the CEO Roundtable on Cancer. Mr. Ingram was appointed to our board in January 2005, is the Chairman of the Corporate Governance and Compliance Committee and is a member of the Organization and Compensation Committee.

Mr. Ingram has more than a decade of management experience in key leadership roles at GlaxoSmithKline plc and its predecessor company. He brings to our board a wealth of executive knowledge and experience in the pharmaceutical and medical device industry, including in-depth knowledge and understanding of its regulatory environment and governmental processes. Serving on the boards of several large public companies, Mr. Ingram also brings to our board substantial public company governance experience. For these reasons, our board has concluded that Mr. Ingram should serve as one of our directors.

TREVOR M. JONES, PH.D., 69, served as the Director General of the Association of the British Pharmaceutical Industry, an association representing the interests of approximately 75 British and international pharmaceutical companies, from 1994 through his retirement in August 2004. From 1987 to 1994, Prof. Jones was a director at Wellcome plc, a major healthcare business that merged with GlaxoSmithKline plc, where he was responsible for all research and development activities. At Wellcome, Prof. Jones led the successful development of numerous pharmaceutical compounds, as well as a number of over-the-counter medicines. Prof. Jones received his bachelor of pharmacy degree and Ph.D. from the University of London and is currently a visiting professor at King's College London. He has also gained an honorary doctorate from the University of Athens as well as honorary doctorates in science from the Universities of Strathclyde, Nottingham, Bath and Bradford in the United Kingdom. Prof. Jones was recognized in the Queen's Honors List and holds the title of Commander of the British Empire. He is also a fellow of the Royal Society of Chemistry, a fellow of the Royal Society of Medicine, a fellow of the Royal Pharmaceutical Society, an honorary fellow of the Royal College of Physicians and of its Faculty of Pharmaceutical Medicine and an honorary fellow of the British Pharmacological Society.

Prof. Jones is a board member of ReNeuron Group plc, a UK-based adult stem cell research and development company, Synexus Ltd., a clinical study recruitment and management specialist organization, Merlin Biosciences' Fund II, a specialized venture fund focused on life sciences companies, Sigma-Tau Finanziaria S.p.A., an Italian pharmaceutical company, Sigma-Tau Pharmaceuticals Inc., a pharmaceutical company focused on medicines for rare disorders, Verona Pharma plc, a public biotechnology company dedicated to research in respiratory diseases, and SciClone Pharmaceuticals, Inc., a public specialty pharmaceutical company focused on cancer and infectious diseases. Prof. Jones is a founder of the Geneva-based public-private partnership, Medicines for Malaria Venture and a founder and board member of the UK Stem Cell Foundation. Prof. Jones is a former Chairman of the boards of ReNeuron Group plc and Synexus Ltd. Prof. Jones is also a former member of the boards of NextPharma Technologies Holdings Ltd., Sigma-Tau Industrie Farmaceutiche Riunite S.p.A and Tecnogen S.p.A. Prof. Jones was appointed to our board in July 2004 and is a member of the Corporate Governance and Compliance Committee and the Science & Technology Committee.

With over 41 years of experience in research and development, and experience in the European and global pharmaceutical industry, Prof. Jones brings to our board valuable insights in the area of global pharmaceutical management and operations, as well as drug development. Serving as a member of the UK Government Regulatory Agency-The Medicines Commission, a member of the Prime Minister's Task Force on the Competitiveness of the Pharmaceutical Industry, and as Chair of the Government Advisory Group on Genetics Research, Prof. Jones brings to our board in-depth government relations experience. For these reasons, our board has concluded that Prof. Jones should serve as one of our directors.

LOUIS J. LAVIGNE, JR., 63, has served as a management consultant in the areas of corporate finance, accounting and strategy since March 2005. Prior to these consulting activities, Mr. Lavigne served as Executive Vice President and Chief Financial Officer of Genentech, Inc., a publicly-traded biotechnology company, from March 1997 through his retirement in March 2005. Mr. Lavigne joined Genentech in July 1982, was named controller in 1983 and, in that position, built Genentech's operating financial functions. In 1986, he was promoted to Vice President and assumed the position of Chief Financial Officer in September of 1988. Mr. Lavigne was named Senior Vice President in 1994 and was promoted to Executive Vice President in 1997. Prior to joining Genentech, he held various financial management positions with Pennwalt Corporation, a pharmaceutical and chemical company.

Mr. Lavigne serves on the board of BMC Software, Inc., a publicly-traded provider of enterprise management software and is Chairman of its Audit Committee, and Accuray Incorporated, a publicly-traded company specialized in the design, development and sale of the CyberKnife System, an image-guided robotic radiosurgery system used for the treatment of solid tumors, where he serves as Chairman of the Board and its Organization and Compensation Committee. Mr. Lavigne also serves on the board of SafeNet Inc., a privately-held computer security company, where he serves as Chairman of its Audit Committee. Mr. Lavigne is a trustee of Children's Hospital Oakland, where he serves as a member of its Finance Committee. Mr. Lavigne is a faculty member of the Babson College Executive Education's Bio-Pharma: Mastering the Business of Science program. Mr. Lavigne is also a trustee of Babson College and Babson Global, the California Institute of Technology and the Seven Hills School. Mr. Lavigne is a former member of the board and Chairman of the Audit Committees of

Arena Pharmaceuticals, Equinix, Inc. and Kyphon, Inc. Mr. Lavigne was appointed to our board in July 2005 and is a member of the Audit and Finance Committee and the Science & Technology Committee.

As the former Executive Vice President and Chief Financial Officer of Genentech, where Mr. Lavigne was a member of Genentech's Executive Committee and was responsible for Genentech's financial, corporate relations and information technology functions, Mr. Lavigne brings to our board a wealth of management, business operations, finance and accounting and business strategy experience in the biotechnology and pharmaceutical industries, which has led our board to conclude that Mr. Lavigne should serve as one of our directors. Serving on the boards of several large public companies and as a member of the West Audit Committee Chair Networks, Mr. Lavigne also brings to our board substantial public company governance experience. Given his expertise in finance and accounting, Mr. Lavigne has been determined to be an "audit committee financial expert" by our board.

RUSSELL T. RAY, 64, has served as a Partner of HLM Venture Partners, a private equity firm that provides venture capital to health care information technology, health care services and medical technology companies, since September 2003. Mr. Ray was founder, Managing Director and President of Chesapeake Strategic Advisors, a firm specializing in providing advisory services to health care and life sciences companies, from April 2002 to August 2003. From June 1999 to March 2002, Mr. Ray was Managing Director and Global Co-Head of the Credit Suisse First Boston Health Care Investment Banking Group, where he focused on providing strategic and financial advice to life sciences, health care services and medical device companies. Prior to joining Credit Suisse First Boston, Mr. Ray spent 12 years at Deutsche Bank, and its predecessor entities BT Alex. Brown and Alex. Brown & Sons, Inc., most recently as Global Head of Health Care Investment Banking.

During Mr. Ray's investment banking career he successfully completed over 175 acquisitions and financing transactions for health care companies in the United States, Europe and Israel. Mr. Ray is a Director of InfoMedics, Inc., a closely-held healthcare information technology company, Prism Education Group, Inc., a closely-held post secondary career education company and SW/P Media, Inc., a closely-held distributor of digital content. Mr. Ray served as a director of Socios Mayores en Salud from February 2010 through February 2011 when the company was acquired. Mr. Ray is also a director of the Midwest Peregrine Society. Mr. Ray was elected to our board in April 2003, is Chairman of the Audit and Finance Committee and is a member of the Organization and Compensation Committee.

Mr. Ray is a leading expert with extensive knowledge and experience in the banking and health care industries. He contributes to our board over 30 years of business strategy, finance and investment banking experience for life sciences, health care services and medical device companies. For these reasons, our board has concluded that Mr. Ray should serve as one of our directors. Given his expertise in finance and accounting, Mr. Ray has been determined to be an "audit committee financial expert" by our board.

STEPHEN J. RYAN, M.D., 71, has served as President of the Doheny Eye Institute since 1987 and as the Grace and Emery Beardsley Professor of Ophthalmology at the Keck School of Medicine of the University of Southern California since 1974, where he specializes in diabetic retinopathy, macular degeneration, ocular trauma and vitreoretinal surgery. Dr. Ryan continues to maintain a clinical practice with an emphasis on retina and macular disease and ocular trauma. Dr. Ryan was Dean of the Keck School of Medicine and Senior Vice President for Medical Care of the University of Southern California from 1991 through June 2004.

Dr. Ryan is a Member of the Institute of Medicine of the National Academy of Sciences and is a member and past president of numerous ophthalmologic organizations such as the Association of University Professors of Ophthalmology. Dr. Ryan is the founding President of the National Alliance for Eye and Vision Research. Dr. Ryan is also a member and director of the W.M. Keck Foundation and is a member of the Arnold and Mabel Beckman Foundation. Dr. Ryan was appointed to our board in September 2002, is Chairman of the Science & Technology Committee and is a member of the Audit and Finance Committee.

Our board has concluded that Dr. Ryan should serve as one of our directors because he provides our board with wide-ranging expertise in ophthalmology and is an internationally recognized expert in the field of retinal diseases and ocular trauma, providing congressional testimony on numerous occasions in support of the National Institutes of Health and the National Eye Institute. Dr. Ryan's experience as a leading ophthalmologist brings new breadth and depth of experience in the area of ophthalmology to our board.

Item No. 2

RATIFICATION OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit and Finance Committee of our board is responsible for the appointment, compensation, retention and oversight of the work of our independent registered public accounting firm. The Audit and Finance Committee has selected Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2012 and has further directed that management submit the selection of the independent registered public accounting firm for ratification by our stockholders at the annual meeting. Ernst & Young LLP has audited our financial statements since June 24, 2005.

Although ratification by our stockholders is not a prerequisite to the Audit and Finance Committee's ability to select Ernst & Young LLP as our independent registered public accounting firm, the Audit and Finance Committee believes such ratification is advisable and in the best interests of our stockholders. Accordingly, stockholders are being requested to ratify, confirm and approve the selection of Ernst & Young LLP as our independent registered public accounting firm to conduct the annual audit of our consolidated financial statements and our internal controls over financial reporting for fiscal year 2012. If the stockholders do not ratify the selection of Ernst & Young LLP, the selection of our independent registered public accounting firm will be reconsidered by the Audit and Finance Committee; provided, however, the Audit and Finance Committee may select Ernst & Young LLP notwithstanding the failure of our stockholders to ratify its selection. If the appointment of Ernst & Young LLP is ratified, the Audit and Finance Committee will continue to conduct an ongoing review of Ernst & Young LLP's scope of engagement, pricing and work quality, among other factors, and will retain the right to replace Ernst & Young LLP at any time.

Board Recommendation

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" THE RATIFICATION OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR FISCAL YEAR 2012.

Audit Matters

Independent Registered Public Accounting Firm's Fees

Aggregate fees billed to us for the fiscal years ended December 31, 2011 and December 31, 2010 by our independent registered public accounting firm, Ernst & Young LLP, are as follows:

Type of Fees	2011	2010
Audit Fees(1)	$ 4,890,651	$ 4,597,961
Audit-Related Fees(2)	60,244	259,900
Tax Fees(3)	140,665	569,385
All Other Fees (4)	610,000	0
Total	5,701,560	$ 5,427,246

(1) Represents the aggregate fees billed to us by Ernst & Young LLP for professional services rendered for the audit of our annual consolidated financial statements and our internal controls over financial reporting, for the reviews of our consolidated financial statements included in our Form 10-Q filings for each fiscal quarter, for statutory audits of our international operations and the preparation of comfort letters and consents with respect to registration statements.

(2) Represents the aggregate fees billed to us by Ernst & Young LLP for assurance and related services that are reasonably related to the performance of the audit and review of our consolidated financial statements that are not already reported in Audit Fees. These services include accounting consultations and attestation services that are not required by statute.

(3) Represents the aggregate fees billed to us by Ernst & Young LLP for professional services relating to tax compliance, tax advice and expatriate tax services.

(4) Represents the aggregate fees billed to us by Ernst & Young LLP for professional services relating to procedures performed in the role of an independent review organization as required by our Corporate Integrity Agreement.

Independent Registered Public Accounting Firm's Independence and Attendance at the Annual Meeting

The Audit and Finance Committee has considered whether the provision of the above noted services by Ernst & Young LLP is compatible with maintaining the independent registered public accounting firm's independence and has determined that the provision of such services by Ernst & Young LLP has not adversely affected the independent registered public accounting firm's independence.

Representatives of Ernst & Young LLP are expected to be present at the annual meeting, will have the opportunity to make a statement if they so request, and will be available to respond to appropriate questions.

Policy on Audit and Finance Committee Pre-Approval

As part of its required duties, the Audit and Finance Committee pre-approves audit and non-audit services performed by our independent registered public accounting firm to assure that the provision of such services does not impair the independent registered public accounting firm's independence. In February 2007, the Audit and Finance Committee adopted a revised policy for the pre-approval of audit and non-audit services rendered by our independent registered public accounting firm. The policy generally provides that services are to be pre-approved, up to specified amounts, in the defined categories of audit services, audit-related services, tax services and other related services, and sets requirements for specific case-by-case pre-approval of discrete projects that are not otherwise pre-approved or for services over the pre-approved amounts. Pre-approval may be given as part of the Audit and Finance Committee's approval of the scope of the engagement of the independent registered public accounting firm or on an individual basis. The pre-approval of services may be delegated to one or more of the Audit and Finance Committee's members, but the decision must be presented to the full Audit and Finance Committee at its next scheduled meeting. The policy prohibits retention of the independent registered public accounting firm to perform the prohibited non-audit functions defined in Section 201 of the Sarbanes-Oxley Act of 2002 or the rules of the SEC and also considers whether proposed services are compatible with the independence of the independent registered public accounting firm. All services provided by our independent registered public accounting firm in 2011 were pre-approved in accordance with the Audit and Finance Committee's pre-approval requirements.

Item No. 3

ADVISORY VOTE TO APPROVE THE COMPENSATION OF OUR NAMED EXECUTIVE OFFICERS ("SAY-ON-PAY VOTE")

Summary

We are asking our stockholders to provide advisory approval of the compensation of our named executive officers (which consist of our Chief Executive Officer, Chief Financial Officer, and our other three highest paid executive officers), as such compensation is described in the "Compensation Disclosure" section of this Proxy Statement, beginning on page 32. In 2011, our stockholders approved the compensation of our named executive officers with a 96.3% approval rating. The following is a summary of some of the key points of our 2012 executive compensation program. We urge our stockholders to review the "Compensation Disclosure – Compensation Discussion and Analysis" section of this Proxy Statement on page 32.

2011 Company Financial Performance and Total Stockholder Return. Our trend of exceptional financial and operating results continued during 2011:

- Adjusted diluted earnings per share increased 15.5% to $3.65.
- Annual sales revenues increased 10.9% to $5,347.1 million.
- Research and development reinvestment was 16.9% of sales revenue, or $902.8 million.
- Our total stockholder return (stock price appreciation plus dividends) ("TSR") for the one-, three- and five-year periods ending in 2011 was 28.1%, 30.0% and 8.3%, respectively, which exceeded that of the 75th percentile of our peers, in each case.

We emphasize pay-for-performance and tie a significant amount of our named executive officers' pay to our performance. Consistent with our performance-based compensation philosophy, approximately 85% of our named executive officers' potential compensation for 2011 was based on performance- and equity-based programs. The performance goals under our bonus program are key drivers of performance in our business, in order to ensure quality earnings per share while continuing to reinvest in the long-term growth of our business through R&D.

We believe that our compensation programs are strongly aligned with the long-term interests of our stockholders. We believe that equity awards coupled with our stock ownership guidelines serve to align the interests of our executives with those of our long-term stockholders by encouraging long-term performance. As such, equity awards are a key component of our executive compensation program. In 2011, equity awards,. mainly in the form of stock options, represented approximately 71% of our named executive officers' aggregate cash and equity compensation. Stock options closely align the interests of our executives with those of our stockholders because our executives will only realize a return on the option if our stock price increases over the term of the option. In addition, awards of stock options align with our growth strategy and provide significant leverage if our growth objectives are achieved; they also place a significant portion of compensation at risk if our objectives are not achieved and provide no guaranteed value.

We provide competitive pay opportunities that reflect best practices. The Organization and Compensation Committee (the "Compensation Committee") of our board consistently reviews our executive compensation program to ensure that it not only provides competitive pay opportunities, but also reflects best practices. Our named executive officers' total direct compensation for 2011 is between the median and the 75th percentile of our peer group and the market composite, which consists of a 50/50 blend of peer group and pharmaceutical industry published survey data.

We are committed to having strong governance standards with respect to our compensation program, procedures and practices. As part of its commitment to strong corporate governance and best practices, our Compensation Committee has retained an external compensation consultant and has incorporated compensation analytical tools such as market data, tally sheets, compensation history for each executive and walk-away analysis as part of its annual executive compensation review. In addition, our Compensation Committee has implemented claw-back provisions, stock ownership guidelines, prohibitions on short selling and trading derivative company securities, equity compensation grant procedures and an annual process to assess the risks related to our company-wide compensation programs.

Board Recommendation

Our board believes that the information provided above and within the "Compensation Disclosure" section of this Proxy Statement demonstrates that our executive compensation program was designed appropriately and is working to ensure that management's interests are aligned with our stockholders' interests and support long-term value creation.

The board has approved holding a "say-on-pay" advisory vote every year. In accordance with this policy and Section 14A of the Securities Exchange Act of 1934, as amended, and as a matter of good corporate governance, we are asking stockholders to approve the following advisory resolution at the annual meeting:

> RESOLVED, that the stockholders of Allergan approve, on an advisory basis, the compensation of Allergan's named executive officers, as disclosed in the Compensation Discussion and Analysis, compensation tables and narrative discussion set forth in this Proxy Statement.

The say-on-pay vote is advisory, and therefore not binding on the Company, Compensation Committee or our board. Although non-binding, the board and the Compensation Committee will review and consider the voting results when making future decisions regarding our executive compensation program. Unless the board modifies its policy on the frequency of future "say-on-pay" advisory votes, the next "say-on-pay" advisory vote will be held at the 2013 annual meeting of stockholders.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "FOR" APPROVAL OF THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS, AS DESCRIBED IN THE COMPENSATION DISCUSSION AND ANALYSIS, COMPENSATION TABLES AND NARRATIVE DISCUSSION SET FORTH IN THIS PROXY STATEMENT.

Item No. 4

STOCKHOLDER PROPOSAL

A stockholder has informed the Company that he intends to present the non-binding proposal set forth below at the annual meeting. If the stockholder (or a qualified representative) is present at the annual meeting and properly submits the proposal for a vote, then the stockholder proposal will be voted upon at the annual meeting.

In accordance with the federal securities laws, the stockholder proposal and supporting statement is presented below as submitted by the stockholder and is quoted verbatim and is in italics. The Company disclaims all responsibility for the content of the proposal and the supporting statement, including websites and other sources referenced in the supporting statement. The stock holdings of the proponent will be provided upon request to the Secretary of the Company.

THE BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE "AGAINST" THE STOCKHOLDER PROPOSAL FOR THE REASONS STATED IN THE BOARD'S RESPONSE, WHICH FOLLOWS THE STOCKHOLDER PROPOSAL.

Stockholder Proposal

Mr. John Chevedden with an address of ***FISMA & OMB Memorandum M-07-16*** has notified the Company that he intends to submit the following proposal at the annual meeting:

Special Shareowner Meetings

RESOLVED, Shareowners ask our board to take the steps necessary unilaterally (to the fullest extent permitted by law) to amend our bylaws and each appropriate governing document to give holders of 10% of our outstanding common stock (or the lowest percentage permitted by law above 10%) the power to call a special shareowner meeting.

This includes that such bylaw and/or charter text will not have any exclusionary or prohibitive language in regard to calling a special meeting that apply only to shareowners but not to management and/or the board (to the fullest extent permitted by law).

Special meetings allow shareowners to vote on important matters, such as electing new directors that can arise between annual meetings. Shareowner input on the timing of shareowner meetings is especially important when events unfold quickly and issues may become moot by the next annual meeting. This proposal does not impact our board's current power to call a special meeting.

This proposal topic won more than 60% support at CVS, Sprint and Safeway.

The merit of this Special Shareowner Meeting proposal should also be considered in the context of the opportunity for additional improvement in our company's 2011 reported corporate governance status in order to more fully realize our company's potential:

The Corporate Library www.thecorporatelibrary.com, an independent investment research firm, said our company had ongoing executive pay issues. Our CEO's base salary far exceeded the limit for Section 162(m) deductibility. Base salary is the building block for the amount of executive incentive pay. Long-term incentive pay consisted primarily of market-priced stock options that simply vest upon the passage of time.

Our CEO received 422,000 options with a grant date value of $8 million. To be effective, the equity given for long-term incentives should include performance-vesting features. Moreover, our market-priced stock options can provide rewards due to a rising market alone, regardless of executive performance.

Our Chairman David Pyott was a director on three boards — overextension concern. Robert Ingram, who received our highest negatives votes and even chaired our Nomination Committee, was a director at five boards

— another over-extension concern. Pyott and Ingram served together on the Edwards Lifesciences board. Dawn Hudson was on 4 boards and was further extended by being on two of our key board committees.

At the other extreme — our board was the only significant directorship for five directors. This could indicate a significant lack of current transferable director experience for half of our directors. Herbert Boyer, 74 had 17-years long-tenure — independence concern.

We had no shareholder right to act by written consent or to call a special meeting, no cumulative voting, no independent Board Chairman, no Lead Director and no shareholder opportunity to fill board vacancies.

Adopting this proposal would be a strong statement that our company is committed to a step forward in good corporate governance.

Please encourage our board to respond positively to this proposal to initiate improved corporate governance and financial performance: Special Shareowner Meetings — Yes on 4.

BOARD OF DIRECTORS' RESPONSE TO ITEM 4

The Board Recommends a Vote "AGAINST" the Stockholder Proposal for the following reasons:

The board believes that it is not in the best interests of all stockholders or the Company to enable holders of only 10% of the Company's outstanding common stock to have an unlimited ability to call a special meeting of stockholders for any purpose at any time. The proposal would permit a small group of minority stockholders to use the extraordinary measure of calling a special meeting to serve their narrow self-interest at the expense of the majority of our stockholders and the Company. For example, event-driven hedge funds or other activists may pursue a special meeting with the goal of being disruptive to the Company's business or to propose issues that facilitate their own short-term focused exit strategies. This could place substantial burdens on the rest of stockholders, who will need to devote considerable time and resources to evaluate the matters to be addressed at the special meeting and potentially protect their investment from the narrow self interests of a group of minority stockholders.

The power to call a special meeting has historically been a tool for acquirers in the hostile merger and acquisition context. Potential acquirers seeking to take over the Company for an inadequate price could use a special meeting to increase their negotiating leverage or to avoid negotiating at all with the board, which has the legal duty to protect the interests of all stockholders. This concern is heightened when certain hedge funds and others who may have a perspective substantially different from a majority of the stockholders could also borrow shares from other stockholders for the sole purpose of meeting the required threshold necessary to call a special meeting.

A special meeting also imposes significant burdens on the Company and should generally occur only when either fiduciary obligations or strategic concerns require that matters be addressed expeditiously. Giving holders of as little as 10% of our outstanding common stock the unlimited power to call a special meeting opens the door to potential abuse and waste of corporate resources. Preparing and conducting a special meeting could distract the board and management from their focus of maximizing long-term financial returns. Moreover, convening a special meeting is an expensive and time-consuming event because of the costs associated with preparing required disclosure documents, printing and mailing costs and the time commitment required of our board and senior management to prepare for and conduct the meeting.

The board believes that our existing mechanism for calling a special meeting is appropriate. Consistent with the General Corporation Law of the State of Delaware, our Amended and Restated Certificate of Incorporation provides that a special meeting may be called at any time by our board, the Chairman of the Board or the Chief Executive Officer. This provision allows the highly qualified and experienced board to listen to and consider the interests of all of the stockholders and enables the directors to exercise their seasoned business judgment, consistent with their fiduciary obligations to all stockholders, in determining when it is in the best interest of all stockholders to convene a special meeting. This mechanism effectively safeguards the broader interests of all stockholders and the Company.

The Company maintains open lines of communication with large and small stockholders, financial analysts and stockholder advisory services regarding important issues relating to the Company's business and governance. Stockholders are currently able to communicate directly with the board and can use the Company's annual meeting of stockholders to communicate their concerns to other stockholders, board and management, including through the submission of stockholder proposals. For extraordinary matters that cannot wait until the next annual meeting, the board, the Chairman of the Board or the Chief Executive Officer, who are bound by fiduciary duties to act in the best interest of all stockholders, may also call a special meeting.

The Company's existing corporate governance mechanisms and its open lines of communication with stockholders ensure accountability to all stockholders while enabling the board to protect the company from hostile or abusive tactics, consistent with their fiduciary duties to all Company stockholders. Over the past few years, the Company has proactively amended its corporate governance structure in an effort to be responsive to its stockholders, including allowing its rights plan to expire, declassifying its board, eliminating all supermajority voting standards from its Amended and Restated Certificate of Incorporation, and instituting a majority vote standard for the election of directors. Accordingly, the board does not believe that approval of the Stockholder Proposal is necessary or advisable.

THE BOARD OF DIRECTORS BELIEVES THAT THIS PROPOSAL IS NOT IN THE BEST INTERESTS OF ALL STOCKHOLDERS OR THE COMPANY AND UNANIMOUSLY RECOMMENDS THAT YOU VOTE "AGAINST" THE STOCKHOLDER PROPOSAL.

CORPORATE GOVERNANCE

Director Independence

Our Amended and Restated Bylaws and our Board of Directors Guidelines on Significant Corporate Governance Issues require that a majority of our directors meet the criteria for independence set forth under applicable securities laws, including the Securities Exchange Act of 1934, as amended (the "Exchange Act"), applicable rules and regulations of the SEC and applicable rules and regulations of the New York Stock Exchange (the "NYSE"). The NYSE Listed Company Manual and corresponding listing standards provide that, in order to be considered independent, our board must determine that a director has no material relationship with us other than as a director. Our board has reviewed the relationships between us, including our subsidiaries or affiliates, and each board member (and each such director's immediate family members).

Based on its review, our board has affirmatively determined that none of Drs. Boyer, Dunsire or Ryan, Prof. Jones, Messrs. Gallagher, Ingram, Lavigne or Ray or Ms. Hudson currently have any material relationship with us other than as a director and each is "independent" within the foregoing independence standards. In addition, the board previously determined that Messrs. Gavin S. Herbert and Leonard D. Schaeffer, each of whom retired from our board in May 2011, were independent. Mr. Pyott was determined to not be independent based on his service as our President and Chief Executive Officer. Our board's independence determinations included reviewing Mr. Ingram's service as a strategic advisor to a company with which Allergan has done business and Mr. Ray's service as a director on the board of a company with which Allergan has done business.

Our board has also determined that each member of the Audit and Finance Committee, the Corporate Governance and Compliance Committee and the Organization and Compensation Committee, respectively, is "independent" under the applicable listing standards of the NYSE and, with respect to members of the Audit and Finance Committee, the audit committee requirements of the SEC. None of the members of these committees is an officer, employee or former employee of us or any of our subsidiaries.

Our Board of Directors Guidelines on Significant Corporate Governance Issues are available on the Corporate Governance & Certificates section of our website at *www.allergan.com.*

Board Meetings

Our business and affairs are managed under the direction of our board. Our board held seven full meetings during 2011 and each director attended at least 75% of those meetings when he or she was a member of our board. Directors are also kept informed of our business through personal meetings and other communications, including considerable telephone contact with our Chairman of the Board, Vice Chairman of the Board and others regarding matters of interest and concern to us and our stockholders.

Executive Sessions

Non-management directors meet regularly in executive sessions without management. "Non-management" directors are all of our board members who are not our officers and include directors, if any, who are not "independent" by virtue of the existence of a material relationship with us. It is our board's policy that the Vice Chairman of the Board, a non-management director, serve as the lead independent director and, if present, preside over the executive sessions. If not present, a different non-management director is selected by the non-management directors to chair the executive session. Dr. Boyer is the current Vice Chairman of the Board and lead independent director. Executive sessions of our non-management directors are typically held in conjunction with each regularly scheduled board meeting.

Board Committees

Our board has a standing Audit and Finance Committee, Corporate Governance and Compliance Committee, Organization and Compensation Committee and Science & Technology Committee. Our board has reviewed, assessed the adequacy of, and approved a formal written charter for each of these committees, each of which is available on the Corporate Governance & Certificates section of our website at *www.allergan.com.*

Audit and Finance Committee

The Audit and Finance Committee is currently composed of Mr. Ray (chairperson), Dr. Ryan, Messrs. Gallagher and Lavigne and Ms. Hudson. Our board has determined that Messrs. Ray and Lavigne meet the definition of an audit committee financial expert, as set forth in Item 407(d)(5)(ii) of SEC Regulation S-K. The Audit and Finance Committee held nine meetings during 2011 and each member of the Audit and Finance Committee attended at least 75% of the total meetings of the committee held when he or she was a member.

Pursuant to the charter adopted for the Audit and Finance Committee, the primary role of the Audit and Finance Committee is to assist our board in its oversight of our financial reporting process. Our management is responsible for the preparation, presentation and integrity of our financial statements, and for maintaining appropriate accounting and financial reporting principles and policies and internal controls and procedures designed to assure compliance with accounting standards and applicable laws and regulations. Our independent registered public accounting firm is responsible for auditing our financial statements and expressing an opinion as to their conformity with generally accepted accounting principles as well as auditing our internal controls over financial reporting and expressing an opinion as to their effectiveness. The Audit and Finance Committee:

- reviews the integrity of our financial statements, financial reporting process and systems of internal controls regarding finance, accounting and legal compliance;
- assists our board in its oversight of our compliance with legal and regulatory requirements;
- assists our board in its oversight of enterprise-wide risk management;
- reviews the independence, qualifications and performance of our independent registered public accounting firm and internal audit department;
- provides an avenue of communication among the independent registered public accounting firm, management, the internal audit department and our board;
- prepares the report that SEC rules require be included in our annual proxy statement;
- reviews and discusses with management and our independent registered public accounting firm our annual audited consolidated financial statements, audit of internal controls over financial reporting and quarterly unaudited financial statements;
- retains, terminates and annually reconfirms our independent registered public accounting firm for the fiscal year;
- meets with our independent registered public accounting firm to discuss the scope and results of their audit examination and the fees related to such work;
- meets with our internal audit department and financial management to:
  - review the internal audit department's activities and to discuss our accounting practices and procedures;
  - review the adequacy of our accounting and control systems; and
  - report to our board any considerations or recommendations the Audit and Finance Committee may have with respect to such matters;
- reviews the audit schedule and considers any issues raised by members of the Audit and Finance Committee, our independent registered public accounting firm, the internal audit staff, the legal staff or management;
- reviews the independence of our independent registered public accounting firm, and the range of audit and non-audit services provided and fees charged by our independent registered public accounting firm;

- manages the receipt, retention and treatment of complaints we may receive regarding accounting, internal accounting controls or audit matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

- performs an annual self-evaluation;

- pre-approves audit and non-audit services performed by our independent registered public accounting firm in order to assure that the provision of such services does not impair the independent registered public accounting firm's independence;

- reviews, approves or modifies management recommendations on corporate financial strategy and policy and, where appropriate, makes recommendations to our board; and

- discusses with our management the certification of our financial reports by our principal executive officer and principal financial officer.

The report of the Audit and Finance Committee is on page 65 of this Proxy Statement.

Corporate Governance and Compliance Committee

The Corporate Governance and Compliance Committee is currently composed of Mr. Ingram (chairperson), Drs. Boyer and Dunsire and Prof. Jones. The Corporate Governance and Compliance Committee held five meetings during 2011 and each member of the Corporate Governance and Compliance Committee attended at least 75% of the total meetings of the committee held when he or she was a member. The Corporate Governance and Compliance Committee:

- receives reports from management regarding compliance-related matters and provides general compliance oversight;

- reviews and oversees compliance programs related to our Corporate Integrity Agreement;

- considers the performance of incumbent directors;

- considers and makes recommendations to our board concerning the size and composition of our board;

- develops and recommends to our board guidelines and criteria to determine the qualifications of directors;

- considers and reports to our board concerning its assessment of our board's performance;

- performs an annual self-evaluation;

- considers, from time to time, our current board committee structure and membership;

- recommends changes to the amount and type of compensation of board members as appropriate;

- makes recommendations to our board from time to time as to matters of corporate governance, and reviews and assesses our Guidelines on Significant Corporate Governance Issues;

- reviews and updates our Code of Business Conduct and Ethics and ensures that management has established a system to enforce the Code of Business Conduct and Ethics; and
- reviews political spending by the Company and any affiliated political action committees.

The Corporate Governance and Compliance Committee is responsible for recommending qualified candidates for election as directors, including the slate of directors that our board proposes for election by our stockholders at the annual meeting. In identifying, evaluating and selecting potential director nominees, including nominees recommended by our stockholders, the Corporate Governance and Compliance Committee generally engages in the following selection process:

- the Corporate Governance and Compliance Committee, our Chief Executive Officer or any other board member identifies the need to add a new member to our board with specific criteria or to fill a vacancy on our board. Alternatively, stockholders may recommend a nominee for election to fill a vacancy or as an addition to our board;

- the Corporate Governance and Compliance Committee initiates a search, working with support staff and seeking input from board members and senior management, and considering stockholder recommendations. The Corporate Governance and Compliance Committee may hire a search firm if deemed appropriate;

- the initial slate of candidates that satisfy specific criteria and otherwise qualify for membership on our board are identified and presented to the chairperson of the Corporate Governance and Compliance Committee, or in the chairperson's absence, any member of the Corporate Governance and Compliance Committee delegated to initially review director candidates;

- the appropriate Corporate Governance and Compliance Committee member makes an initial determination in his or her own independent business judgment as to the qualification and fit of such director candidate(s) and whether there is a need for additional directors to join our board at that time;

- if the reviewing Corporate Governance and Compliance Committee member determines that it is appropriate to proceed, our Chief Executive Officer and several members of the Corporate Governance and Compliance Committee interview prospective director candidate (s);

- the Corporate Governance and Compliance Committee provides informal progress updates to our board;

- the Corporate Governance and Compliance Committee meets to consider and approve the final director candidate(s); and

- if approved by the Corporate Governance and Compliance Committee, the Corporate Governance and Compliance Committee seeks board approval of the director candidate(s).

Among other things, when assessing a candidate's qualifications, the Corporate Governance and Compliance Committee looks for the following qualities and skills:

- directors should be of the highest ethical character and share our values;

- directors should have reputations, both personal and professional, that are consistent with our image and reputation;

- directors should be highly accomplished in their respective fields, having achieved superior credentials and recognition;

- in selecting directors, the Corporate Governance and Compliance Committee will generally seek leaders affiliated or formerly affiliated with major organizations, including scientific, business, government, educational and other non-profit institutions;

- the Corporate Governance and Compliance Committee will also seek directors who are widely recognized as leaders in the fields of medicine or the biological sciences, including those who have received the most prestigious awards and honors in those fields;

- each director should have relevant expertise and experience, and be able to offer advice and guidance to our management based on that expertise and experience; and

- directors should be independent of any particular constituency and be able to represent all of our stockholders, should have the ability to exercise sound business judgment, and should be selected so that our board is a diverse body, with diversity reflecting gender, ethnic background, country of citizenship and professional experience.

The Corporate Governance and Compliance Committee considers all of the qualities mentioned above when considering a candidate for director, without regard to whether such candidate was nominated by the Chairman of the Board, another director or a stockholder. Stockholders can suggest qualified candidates for director by submitting to us any recommendations for director candidates, along with appropriate biographical information, a brief description of such candidate's qualifications and such candidate's written consent to nomination. All submissions should be sent to the Corporate Governance and Compliance Committee of Allergan, Inc.'s Board of Directors, c/o Allergan, Inc., Attn: Secretary, P.O. Box 19534, Irvine, CA 92623. We may request from the recommending stockholder or recommending stockholder group such other information as may reasonably be required to determine whether each person recommended by a stockholder or stockholder group as a nominee meets the minimum director qualifications established by our board and is independent based on applicable laws and regulations. Submissions that meet the criteria outlined in the immediately preceding paragraph are forwarded to the chairperson of the Corporate Governance and Compliance Committee or such other member of the Corporate Governance and Compliance Committee delegated to review and consider candidates for director nominees.

Organization and Compensation Committee

The Organization and Compensation Committee (the "Compensation Committee") is currently composed of Mr. Gallagher (chairperson), Messrs. Ingram and Ray and Ms. Hudson. The Compensation Committee held seven meetings during 2011 and each member of the Compensation Committee attended at least 75% of the total meetings of the committee held when he or she was a member. The Compensation Committee:

- reviews and approves the compensation of executive officers, including salary and bonus awards;
- establishes, and approves for submission to our board when required, overall employee compensation plans and policies;
- reviews and assesses risks relating to overall employee compensation plans and policies;
- reviews and approves the corporate organizational structure;
- reviews and approves the election of executive officers for submission to our board;
- reviews the performance of corporate officers;
- performs an annual self-evaluation;
- recommends to our board major compensation programs; and
- administers our various compensation and stock option plans.

The Compensation Committee works with an external compensation consultant to assist the Compensation Committee in its duties. Frederick W. Cook & Co. was engaged for 2011 as the compensation consultant for the Compensation Committee. The compensation consultant performs no work for us other than its work providing executive compensation consulting services to the Compensation Committee and reports directly to the Compensation Committee through its chairperson. For 2011, the compensation consultant provided the Compensation Committee with:

- market survey data;
- advice regarding competitive levels of executive base salaries, annual performance incentive awards, annual equity awards and executive benefits;
- a comprehensive review of our executive compensation strategy, including reviewing our peer group companies and the criteria for selecting peers, as well as advising on our short- and long-term compensation incentives, our equity compensation strategy and preparation of our annual stock-based compensation guidelines;

- tally sheets disclosing our executive officers' total compensation (including severance benefits and the value of outstanding equity awards); and
- support for the preparation of our disclosure in this Proxy Statement.

For more information on the processes and procedures followed by the Compensation Committee for the consideration and determination of executive compensation and the role of our Chief Executive Officer in recommending compensation amounts, see the "Compensation Disclosure" section beginning on page 32 of this Proxy Statement.

Science & Technology Committee

The Science & Technology Committee is currently composed of Dr. Ryan (chairperson), Drs. Boyer and Dunsire, Prof. Jones and Mr. Lavigne. The Science & Technology Committee held five meetings during 2011 and each member of the Science & Technology Committee attended at least 75% of the total meetings of the committee held when he or she was a member. The Science & Technology Committee:

- reviews our discovery and development research portfolio, including the relevant underlying science;
- reviews the staffing of key scientific and management positions, including significant changes, within our research and development organization;
- evaluates the investment allocation for our research and development portfolio, including project expenditures;
- reviews the major strategic priorities within our research and development organization and the competitive environment surrounding those priorities;
- reviews variances to our operating plan for major research and development projects;
- monitors the progress of our research and development projects, including milestones;
- reviews the process for research and development patents and our strategic patent portfolio; and
- reviews our major technology-based collaborations, in-licensing and out-licensing agreements.

Board Leadership Structure

Our board has carefully considered our board leadership structure and determined that it is in the best interests of the Company and our stockholders to have our Chief Executive Officer lead our board as Chairman, together with Dr. Boyer serving as lead independent director. Our board believes our leadership structure, with its emphasis on board independence together with strong board and committee involvement, provides sound and robust oversight of management.

Board Independence

In determining the most appropriate board leadership structure for the Company, our board closely considered our current system for ensuring significant independent oversight of management, including the following:

- nine of our ten director nominees (90%) are independent as defined by the applicable listing standards of the NYSE and requirements of the SEC, with Mr. Pyott being the sole exception;
- each director serving on our Audit and Finance Committee, Compensation Committee, Corporate Governance and Compliance Committee, and Science & Technology Committee is independent;
- the Compensation Committee annually evaluates the Chief Executive Officer's performance and has the sole authority to retain and to terminate compensation advisors; and
- our board's ongoing practice of regularly holding executive sessions without management and under the direction of our lead independent director.

Furthermore, Dr. Boyer, our Vice Chairman of the Board, serves as our lead independent director. As the board's lead independent director, Dr. Boyer holds a critical role in assuring effective corporate governance and in managing the affairs of our board. Among other responsibilities, Dr. Boyer:

- presides over executive sessions of the board and over board meetings when the Chairman of the Board is not in attendance;
- consults with the Chairman of the Board and other board members on corporate governance practices and policies, and assuming the primary leadership role in addressing issues of this nature if, under the circumstances, it is inappropriate for the Chairman of the Board to assume such leadership;
- meets informally with other outside directors between board meetings to assure free and open communication within the group of outside directors;
- assists the Chairman of the Board in preparing the board agenda so that the agenda includes items requested by non-management members of our board;
- administers the annual board evaluation and reporting the results to the Corporate Governance and Compliance Committee; and
- assumes other responsibilities that the non-management directors might designate from time to time.

Benefits of a Combined Leadership Structure

Our governing documents permit the roles of the Chief Executive Officer and Chairman to be filled by the same or different individuals. This flexibility permits the board to choose a leadership structure that best addresses the Company's evolving and highly complex business based on the individuals available and circumstances present at the time. In determining that we are best served by having Mr. Pyott serve as Chief Executive Officer and Chairman of the Board, our board considered the following benefits:

- Mr. Pyott's possesses unique knowledge regarding our operations and the industries and markets in which we compete. This understanding of the challenges our Company faces positions Mr. Pyott to set the board's agenda and lead effective discussions on important matters related to our business.
- Mr. Pyott is best situated to act as a bridge between management and the board by promoting communication and coordinating the strategic objectives of both groups. The board believes that having Mr. Pyott serve as the Chairman and the leader of the management team optimizes the Company's ability to execute its initiatives to maximize stockholder value.
- The combined role of Chief Executive Officer and Chairman unifies the message of the Company's leadership and facilitates centralized responsibility in one person so that there is no ambiguity about accountability.
- The strength and effectiveness of the communications between Mr. Pyott and the board's lead independent director, results in effective board oversight over issues, plans and prospects of the Company.

Board Risk Oversight

Our board oversees an enterprise-wide approach to risk management that is designed to support the achievement of organizational objectives, including strategic objectives, to improve long-term organizational performance and enhance stockholder value. A fundamental part of risk management is not only understanding the risks a company faces and what steps management is taking to manage those risks, but also understanding what level of risk is appropriate for us. In setting our business strategy, our board assesses the various risks being mitigated by management and determines what constitutes an appropriate level of risk for us. Our board meets with management at least quarterly to receive updates with respect to our operations, business strategies and the monitoring of related risks.

While our board has the ultimate oversight responsibility for the risk management process, various committees of our board also have responsibility for risk management. Our board is advised by the committees of significant risks and management's response via periodic updates. The Audit and Finance Committee oversees our financial risk exposures, including monitoring the integrity of our financial statements, financial reporting process and systems of internal controls, accounting and legal compliance and the independence and qualifications of our independent registered public accounting firm. The Audit and Finance Committee receives an annual risk and internal controls assessment report from our internal audit department. The Audit Committee meets at least quarterly with our financial management, independent registered public accounting firm and legal advisors for updates on risks related to our financial reporting function and also assists our board in its oversight of our compliance with legal and regulatory requirements.

Risks related to our company-wide compensation programs are reviewed by the Compensation Committee. For more information on the Compensation Committee's compensation risk assessment see "Compensation Disclosure — Compensation Risk Management." Our Corporate Governance and Compliance Committee provides compliance oversight and reports to the full board on compliance matters, including issues arising under our Code of Business Conduct and Ethics, and makes recommendations to our board on corporate governance matters, including director nominees, the determination of director independence, board and committee structure and membership. Our Science & Technology Committee helps evaluate the investment allocation for our research and development portfolio and reviews the major strategic priorities within our research and development organization.

Code of Business Conduct and Ethics

We have adopted a Code of Business Conduct and Ethics, which contains general guidelines for conducting our business and is designed to help directors, employees and independent consultants resolve ethical issues in an increasingly complex business environment. The Code of Business Conduct and Ethics applies to all directors, consultants and employees, including our principal executive officer and our principal financial officer and any other employee with any responsibility for the preparation and filing of documents with the SEC. The Code of Business Conduct and Ethics covers topics including, but not limited to, conflicts of interest, confidentiality of information and compliance with laws and regulations. A copy of the Code of Business Conduct and Ethics is available on the Corporate Governance & Certificates section of our website at *www.allergan.com.* We may post amendments to or waivers of the provisions of the Code of Business Conduct and Ethics, if any, made with respect to any directors and employees on that website.

Contacting our Board of Directors

Any interested person, including any stockholder, who desires to contact the current director presiding over the executive sessions or the other board members may do so by writing to the Allergan, Inc. Board of Directors, Attn: Secretary, P.O. Box 19534, Irvine, CA 92623. Communications received will be distributed by our Secretary to the director presiding over the executive sessions or such other board member or members as deemed appropriate by our Secretary, depending on the facts and circumstances outlined in the communication received. For example, if any complaints regarding accounting, internal accounting controls or auditing matters are received, they will be forwarded by our Secretary to the chairperson of the Audit and Finance Committee for review.

Director Attendance at Annual Meetings

Although we have no policy with regard to board members' attendance at our annual meeting of stockholders, it is customary for, and we encourage, all board members to attend. All of the directors then in office attended our 2011 annual meeting of stockholders, except for Mr. Leonard D. Schaeffer who did not stand for re-election at the 2011 annual meeting.

Non-Employee Directors' Compensation

Our board believes that providing competitive compensation is necessary to attract and retain qualified non-employee directors. The key elements of director compensation are a cash retainer, committee chair fees, meeting fees and equity-based grants. It is our board's practice to provide a mix of cash and equity-based compensation that it believes aligns the interests of our board and our stockholders. As an employee director, Mr. Pyott does not receive additional compensation for board service. For more information on non-employee director compensation, see the Director Compensation Table beginning on page 62 of this Proxy Statement.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table sets forth information as of the record date, March 8, 2012, regarding the beneficial ownership of our common stock by (i) each director, (ii) our Chief Executive Officer, Chief Financial Officer, each of our three other most highly compensated executive officers for the year ended December 31, 2011 and (iii) all of our current directors and executive officers as a group.

	Vested Shares of Common Stock Owned(1)	Rights to Acquire Shares of Common Stock(2)	Unvested Shares of Restricted Stock	Total Shares of Common Stock Beneficially Owned	Percent of Class(3)
Directors:					
Herbert W. Boyer, Ph.D.	4,800(4)	17,590	4,800	27,190	*
Deborah Dunsire, M.D.	24,300	56,310	0	80,610	*
Michael R. Gallagher	55,600	82,712	9,600	147,912	*
Dawn Hudson	14,200	34,200	9,600	58,000	*
Robert A. Ingram	9,782	67,454	4,800	82,036	*
Trevor M. Jones, Ph.D.	20,160	69,774	0	89,934	*
Louis J. Lavigne, Jr.	25,200(5)	59,400	0	84,600	*
David E.I. Pyott	231,447(6)	2,372,500	0	2,603,947	*
Russell T. Ray	31,200	69,600	4,800	105,600	*
Stephen J. Ryan, M.D.	38,797	73,870	9,600	122,267	*
Other Named Executive Officers:					
Jeffrey L. Edwards	18,106	489,675	1,082	508,863	*
Scott M. Whitcup, M.D.	15,044	605,600	11,374	632,018	*
Douglas S. Ingram	29,256	543,300	0	572,556	*
David J. Endicott	4,114	95,000	12,987	112,101	*
All current directors and executive officers as a group (19 persons, including those named above)	555,158	5,114,185	101,572	5,770,915	1.86%

* Beneficially owns less than 1% of our outstanding common stock.

(1) In addition to shares held in the individual's sole name, this column includes: (1) shares held by the spouse of the named person and shares held in various trusts; and (2) for executive officers, shares held in trust for the benefit of the named employee in our Savings and Investment Plan and Employee Stock Ownership Plan as of March 8, 2012.

(2) This column also includes shares which the person or group has the right to acquire within sixty (60) days of March 8, 2012 as follows: (1) for executive officers, these shares may be acquired upon the exercise of stock options; and (2) for non-employee directors, these shares include shares that may be acquired upon the exercise of stock options and vesting of restricted stock units, as well as shares accrued under our Deferred Directors' Fee program as of March 8, 2012. Under our Deferred Directors' Fee program, participants may elect to defer all or a portion of their retainer and meeting fees until termination of their status as a director. Deferred amounts are treated as having been invested in our common stock such that on the date of deferral the director is credited with a number of phantom shares of our common stock equal to the amount of fees deferred divided by the market price of a share of our common stock as of the date of deferral. Upon termination of the director's service on our board, the director will receive shares of our common stock equal to the number of phantom shares of our common stock credited to such director under the Deferred Directors' Fee program.

(3) Based on 304,714,456 shares of our common stock outstanding as of March 8, 2012 (exclusive of 2,813,185 shares of our common stock held in treasury). Unless otherwise indicated in the footnotes and subject to community property laws where applicable, each of the directors and nominees, named executive officers and executive officers has sole voting and/or investment power with respect to such shares.

(4) Includes 4,800 shares beneficially owned by a trust for which Dr. Boyer and his spouse both serve as trustees and beneficiaries and as such have shared voting and dispositive power.

(5) Includes 25,200 shares beneficially owned by a trust for which Mr. Lavigne serves as trustee and beneficiary and as such has sole voting and dispositive power.

(6) Includes 206,923 shares beneficially owned by a trust for which Mr. Pyott serves as co-trustee and beneficiary and as such has shared voting and dispositive power.

Stockholders Holding 5% or More

Except as set forth below, our management knows of no person who is the beneficial owner of more than 5% of our issued and outstanding common stock.

Name and Address of Beneficial Owners	Shares Beneficially Owned	Percent of Class(1)
The Growth Fund of America, Inc 333 South Hope Street Los Angeles, CA 90071	16,093,438(2)	5.28%

(1) Based on 304,714,456 shares of our common stock outstanding as of March 8, 2012 (exclusive of 2,813,185 shares of our common stock held in treasury).

(2) Based on information provided pursuant to a statement on a Schedule 13G filed with the SEC on February 14, 2012 by The Growth Fund of America, Inc. The Growth Fund reported that it has sole voting power with respect to 16,093,438 shares and sole dispositive power with respect to 16,093,438 shares.

Equity Compensation Plan Information

The following table summarizes information about our common stock that may be issued upon the exercise of options, warrants and rights under all of our equity compensation plans, as of December 31, 2011:

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights (a)	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights (b)	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a)) (c)
Equity compensation plans approved by security holders	22,849,610(1)	$ 57.47(2)	28,021,289(3)
Equity compensation plans not approved by security holders	80,485(4)	$ 46.84	748,170
Total	22,930,095	$ 57.39	28,769,459

(1) Represents 22,628,615 shares to be issued upon exercise of outstanding options and 220,995 shares of common stock subject to outstanding restricted stock units under the Allergan, Inc. 2011 Incentive Award Plan, the Allergan 2008 Incentive Award Plan and the Allergan, Inc. 1989 Incentive Compensation Plan.

(2) Represents the weighted-average exercise price of outstanding options and is calculated without taking into account the 220,995 shares of common stock subject to outstanding restricted stock units that become

issuable as those units vest and following any applicable deferral, without any cash consideration or other payment required for such shares.

(3) Represents the number of securities remaining available for issuance under the Allergan, Inc. 2011 Incentive Award Plan. The Allergan, Inc. 2011 Incentive Award Plan superseded the 2008 Incentive Award Plan.

(4) Represents 58,163 shares credited to the accounts of participants under the Allergan, Inc. Deferred Directors' Fee Program and 22,322 options outstanding under the Allergan Pharmaceuticals (Ireland) Ltd., Inc. Savings Related Share Option Scheme (2000).

The following compensation plans under which our common stock may be issued upon the exercise of options, warrants and rights have not been approved by our stockholders:

Allergan Pharmaceuticals (Ireland) Ltd., Inc. Savings Related Share Option Scheme (2000)

The purpose of the Allergan Pharmaceuticals (Ireland) Ltd., Inc. Savings Related Share Option Scheme (2000) (the "SRSOS") is to enable our wholly-owned subsidiary, now known as Allergan Pharmaceuticals Ireland, to attract, retain and motivate its employees and directors, and to further align its employees' and full-time directors' interests with those of our stockholders by providing for or increasing their proprietary interests in us. The SRSOS is not subject to the provisions of the United States Employee Retirement Income Security Act of 1974 and is not required to be qualified under Section 401(a) of the Code.

The SRSOS authorizes the board of Allergan Pharmaceuticals Ireland to invite eligible employees to apply for a grant of an option to acquire an estimated number of shares of our common stock with the proceeds of a savings account established under a special savings contract with a bank. Employees make monthly contributions to the account and interest in the form of a bonus payment is paid by the bank at the end of the savings period, which is three years from the date of the first monthly contribution. Provided that the option does not lapse, at the end of the savings period, and in special circumstances before that date, each employee may decide whether they wish to use all of their savings and bonus to buy the maximum number of option shares possible, to take all of their savings and bonus in cash and allow the option to lapse, or to choose some combination of the foregoing. The right to choose to buy shares of our common stock lapses six months after completion of each employee's savings contract, except in special circumstances. All eligible employees may participate in the SRSOS on similar terms. No invitation may be made to an eligible employee after the tenth anniversary of the date that the board of directors of Allergan Pharmaceuticals Ireland adopted the SRSOS. The SRSOS was approved by our board and Allergan Pharmaceuticals Ireland's board in January 2000. The SRSOS expired in January 2010 and as a result no shares remain available for issuance under this plan.

Allergan Irish Share Participation Scheme

The Allergan Irish Share Participation Scheme (the "ISPS") enables eligible employees to elect to receive a portion of their bonuses in our common stock. Our eligible employees and eligible employees of our subsidiary, Allergan Pharmaceuticals Ireland, can elect to participate in the ISPS.

Under the terms of the ISPS, an eligible employee is given the opportunity each year to purchase shares of our common stock. An eligible employee who has agreed to participate may invest an amount equal to up to 8% of their salary from his or her bonus and a further 7.5% of their basic salary (total 15.5%) in the ISPS. Upon receipt of a signed "Form of Acceptance and Contract of Participation" from the eligible employee, the trustees of the ISPS will purchase shares of our common stock on behalf of all participants. Shares of our common stock are then allocated to each participant based on the amount of bonus and salary invested by the participant. For a period of two years, the shares of our common stock are held by the trustees on the participant's behalf. After this two-year time period, the participant may instruct the trustees to sell his or her shares of our common stock or to transfer them into the participant's own name; however, the participant will lose the benefit of income tax relief. If a participant allows the trustee to hold the shares of our common stock for an additional year, i.e. three years in total, the participant can sell or transfer the shares of our common stock free of income tax. The ISPS was modified and readopted by our board in November 1989 to reflect the effects of the spin-off of us from SmithKline Beckman Corporation in July 1989. Our board has reserved a total of 664,000 shares of our common stock for issuance to ISPS participants. As of December 31, 2011, 627,226 shares of our common stock have been issued under the ISPS and 36,774 shares remain available for issuance.

Allergan, Inc. Deferred Directors' Fee Program

The purpose of the Allergan, Inc. Deferred Directors' Fee Program (the "DDF Program") is to provide non-employee members of our board with a means to defer all or a portion of their retainer and meeting fees received from us until termination of their status as a director. Deferred amounts are treated as having been invested in our common stock, such that on the date of deferral the director is credited with a number of phantom shares of our common stock equal to the amount of fees deferred divided by the market price of a share of our common stock as of the date of deferral. Upon termination of the director's service on our board, the director will receive shares of our common stock equal to the number of phantom shares of our common stock credited to such director under the DDF Program. The DDF Program initially became effective as of March 1, 1994, was amended and restated effective as of November 15, 1999, was amended and restated effective as of July 30, 2007 and restated effective as of December 1, 2010. A total of 1,038,012 shares of our common stock have been authorized for issuance to DDF Program participants. As of December 31, 2011, 268,453 shares of our common stock have been issued and participants are entitled to receive an additional 58,163 shares of our common stock under the DDF Program upon termination of their status as director. Excluding the 58,163 shares that participants are entitled to receive under the DDF Program upon termination of their status as director, 711,396 shares remain available for issuance.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Exchange Act requires our executive officers, directors and persons who own more than ten percent of a registered class of our equity securities to file reports of ownership and changes in ownership with the SEC and the NYSE. Executive officers, directors and greater than ten-percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file.

Based solely on our review of the copies of such forms furnished to us and the written representations from certain of the reporting persons that no other reports were required, we believe that during the fiscal year ended December 31, 2011, all executive officers, directors and greater than ten-percent beneficial owners complied with the reporting requirements of Section 16(a), except with respect to Messrs. Robert A. Ingram and Leonard D. Schaeffer, members of our board during the reporting period. Mr. Ingram filed a late Form 4 on May 5, 2011 reporting the acquisition of phantom stock units on May 2, 2011 under the Allergan, Inc. Deferred Directors' Fee Program. Mr. Schaeffer filed a late Form 4 on March 13, 2012 reporting an acquisition and five sales of the Company's common stock.

COMPENSATION DISCLOSURE

Compensation Discussion and Analysis

This Compensation Discussion and Analysis section discusses our executive compensation policies and programs and the compensation decisions made in 2011 for our named executive officers who are generally defined under the SEC's proxy rules as a company's chief executive officer, chief financial officer, and the other three most highly compensated employees who were serving as executive officers at year-end. For 2011, our named executive officers were:

- David E.I. Pyott, Chairman of the Board, President and Chief Executive Officer;
- Jeffrey L. Edwards, Executive Vice President, Finance and Business Development, Chief Financial Officer;
- Scott M. Whitcup, M.D., Executive Vice President, Research and Development, Chief Scientific Officer;
- Douglas S. Ingram, Executive Vice President and President, Europe, Africa and Middle East; and
- David J. Endicott, Corporate Vice President and President, Allergan Medical, Asia Pacific and Latin America.

The Board of Directors' Organization and Compensation Committee (the "Compensation Committee") administers the compensation policies and programs for our senior executives, as well as our equity-based incentive compensation plans and rewards strategies for all employees. A summary of this year's highlights follows below.

2011 Company Performance and Link to Pay Decisions

Company Financial Performance

Our executive compensation programs are designed to reward superior company performance and provide consequences for underperformance. Our trend of exceptional financial and operating results continued during 2011:

- Adjusted diluted earnings per share increased 15.5% to $3.65.
- Annual sales revenues increased 10.9% to $5,347.1 million.
- Research and development reinvestment was 16.9 % of sales revenue, or $902.8 million.

Total Stockholder Return

Our executive compensation program is designed to have a significant portion of our executives' compensation opportunity delivered in the form of equity-based compensation to tie our executives' long-term interests to those of our stockholders. Our total stockholder return (stock price appreciation plus dividends) ("TSR"), for the one, three and five-year periods ending in 2011 exceeded that of the 75th percentile of our peers:


1-Year TSR as of 12/31/11
Peer 25P 0.0%
Peer 50P 16.2%
Peer 75P 25.2%
Allergan 28.1%
3-Year TSR as of 12/31/11
Peer 25P 5.5%
Peer 50P 6.9%
Peer 75P 17.8%
Allergan 30.0%
5-Year TSR as of 12/31/11
Peer 25P -0.7%
Peer 50P 3.2%
Peer 75P 5.8%
Allergan 8.3%

2011 Compensation Highlights and Key Decisions

- *Base Salaries and Target Bonus Opportunities*. Our Chief Executive Officer's 2011 base salary was not increased and has remained at the level established in January 2007 at his request. In addition, our Chief Executive Officer's target bonus for 2011 remained at the same level as in 2010. Base salaries and target bonus opportunities were adjusted for our other named executive officers in 2011 as needed to bring their cash compensation closer to the market median. Following these adjustments, the total target cash compensation levels for our named executive officers were within 5% of the market median overall.

- *Cash Bonuses Reflected Strong 2011 Company Performance*. We use annual performance-based cash incentive awards to motivate our executives to meet or exceed our company-wide short-term performance objectives. We target the market median for our annual target cash compensation levels, which provides focus on the importance of achieving our annual corporate goals. We used the following three performance measures for the 2011 calendar year: (i) adjusted earnings per share, (ii) sales revenue growth and (iii) R&D reinvestment rate. These three measures provide focus on key drivers of performance in our business, in order to ensure quality earnings per share while continuing to reinvest in the long-term growth of our business through R&D. To the extent the actual bonuses paid to our Chief Executive Officer, executive vice presidents and corporate vice presidents exceed 100% of their targeted payout, the excess of the bonus over target is paid in shares of restricted stock or restricted stock units (RSUs) subject to two-year cliff vesting.

  As a result of our achievement of 101.4% of the adjusted earnings per share target, 111.2% of the revenue growth target and 100.6% of the R&D reinvestment target, and in accordance with the bonus structure approved at the beginning of 2011, the bonus payout under our Executive Bonus Plan to our Chief Executive Officer was approximately 110.47% of his target bonus opportunity. The bonus pool for our other named executive officers under our Management Bonus Plan was funded at approximately 110.5% of their target bonus opportunities.

- *Stock Options as a Key Component of Compensation*. Stock options align the interests of our executives with those of our stockholders and are the primary long-term compensation vehicle for our named executive officers. Options closely align the interests of our executives with those of our stockholders because our executives will only realize a return on the option if our stock price increases over the term of the option. In addition, awards of stock options align with our growth strategy and provide significant leverage if our growth objectives are achieved; they also place a significant portion of compensation at risk if our objectives are not achieved and provide no guaranteed value. For additional information on our use of stock options please see page 42.

  Equity awards, mainly in the form of stock options, represented approximately 71% of our named executive officers' aggregate cash and equity compensation in 2011. While we target the market median for our base salary and annual target cash compensation levels, we continue to target the market 75th percentile for equity compensation. This positioning places greater emphasis on long-term at-risk pay, offers exceptional alignment with stockholder interests, and drives long-term performance and retention.

- *Reduced Severance Benefits*. Effective January 1, 2011, the Compensation Committee implemented previously approved revisions to our severance (non-change of control) pay program for executive officers to be more consistent with evolving compensation best practices. The severance pay program applies in the event of termination of employment as a result of a reduction in force, mutually agreed upon termination, or sale of a business unit where the executive officer is not offered similar employment with the acquiring company. The revisions include:

  - reduced cash severance levels for Executive Committee members (the Executive Committee consists of the named executive officers and the executive officers listed on pages 38-39) by defining severance pay as a percentage of base salary only (instead of total cash compensation) and implemented a severance ceiling of 24 months of base salary for all Executive Committee members; and

  - eliminated accelerated stock option vesting and special benefits continuation provisions previously provided to Executive Committee members with 15 or more years of service.

In addition, the Compensation Committee implemented a new change of control severance policy that applies on a going forward basis to all new hires and promotions to higher pay levels. The policy eliminated excise tax gross-ups and benefit enhancements, such as pension credits, in the event of qualifying terminations following a change of control and redefined bonus in the cash severance formula to be based on target bonus rather than the average of the two highest bonuses in the past five years. The Compensation Committee also eliminated "single-trigger" vesting of stock options and restricted stock/RSU awards granted in 2010 and thereafter; such awards will require a "double-trigger" before vesting is accelerated in a change of control situation.

Comparison of CEO's Compensation to Peer Group

Our Chief Executive Officer's total direct compensation for 2011 (base salary, annual cash incentive award and the grant date fair value of equity awards) is between the median and the seventy-fifth percentile of our peer group and the market composite (consisting of a 50/50 blend of peer group and pharmaceutical industry published survey data). For more information on our peer group, please see page 36.

Compensation Governance and Best Practices

We are committed to having strong governance standards with respect to our compensation programs, procedures and practices. The Compensation Committee has, among other things, taken the following actions:

- retained an external compensation consultant who reports directly to the Compensation Committee and does not provide any other services to management or the Company;
- incorporated compensation analytical tools such as market data for all compensation components, tally sheets, compensation history for each executive and walk-away analyses as part of its annual executive compensation review;
- implemented clawback provisions for all incentive compensation under defined circumstances;
- implemented stock ownership guidelines that align our executives' long-term interests with those of our stockholders and discourage excessive risk-taking;
- implemented equity compensation grant date and formula procedures that comply with evolving best practices; and
- implemented an annual process to review our global incentive compensation and benefit programs, and assess the risks related to our company-wide compensation structure, policies and programs.

Fiscal 2011 Compensation Details

Compensation Objectives

The Compensation Committee evaluates and sets executive compensation consistent with our stated philosophy to provide a compensation package that ensures the focus, motivation and retention of a superior senior management team, and delivers significant rewards for superior performance and consequences for underperformance. Specifically, the Compensation Committee's philosophy is to:

- provide a total compensation program that is competitive with other companies in the pharmaceutical, biotechnology and medical device industries with which we compete for executive talent;
- place a significant portion of executive compensation at risk by linking cash incentive compensation to the achievement of pre-established corporate financial performance objectives and other key objectives within the executive's area of responsibility, and by using equity as a key component of our compensation program;

- provide long-term incentive compensation that focuses executives' efforts on building stockholder value by aligning their interests with those of our stockholders; and
- promote stability and retention of our management team.

Consistent with our performance-based philosophy, we reserve approximately 85% of our named executive officers' potential compensation for performance- and equity-based compensation programs. These programs include annual cash incentive awards based on our short-term financial performance and our equity awards, mainly in the form of stock options which primarily reward long-term performance. These, coupled with mandatory stock ownership guidelines, further align the interests of management with those of our stockholders.

At our annual meeting of stockholders last year, our stockholders expressed strong support for our compensation programs and the compensation of our named executive officers, with approximately a 96.3% approval rate for our management Say-on-Pay resolution. In light of this support, the Company's continued strong performance and the continuing success of our compensation programs, the Compensation Committee made no significant changes to the overall design of our compensation program during 2011, other than certain previously approved modifications to the severance benefits program considered more consistent with evolving compensation practices. The Compensation Committee continuously endeavors to ensure that management's interests are aligned with those of our stockholders and support long-term value creation.

Approach for Determining Form and Amount of Compensation

The Compensation Committee annually determines the compensation levels for our executive officers by considering several factors, including competitive market practices, each executive officer's role and responsibilities, the executive officer's performance of those responsibilities and our current and historical financial performance.

Use of External Compensation Consultant

The Compensation Committee works with an external compensation consultant to assist the Compensation Committee in its duties, including providing advice regarding market trends relating to the form and amount of compensation. Frederic W. Cook & Co., Inc. ("Cook & Co.") was engaged for 2011 as the external compensation consultant for the Compensation Committee. The Compensation Committee has taken great care to ensure that the advice provided by its external compensation consultant is objective and unbiased. Cook & Co. performs no work for us other than its work providing executive compensation consulting services to the Compensation Committee and reports directly to the Compensation Committee through its chairperson. In addition, Cook & Co. annually provides a certification to the Compensation Committee regarding its independence and provision of services.

Cook & Co. provides the Compensation Committee with third-party data and analyses, advice and expertise on competitive practices and trends, executive compensation plan design and proposed compensation forms and levels. For more information on the services provided by the compensation consultant and the compensation consultant's fees, please see the "Corporate Governance – Organization and Compensation Committee" section beginning on page 22.

Comparison to Market Practices

The Compensation Committee annually compares the levels and elements of compensation that we provide to our executive officers with the levels and elements of compensation provided to their counterparts in the pharmaceutical, biotechnology and medical device industries with which we compete for executive talent. The Compensation Committee uses this comparison data as a guideline in its review and determination of base salaries, annual performance incentive awards and long-term incentive compensation. We strongly believe in retaining the best talent on our senior executive management team. To retain and motivate these key individuals, the Compensation Committee may determine that it is in our best interests to provide compensation packages to one or more members that may deviate from the general principle of targeting compensation at specified levels.

The levels and elements of cash compensation that we provide are compared to a "market composite" of data that includes, where available, proxy information for all of the companies in our peer group as well as industry-specific published survey data. The survey data and the peer group company data are complementary to one another. The survey data provides a broader industry-wide component and matches are made based on job and functional responsibility, while the peer group company data provides information regarding companies most directly comparable to us. For its November 2011 market analysis, Cook & Co. generally used a 50/50 blend of peer group and pharmaceutical survey data. The pharmaceutical survey data was collected from the following published compensation surveys: Aon/Hewitt 2011 U.S. TCM Executive Compensation Survey, Towers Watson 2011 U.S. CDB Pharmaceutical Executive Compensation Survey, and Mercer 2011 U.S. SIRS Executive Survey — Life Sciences Industry. Long-term incentive award guidelines were constructed based on a 50/50 blend of pharmaceutical and general industry survey data from the Towers Watson 2011 U.S. CDB Pharmaceutical and General Industry Executive Compensation Databases. Equity awards to our executive officers are based on these guidelines as well as peer group company data where available.

The peer group that the Compensation Committee used to compare the levels and elements of compensation that we provided to our executive officers in 2011 consisted of the following companies: Johnson & Johnson, Abbott Laboratories, Eli Lilly and Company, Bristol-Myers Squibb Company, Amgen Inc., Gilead Sciences, Inc., Stryker Corporation, Alcon, Inc., St. Jude Medical, Inc., Biogen Idec Inc., Genzyme Corporation, Forest Laboratories, Inc., Celgene Corporation, Cephalon, Inc., Endo Pharmaceuticals Holdings Inc., and Medicis Pharmaceutical Corporation. Revenue and market capitalization data for Alcon, Inc., Cephalon, Inc. and Genzyme Corporation are not available, and therefore not considered in the range or calculation of peer group medians, as these companies were acquired in 2011, but the companies in the peer group for whom public data is available have the following profile:

	Allergan, Inc.	Peer Group	
Revenue(1)	$ 5.42 billion	Range:	$721.13 million – $65.03 billion
		Median:	$8.31 billion
Market Capitalization(2)	$27.55 billion	Range:	$2.20 billion – $178.97 billion
		Median:	$32.17 billion

(1) Four quarters ending December 31, 2011

(2) As of February 29, 2012

The Compensation Committee, with the help of the external compensation consultant, periodically reviews the composition of the peer group and the criteria used for selection, considering modifications where needed. We believe that company size should not be the only factor in determining our peer group. Instead, we also look to whether a company competes directly with us in the pharmaceutical, biotechnology and medical device markets, in terms of products and services, reinvestment capital and key talent. In recent years there has been significant consolidation in our industry through mergers and acquisitions, thereby limiting the number of companies available as appropriate peers. As a result, some of our peer companies fall outside of the target revenue range of one-half to two times our size that might be considered optimal. However, we believe that it is important to include in our peer group companies that may be outside this range, but with which we compete with for products, capital and executive talent, rather than select peer companies that may be engaged in entirely different and unrelated businesses such as pharmaceutical generics, pharmaceutical distribution or medical insurance companies. We are a branded pharmaceutical and medical device company with a high growth, high margin business model requiring significant R&D reinvestment annually. We do not compete with low margin generic manufacturers which have significantly different R&D and operating models. The companies in our 2011 primary peer group represented our primary competitors for executive talent and operate in a similarly complex regulatory and research-driven environment.

The peer group used for our market comparisons in 2011 was the same as the peer group used in 2010. For 2012, Alcon, Inc. and Genzyme Corporation have been removed as a result of being acquired, and the Compensation Committee has approved the addition of Valeant Pharmaceuticals. Valeant Pharmaceuticals was deemed appropriate based on the criteria outlined above. Following the addition of Valeant Pharmaceuticals, our revenues for the four quarters ending December 31, 2011 and our market capitalization as of March 1, 2012 fall at the 44th and 46 th percentiles, respectively, of our peer group.

Emphasis on Equity Compensation and "At Risk" Compensation

The Compensation Committee sets total compensation in a fashion that ensures a significant percentage of annual compensation is delivered in the form of "at risk" pay, with the majority being in equity-based compensation in order to provide the greatest emphasis on long-term performance, thus promoting alignment with long-term stockholder interests. The following charts reflect the average compensation mix of our named executive officers as compared to the pay mix at our peer group companies.

Allergan 2011 Target Pay Mix
Chief Executive Officer(1)


Base
11%
Bonus
14%
LTI (Equity)
75%

Peer Group Target Pay Mix
Chief Executive Officer(2)


Base
15%
Bonus
18%
LTI (Equity)
67%

Allergan 2011 Target Pay Mix
Average Other NEOs(1)


Base
19%
Bonus
14%
LTI (Equity)
67%

Peer Group Target Pay Mix
Average Other NEOs(2)


Base
21%
Bonus
15%
LTI (Equity)
64%

(1) Allergan target pay reflects 2011 salary, target bonus and actual stock option and restricted stock/RSU grants (based on the awards' grant date fair value under Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 718).

(2) Peer group data reflects 2011 salary, target bonus when available (or the three-year average bonus when not available) and all long-term incentive values for the peer group companies' four next most highly compensated executive officers after their chief executive officers. Peer group data for cash compensation has been updated to July 1, 2012 at a 3.0% annual growth rate.

Compensation History and Tally Sheets

At least annually, with the help of the external compensation consultant, the Compensation Committee reviews the form of tally sheet and each named executive officer's compensation history for the past three years, including each component of compensation and how it compared to market data, as well as each named executive officer's level of stock ownership. The Compensation Committee also reviews tally sheets setting forth the expected value of annual compensation and benefits for each named executive officer, including base salaries, potential annual cash incentive payouts at minimum and maximum levels, long-term incentive compensation, including the number of stock options and restricted stock/RSU awards granted and their grant date fair values, and the annualized cost of other benefits and perquisites. The tally sheets also set forth the accumulated value of benefits and compensation to each named executive officer, including the accumulated value of equity grants, the accumulated value of benefits under our retirement and savings and investment plans, and the accumulated value of potential payouts under different separation scenarios, including under our severance and change of control arrangements.

The Role of Our Chief Executive Officer

While the Compensation Committee has overall responsibility for establishing the elements, level and administration of our executive compensation programs, our Chief Executive Officer and members of our Human Resources Department routinely participate in this process, as does our external compensation consultant. Our Chief Executive Officer conducts in-depth performance reviews of each of the other executive officers and provides a summary of this review to the Compensation Committee. Our Chief Executive Officer also makes recommendations to the Compensation Committee regarding adjustments to these executives' base salaries, target bonus opportunities, equity awards and perquisites, as required and based on their performance and market considerations. Subject to the Compensation Committee's approval, our Chief Executive Officer allocates the Management Bonus Plan pool to our businesses and/or functions based on each business' and/or function's results, and recommends any adjustments to the other named executive officers' awards based on his evaluation of their performance. Our Chief Executive Officer's recommendations are one of several important factors considered by the Compensation Committee in making its determinations. The Chief Executive Officer also prepares a detailed assessment of his own performance, and submits such self-assessment to the Compensation Committee and full board for their review and consideration.

Components of Compensation

The major compensation elements for our named executive officers are base salaries, annual performance-based bonuses, equity grants primarily in the form of stock options, and retirement and other benefits. In designing and administering our executive compensation programs, we attempt to strike an appropriate balance among each of these key elements of compensation. Each of these elements is an integral part of, and supports, our overall compensation objectives.

Base Salaries

Base salaries provide our executive officers with a reasonable degree of financial certainty and stability. The Compensation Committee annually reviews and determines the base salaries of our executive officers. Salaries are also reviewed in the case of executive promotions or other significant changes in responsibilities and, in the case of new-hires, are evaluated at the time of hire.

In setting an executive's base salary in a particular year, the Compensation Committee takes into account competitive salary practices, the executive's scope of responsibilities, the results previously achieved by the executive, the executive's development potential and the executive's historical base salary level. In order to attract and retain highly qualified executives, base salaries paid to our executive officers are generally targeted at the market median.

In January 2011, the Compensation Committee approved salary increases of 8.3% and 8.9% for Mr. Edwards and Dr. Whitcup effective February 2011. Mr. Pyott's 2011 base salary did not increase from its 2010 level and has remained at the level established in January 2007 at his request. Mr. Edward's adjustment was intended to improve the overall competitiveness of his cash compensation to approximate the market median. Dr. Whitcup's base salary increase was based on the exceptional performance of the R&D organization as exhibited by the number and impact of global regulatory approvals during the prior year and his increased responsibility for regulatory affairs, and to more closely approximate the market median. Messrs. Ingram and Endicott received base salary increases of 3.5% and 4%, respectively. Messrs. Ingram and Endicott were not executive officers at the time these base salary decisions were made and as such their compensation was not formally reviewed by the Compensation Committee until September 2011. The Executive Committee as a whole received base salary increases of approximately 6% in the aggregate during 2011. At the end of 2011 our Executive Committee consisted of our named executive officers, together with Raymond H. Diradoorian, Executive Vice President, Global Technical Operations, Julian S. Gangolli, Corporate Vice President and President, North America, Arnold

A. Pinkston, Executive Vice President, General Counsel and Assistant Secretary and Scott Sherman, Executive Vice President, Human Resources.

As depicted in the following table, our named executive officers' base salaries are at approximately the 97th percentile of the market median. The market position of the named executive officers' 2011 base salaries based on our November 2010 market study are shown in the table below:

Named Executive Officer	2011 Annualized Base Salary(1)	% of Market Median
David E.I. Pyott Chairman of the Board, President and Chief Executive Officer	$1,300,000	100%
Jeffrey L. Edwards Executive Vice President, Finance and Business Development, Chief Financial Officer	$ 590,000	95%
Scott M. Whitcup, M.D. Executive Vice President, Research and Development, Chief Scientific Officer	$ 600,000	99%
Douglas S. Ingram Executive Vice President and President, Europe, Africa and Middle East	$ 570,000	95%(2)
David J. Endicott Corporate Vice President and President, Allergan Medical, Asia Pacific and Latin America	$ 520,000	N/A(3)

(1) For all of the named executive officers represents 2011 base salaries effective as of February 2011.

(2) Based on January 2010 market data which reflects Mr. Ingram's former role as our Executive Vice President, Chief Administrative Officer and Secretary. The data for Mr. Ingram's current position was updated in December 2011. See page 42 for a comparison of Mr. Ingram's cash compensation to the market median based on this updated data.

(3) Mr. Endicott was not an executive officer prior to October 2011 and as such his compensation was not compared to the market median.

Annual Performance-Based Cash Incentive Awards

The primary purpose of our annual performance-based cash incentive awards is to motivate our executives to meet or exceed our company-wide short-term performance objectives. We have two annual bonus programs, each designed to reward management-level employees for their contributions to corporate objectives. Our Chief Executive Officer participates in our Executive Bonus Plan, while our other named executive officers and management employees participate in our Management Bonus Plan. Our Executive Bonus Plan was approved by our stockholders in 2011. Our two annual bonus programs generally have the same structure, as described below.

At the beginning of each year, the Compensation Committee establishes the performance objectives and approves the bonus structure under the annual bonus programs. In the beginning of the following year, the Compensation Committee determines the amount of bonuses to be paid out under our Executive Bonus Plan and the size of the bonus pool to be paid to employees participating in our Management Bonus Plan based upon our prior year's performance against the pre-established objectives. In the case of executives that are required to own stock under our stock ownership guidelines (currently our Chief Executive Officer, executive vice presidents and corporate vice presidents), as a risk management best practice, payment for above-target performance is made in restricted stock (in the case of U.S.-based executives) or RSUs (in the case of U.S. expats overseas or international executives) subject to two-year cliff vesting.

Under both plans, our performance continues to be measured by our achievement of three key performance objectives. These performance objectives are based on our corporate strategies and objectives established as part of our annual operating plan process. For 2011, these performance objectives for target level performance were as follows:

- adjusted earnings per share of $3.60 (the "EPS Target"),
- sales revenue growth in local currency of 8.30% (the "Revenue Target"), and
- R&D reinvestment rate of 16.1% of annual sales (the "R&D Reinvestment Target").

The Compensation Committee determined that the EPS Target, the Revenue Target and the R&D Reinvestment Target were appropriate performance objectives for the purpose of establishing bonus payments because they focus on achieving quality earnings per share while continuing to reinvest in the long-term growth of our business through R&D.

Adjusted earnings per share is not defined under GAAP. We use adjusted EPS for judging the core operating performance of our business. Adjusted EPS excludes: cash expenditures or future requirements for expenditures relating to restructurings, certain licensing transactions and acquisitions; the tax benefit or tax expense associated with the items indicated; and the impact on earnings of charges resulting from certain matters that we consider not to be indicative of our on-going operations. Historically, including for 2011, we have used the same adjusted EPS number reported in our earnings releases for our bonus plans.

The funding level of the bonus pool as determined by our results for each of the three Company performance objectives is shown in the table below. For any bonus to be payable, adjusted EPS had to be greater than $3.43 or approximately 95.3% of the EPS Target. Once this threshold adjusted EPS amount was reached, the bonus pool would be funded based on linear interpolations for performance above and below the target amounts.

Performance Metric	Bonus Pool Funding at Threshold Performance	Bonus Pool Funding at Target Performance(1)	Bonus Pool Funding at Maximum Performance(1)
EPS Target	0% of target pool	80%	96%
Revenue Target	0%	10%	25%
R&D Reinvestment Target	0%	10%	25%
Total	0%	100%	146%

(1) No funding for the Revenue Target or R&D Reinvestment Target would be made unless adjusted EPS exceeded the threshold of $3.43.

Once the aggregate bonus pool under the Management Bonus Plan is established, our Chief Executive Officer allocates the bonus pool to our businesses and/or functions based on the performance of each versus defined objectives that contributed to the results in 2011. For instance, an organization, such as R&D, which exceeded its defined objectives received a greater share of the bonus pool than a business or function that met its defined objectives. This allocation of the bonus pool among our businesses and/or functions reinforces our pay-for-performance philosophy. The objectives of the businesses and functions are reviewed and approved annually by our Chief Executive Officer and, in the case of our executive officers, the Compensation Committee.

Under the Management Bonus Plan, within each business and/or function (including with respect to our named executive officer participants within the Management Bonus Plan), each participant's bonus could be further modified down to 0% or up to 150% based upon the participant's individual evaluation by his or her supervisor. Historically, however, only downward modifications have been made for our executive officers. As described more fully below, for 2011, no modifications to the named executive officers bonus amounts were made based on these individual evaluations.

The bonus payable to our Chief Executive Officer under our Executive Bonus Plan for 2011 was based on the same formula as under our Management Bonus Plan, described above. The Compensation Committee, in its discretion, may reduce but not increase the bonus amount otherwise payable to the Chief Executive Officer under the Executive Bonus Plan.

Target Bonuses and Payouts. In determining target bonus amounts (defined as percent of base salary), the Compensation Committee compares each executive officer's proposed target annual cash compensation (base salary and target bonus based on 100% achievement of each of the EPS Target, the Revenue Target and the R&D Reinvestment Target) against the 50th percentile of the market. Our Chief Executive Officer's target bonus for 2011 remained at the same level as in 2010. The target bonus opportunities for the other named executive officers were increased by three to five percentage points and are shown in the table below. These increases were made to bring the named executive officers' target annual cash compensation levels closer to the market median and, in the case of Mr. Endicott, in connection with his increased responsibilities for Asia Pacific and Latin America. Messrs. Ingram and Endicott were not executive officers at the time these target bonus decisions were made and their compensation was not formally reviewed by the Compensation Committee until September 2011.

The table below illustrates potential bonus payouts to our named executive officers as a percent of base salary if: (i) all three of the pre-established corporate performance objectives were met at the target level and (ii) all three of the pre-established corporate performance objectives were met at the maximum level. For the named executive officers participating in the Management Bonus Plan, the table below represents potential bonus payouts based solely on Company performance, prior to any adjustments for business function or individual performance.

Named Executive Officer	Objectives Met at Target Level (Bonus as % of Salary)	Objectives Met at Maximum Level (Bonus as % of Salary)
David E.I. Pyott Chairman of the Board, President and Chief Executive Officer	130.0%	190.0%
Jeffrey L. Edwards Executive Vice President, Finance and Business Development, Chief Financial Officer	75.0%	109.5%
Scott M. Whitcup, M.D. Executive Vice President, Research and Development, Chief Scientific Officer	75.0%	109.5%
Douglas S. Ingram Executive Vice President and President, Europe, Africa and Middle East	75.0%	109.5%
David J. Endicott Corporate Vice President and President, Allergan Medical, Asia Pacific and Latin America	60.0%	87.6%

As a result of our achievement of 101.4% of the EPS Target, 111.2% of the Revenue Target and 100.6% of the R&D Reinvestment Target, and in accordance with the bonus structure approved at the beginning of 2011, the Compensation Committee approved a bonus payout to Mr. Pyott of approximately 110.5% of his target bonus. Also in accordance with the bonus structure approved at the beginning of 2011, the Compensation Committee established the 2011 bonus pool for participants in our Management Bonus Plan at approximately 110.5% of targeted bonus funding level resulting in an aggregate bonus pool under the Management Bonus Plan of approximately $51.5 million for approximately 1,153 participants. For 2011, our Chief Executive Officer recommended that the baseline bonus for employees be set at 108% of their target bonuses and that our business functions (and the executive officers responsible for those business functions) would receive adjustments to the baseline bonus based on each function's performance separate from our corporate financial performance. The bonus payouts for Messrs. Edwards, Ingram and Endicott and Dr. Whitcup were approximately 110.5% of their target bonus.

The actual 2011 cash compensation (salary plus actual annual performance awards) for each of the named executive officers as compared to the 50th percentile of the market based on our December 2011 market study are shown in the table below.

Named Executive Officer	2011 Actual Salary(1)	Actual Bonus	Actual Total Cash Compensation	% of 50th Percentile of Market
David E.I. Pyott Chairman of the Board, President and Chief Executive Officer	$1,300,000	$1,866,900	$ 3,166,900	116%
Jeffrey L. Edwards Executive Vice President, Finance and Business Development, Chief Financial Officer	$ 584,808	$ 488,800	$ 1,073,608	103%
Scott M. Whitcup, M.D. Executive Vice President, Research and Development, Chief Scientific Officer	$ 594,323	$ 497,100	$ 1,091,423	105%
Douglas S. Ingram Executive Vice President and President, Europe, Africa and Middle East	$ 567,784	$ 472,300	$ 1,040,084	111%
David J. Endicott Corporate Vice President and President, Allergan Medical, Asia Pacific and Latin America	$ 515,692	$ 344,700	$ 860,392	103%

(1) Represents base salary earned during fiscal 2011.

For 2012, the Compensation Committee approved a similar bonus structure to the one used in 2011.

Long-Term Equity Incentives

For 2011, the Compensation Committee determined that our executive officers should receive long-term incentive awards in the form of non-qualified stock options, with a limited pool of restricted stock and RSU awards being awarded for that portion of bonuses to be paid in shares of restricted stock and RSUs under our Executive Bonus Plan and Management Bonus Plan, as per the design of those plans, and in limited cases for high performers. The Committee believes that stock options align the interests of our executives with those of our stockholders because they:

- align the interests and compensation opportunity of our executives with those of our stockholders because the recipient will only realize a return on the option if our stock price increases over its term and, unlike time-vested stock awards, do not provide any value unless stockholder value increases;
- reinforce our long-term growth strategy with compensation awards tied to the successful execution of that strategy; and
- provide significant leverage if our growth objectives are achieved, and place a significant portion of compensation opportunity at risk if our objectives are not achieved and effectively balance risk and reward.

The Compensation Committee recognizes that most of our peer group companies deliver long-term incentives using a combination of two or more long-term incentive vehicles. While our stockholders permit the use of other equity-based vehicles via their approval of our 2011 Incentive Award Plan, the Compensation Committee believes time-vested stock options remain the most appropriate long-term incentive vehicle for our leadership. The Compensation Committee carefully reviewed peer group market data, stockholder advisory comments, and our 2010 compensation program stockholder vote in reaching this conclusion. In some cases, public companies have evolved to a combination of long-term incentive vehicles to ensure delivery of equity-based awards to executives during periods of limited share price appreciation. We believe that our comprehensive business planning, bias for execution, governance and compensation processes are the best mechanisms to reinforce our position as a growth company and maintain our industry-leading Price-Earnings ratio. While the Compensation Committee expects to continue to use stock options as its primary long-term incentive, it will continue to judiciously use the other vehicles approved by the Company's stockholders.

Early in 2011, the Compensation Committee considered and approved a set of guidelines for long-term incentive awards for eligible participants based on the participants' grade level in the organization. Actual equity awards to the named executive officers are based on these guidelines as well as specific peer group company position data. The guidelines for each position are set by the Compensation Committee based on an annual survey of competitive market practices and input from the compensation consultant. The guidelines target the annual grants of long-term incentive awards for each position (as a multiple of the base salary midpoint for the grade level) at the approximate 75th percentile of the market, based on both pharmaceutical survey and general industry data, with each component weighted equally. The purpose of this higher market positioning for equity-based compensation is to:

- provide a total compensation program that maintains a significant amount of at-risk compensation and provides the opportunity to deliver above-market pay when our stockholders do well;
- place greater overall emphasis on long-term performance;
- encourage retention of key employees and stability; and
- more closely align executive compensation with the interests of our stockholders.

In February 2011, the Compensation Committee reviewed its guidelines for long-term incentive awards for all eligible participants. The Compensation Committee considered the rate of share usage for proposed equity awards (which represents shares granted divided by common shares outstanding). The rate of share usage for proposed equity awards for 2011 represented approximately 5.4 million shares, or 1.75% of the common shares outstanding. The Compensation Committee also considered our 2010 rate of share usage of 1.66%, which approximated the 75th percentile of the market, and our three-year (2007-2009) average rate of share usage of 1.64% of the common shares outstanding, which was between the median and the 75th percentile of the market. This positioning is due to the fact that the Company's equity awards are primarily in the form of stock options, which requires more shares than stock awards (such as restricted stock) to deliver equivalent economic value. On the other hand, the Company's stockholder value transfer for the same three-year period (which represents the cost or expense of shares granted divided by the Company's market capitalization at the time of grant) was at the market median. We believe that stockholder value transfer is a more relevant measure as it takes into account differences in cost between options and stock awards.

The options granted to the named executive officers corresponded to the 2011 equity grant guidelines for each executive's position, except in the case of (i) Dr. Whitcup whose award was higher due to the exceptional performance of the R&D organization as exhibited by the number and impact of global regulatory approvals, the Compensation Committee's focus on his long-term retention, and his increased responsibility for regulatory affairs, and (ii) in the case of Mr. Endicott whose award was also higher due to his exceptional performance and acceptance of his new assignment in the United States. In light of his performance and new assignment, Mr. Endicott was also awarded a restricted stock grant of 5,000 shares in February 2011.

Named Executive Officer	Number of Stock Options Granted in 2011	Value of Stock Options per Guideline Modeling(1)	Actual Multiple (% of Base Salary Midpoint)	Market Data 75th Percentile Multiple (% of Base Salary Midpoint)
David E.I. Pyott Chairman of the Board, President and Chief Executive Officer	375,000	$ 8,425,200	650%	650%
Jeffrey L. Edwards Executive Vice President, Finance and Business Development, Chief Financial Officer	82,000	$ 1,842,300	305%	305%
Scott M. Whitcup, M.D. Executive Vice President, Research and Development, Chief Scientific Officer	120,000	$ 2,696,100	449%	305%
Douglas S. Ingram Executive Vice President and President, Europe, Africa and Middle East	82,000	$ 1,842,300	305%	305%(2)
David J. Endicott Corporate Vice President and President, Allergan Medical, Asia Pacific and Latin America	52,000	$ 1,168,300	254%	200%

(1) The values shown in this table are based on the guideline modeling price of $70.21 share price (our average 30 days closing price as of January 21, 2011) and a 32% Black-Scholes percent.

(2) The market data for Mr. Ingram was based on his former role as our Chief Administrative Officer and Secretary.

On January 31, 2012, the Compensation Committee approved a special one-time performance-based recognition and retention award of RSUs to Mr. Pyott. This retention award represents the opportunity to earn up to a total of 165,000 shares of the Company's common stock and is intended to recognize over a decade of outstanding performance by Mr. Pyott on behalf of the Company and its stockholders, to help ensure Mr. Pyott's retention for a five (5) year performance period beginning on the grant date, and to reinforce the Company's pay-for-performance philosophy to our stockholders.

Except as described below, the award will vest, if at all, only if Mr. Pyott remains continuously employed with the Company throughout the performance period. In addition, the portion of the award that vests at the end of the performance period is based on whether the Company's common stock exceeds three distinct stock price performance thresholds, based on the highest consecutive 20-day average closing price of the Company's common stock during the performance period, as follows: (i) one-third of the award will qualify to vest upon achievement of the minimum performance threshold; (ii) two-thirds of the award will qualify to vest upon achievement of the second performance threshold; and (iii) the entire award will qualify to vest upon achievement of the highest performance threshold. Among the Company's peer group used for pay and performance purposes, the minimum performance threshold is set at a level achieved approximately half of the time by the peer group based on a review of five-year performance periods during the past ten years.

In the event of Mr. Pyott's termination of employment due to death or disability, or a qualifying termination of employment occurs in connection with a change in control, all or a portion of the award may vest on an accelerated basis depending on the performance of the Company's common stock during such shortened employment period. In the case of death or disability, the portion of the Award that vests on an accelerated basis will be reduced pro-rata based on the shortened employment period.

Equity Grant Policies

Except for new-hire grants, during 2011, options were granted to current executive officers on one occasion only, during a regularly scheduled meeting of the Compensation Committee held on January 31, 2011, with a grant date of February 17, 2011. For the 2011 fiscal year and the current fiscal year, the grant date is 11 trading days after the earnings release for the prior fiscal year. Where awards of bonus amounts payable under our Executive Bonus Plan and our Management Bonus Plan in excess of 100% of the target bonus are issued in restricted stock and RSUs, they are expressed in dollar valuations when approved by the Compensation Committee and the number of shares is determined two trading days after the full year earnings release based on the closing price of our common stock on that date. Other awards of stock options, restricted stock and RSUs are expressed in a number of shares when approved by the Compensation Committee.

Beginning with the 2008 fiscal year, our policy has been that option grant dates for newly hired executive officers and other eligible employees will be 11 trading days following the annual earnings release or two trading days following the next quarterly earnings release, as applicable, immediately following the executive officer's or other eligible employee's commencement of employment.

Compensation Clawback Policy

The Compensation Committee has adopted a clawback policy, whereby in the case of fraud or other intentional misconduct involving our executive officers or vice presidents that necessitates a restatement of our financial results, we are required to recover any bonus awards or other incentive compensation paid or issued to our executive officers or vice presidents in excess of the amount that would have been paid or issued based on the restated financial results. The Compensation Committee approved this policy after consideration of market practices and to further align the interests of our executive officers and vice presidents with our stockholders.

Stock Ownership Guidelines

Our board has approved a stock ownership policy for our most senior executives. In April 2010, the Compensation Committee:

- increased the stock ownership level for our Chief Executive Officer from five times base salary to six times base salary; and
- reviewed and re-approved our stock ownership levels of three times base salary for the executive vice-presidents and two times base salary for corporate vice presidents.

Ownership is determined based on the combined value of the following executive holdings: (i) shares owned outright; (ii) restricted shares; (iii) shares held in benefit plans; and (iv) shares held by spouse or children or in family trusts for estate planning purposes. Executives have five years from the time of appointment to comply with the ownership policy.

The Compensation Committee annually reviews our executive officers' stock ownership status and the timeline for compliance in connection with our annual meeting of stockholders. Under the policy, executives who are not in compliance with the stock ownership levels must hold 25% of after-tax post-exercise shares upon any stock option exercise event until compliance with his or her respective stock ownership level is reached. As of December 5, 2011, all of our executive officers were in compliance with the policy.

The Company has also implemented a prohibition applicable to all of our directors and employees worldwide, including our executive officers, on the short selling of Company securities and the purchase or sale of derivative securities of the Company.

Perquisites and Other Benefits

Beginning in 2007, all major perquisite programs, other than tax and financial planning reimbursements were eliminated by the Compensation Committee in order to streamline the administration of the program. The Compensation Committee kept the tax and financial planning allowance in order to support effective use of our compensation programs and good financial management. In lieu of the terminated perquisites, the Compensation Committee determined to provide a flat annual perquisite allowance for each named executive officer. For 2011, the Compensation Committee approved a flat perquisite allowance of $20,000 for our Chief Executive Officer and $10,000 for each other named executive officer and, in addition, provided for reimbursements for tax and financial planning of up to $20,000 for our Chief Executive Officer and $10,000 for each other named executive officer. The flat perquisite allowance is taxable income to the executives, paid in equal bi-weekly installments during the course of the year and is not grossed-up. Reimbursements for tax and financially planning are also taxable income and are paid up to the maximum amounts described above, based on invoices submitted.

In connection with Mr. Ingram's appointment to serve as Executive Vice President and President, Europe, Africa and Middle East in August 2010, we provided Mr. Ingram with certain benefits related to his international relocation, including but not limited to relocation allowance, host country housing, payment of private education and related expenses for Mr. Ingram's dependent children and other expatriate benefits. Similarly, in connection with Mr. Endicott's repatriation in August 2010 to the U.S. from Europe, where he served as Corporate Vice President and President, Europe, Africa and Middle East, to assume responsibility for Allergan Medical, we provided Mr. Endicott with certain benefits related to his international relocation. In connection with their international assignment, we also provided Messrs. Ingram and Endicott with tax equalization benefits and tax gross ups on their expatriate benefits in order to ensure no greater or lesser tax burden during their international assignment. A description of Messrs. Ingram's and Endicott's relocation benefits can be found beginning on page 51 under footnote 5 to the Summary Compensation Table.

We offer medical plans, dental plans, vision plans and disability insurance plans for all eligible U.S. employees. Executives are offered the same plans and charged the same rates as all other employees. We pay 100% of the cost of term life insurance for all eligible U.S. employees, including our executives. The term life insurance coverage levels and thus resulting costs are higher for our executives.

Executive Retirement Plans

We have two supplemental retirement plans for certain employees, including the named executive officers. These plans pay benefits directly to a participant to the extent benefits under our defined benefit retirement plan are limited by Sections 415 and 401(a)(17) of the Code. Payments under our supplemental retirement plans for benefits accrued through December 31, 2004 are in the same form and will be paid at the same time as a participant's benefits under our pension plan. Payments under our supplemental plans for benefits accrued on or after January 1, 2005 will be paid beginning at the later of age 55 or termination of employment, unless an election was made prior to December 31, 2008 stating a different commencement of the payments; the form of payment for this portion of the accrued benefit will be selected immediately prior to the commencement of the payments.

Under the Allergan, Inc. Executive Deferred Compensation Plan, eligible employees, including the named executive officers, were historically permitted to defer receipt of up to 100% of their base salary and bonus; beginning January 1, 2010, eligible employees, including the named executive officers, were permitted to defer receipt of up to 65% of their base salary and bonus. Eligible employees, including the named executive officers, also receive contributions from us for a given year under the Executive Deferred Compensation Plan if, during that year, they have contributed the maximum before-tax contributions under our Savings and Investment Plan and the amount of contributions made to the Savings and Investment Plan on behalf of the participant was limited by the Code. A description of the material terms of these plans can be found beginning on page 56 under the Pension Benefits Table and on page 57 under the Nonqualified Deferred Compensation Table.

Severance and Change of Control Benefits

None of our U.S.-based employees, including our named executive officers, have an employment agreement that provides a specific term of employment with us. Accordingly, the employment of any such employee may be terminated at any time.

Severance Program (non-change of control). Since 1993, a severance pay policy has been in effect for executive officers whose employment is terminated as a result of a reduction in force, mutually agreed to resignation or sale of a business unit where the officer is not offered similar employment with the acquiring company. The amount of severance pay depends upon the executive officer's years of service, with the greatest benefits payable for executive vice presidents having 15 or more full years of service, and the least benefits for service of less than seven years. The severance policy was designed to further retain executives by providing security that increases over time with the executive's service to us.

Effective January 1, 2011, the Compensation Committee: (i) reduced cash severance levels for the Chief Executive Officer and Executive Vice Presidents by defining severance pay as a percentage of base salary only (instead of total cash compensation) and establishing a severance ceiling of 24 months of base salary for the Chief Executive Officer and Executive Vice President, including those with 15 or more years of service; and (ii) eliminated stock option acceleration and special benefits continuation provisions previously provided to CEO and Executive Vice Presidents with 15 or more years of service.

Change of Control Benefits. We have entered into change of control arrangements with each of our named executive officers, which provide for severance and other benefits if their employment is terminated under specified circumstances within two years following a change of control. Our change of control arrangements are designed to help attract key employees, preserve employee morale and productivity and encourage retention in the face of the potentially disruptive impact of an actual or potential change of control. These benefits also allow executives to assess takeover bids objectively without regard to the potential impact on their own job security.

For nonqualified stock option and restricted stock/RSU grants made in 2010 and thereafter, vesting will be accelerated upon a change of control only if there is qualifying termination, or if the acquiring company does not convert the awards to awards of the acquiring company with equivalent value. Thus, all stock options and restricted stock/RSU awards granted in 2010 and thereafter will require a "double-trigger" before vesting may be accelerated, rather than the "single-trigger" vesting that was previously in place.

A description of the material terms of our change of control agreements and severance pay policy, as well as a description of other benefits provided under our Incentive Compensation Plan, as amended, supplemental retirement plans and our Executive Bonus Plan and Management Bonus Plan, can be found beginning on page 58 under the Potential Payments Upon Termination or Change of Control Table.

Policies on Deductibility of Compensation

Section 162(m) of the Code limits the tax deductibility by a company of annual compensation in excess of $1,000,000 paid to our Chief Executive Officer and any of our three other most highly compensated executive officers, other than our Chief Financial Officer. However, performance-based compensation that has been approved by our stockholders is excluded from the $1,000,000 limit if, among other requirements, the compensation is payable only upon the attainment of pre-established, objective performance goals and the Compensation Committee establishing such goals consists only of "outside directors." We believe that all members of the Compensation Committee qualify as outside directors. Additionally, stock options will qualify for the performance-based exception where, among other requirements, the exercise price of the option is not less than the fair market value of our common stock on the date of grant, and the plan includes a per-executive limitation on the number of shares for which options may be granted during a specified period. Our stock option grants under our 2011 Incentive Award Plan, as approved by our stockholders in May 2011, are intended to meet the criteria of Section 162(m) of the Code. There can be no assurance, however, that compensation attributable to awards granted under the 2011 Incentive Award Plan will be treated as qualified performance-based compensation under Section 162(m) and thus be deductible to us.

The Compensation Committee considers the anticipated tax treatment to the Company and our executive officers when reviewing executive compensation and our compensation programs. The deductibility of some types of compensation payments can depend upon the timing of an executive's vesting or exercise of previously granted rights. Interpretations of and changes in applicable tax laws and regulations, as well as other factors beyond the Compensation Committee's control, also can affect the deductibility of compensation.

Although the tax impact of any compensation arrangement is one factor to be considered, such impact is evaluated in light of the Compensation Committee's overall compensation philosophy. The Compensation Committee will consider ways to attempt to maximize the deductibility of executive compensation, while retaining the discretion it deems necessary to compensate officers in a manner commensurate with performance and the competitive environment for executive talent. From time to time, the Compensation Committee may award compensation to our executive officers that is not fully deductible if it determines that such award is consistent with the Compensation Committee's compensation philosophy and is in our and our stockholders' best interests, such as time-vested grants of restricted stock/RSUs, retention bonuses or other grants.

Our Executive Bonus Plan is designed and has generally been implemented with the intent to meet the performance-based criteria of Section 162 (m) of the Code. There can be no assurance, however, that compensation attributable to awards granted under the Executive Bonus Plan will be treated as qualified performance-based compensation under Section 162(m) and thus be deductible to us.

Tabular Compensation Disclosure

The following tables summarize our named executive officer and non-employee director compensation as follows:

1. *Summary Compensation Table.* The Summary Compensation Table summarizes the compensation earned by or paid to our named executive officers in 2011, 2010 and 2009, including salary earned, the aggregate grant date fair value of stock awards and option awards granted to our named executive officers, non-equity incentive plan awards earned by our named executive officers for performance, changes in the actuarial present value of our named executive officers' accrued aggregate pension benefits and all other compensation paid to our named executive officers, including perquisites.

2. *Grants of Plan-Based Awards Table.* The Grants of Plan-Based Awards Table summarizes all grants of plan-based awards made to our named executive officers in 2011, including cash and stock awards made under our Management Bonus Plan and our Executive Bonus Plan. For a discussion of cash and stock awards earned by our named executive officers under our Management Bonus Plan and our Executive Bonus Plan for 2011 performance, see the Summary Compensation Table.

3. *Outstanding Equity Awards at Fiscal Year-End Table.* The Outstanding Equity Awards at Fiscal Year-End Table summarizes the unvested stock awards and all stock options held by our named executive officers as of December 31, 2011, adjusted, as applicable, to account for our two-for-one stock split that was completed on June 22, 2007. Please note that our named executive officers' ownership of vested shares of stock is set forth under "Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters" in this Proxy Statement.

4. *Option Exercises and Stock Vested Table.* The Option Exercises and Stock Vested Table summarizes our named executive officers' option exercises and stock award vesting during 2011.

5. *Pension Benefits Table.* The Pension Benefits Table summarizes the actuarial present value of our named executive officers' accumulated benefits under our defined benefit retirement plan and two supplemental retirement plans and any payments made under those plans to our named executive officers during 2011.

6. *Nonqualified Deferred Compensation Table.* The Nonqualified Deferred Compensation Table summarizes the contributions to and account balances under our Executive Deferred Compensation Plan during 2011.

7. *Potential Payments Upon Termination or Change of Control Table.* The Potential Payments Upon Termination or Change of Control Table and discussion summarize payments and benefits that would be made to our named executive officers in the event of certain employment terminations and/or a change of control.

8. *Director Compensation Table.* The Director Compensation Table summarizes the compensation paid to our non-employee directors during 2011, including cash compensation and the aggregate grant date fair value of stock awards and option awards previously granted to our non-employee directors.

1. Summary Compensation Table

The following table shows the compensation earned by, or awarded or paid to, each of our named executive officers for services rendered in all capacities to us and our subsidiaries for the years ended December 31, 2011, 2010 and 2009.

Name and Principal Position	Year	Salary(1)	Stock Awards(2)	Option Awards(2)	Non-Equity Incentive Plan Compensation(3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings(4)	All Other Compensation(5)	Total
David E.I. Pyott	2011	$1,300,000	$178,369	$8,730,825	$1,690,000	$2,026,942	$ 50,736	$13,976,872
Chairman of the Board, President and	2010	$1,300,000	$ 82,427	$8,021,249	$1,690,000	$1,504,274	$ 50,071	$12,648,021
Chief Executive Officer	2009	$1,300,000	$ 0	$8,185,921	$1,560,000	$ 901,857	$ 46,537	$11,994,315
Jeffrey L. Edwards	2011	$ 584,808	$ 41,342	$1,909,140	$ 442,500	$ 767,816	$ 33,968	$ 3,779,574
Executive Vice President,	2010	$ 539,230	$ 16,970	$1,758,446	$ 392,400	$ 552,669	$ 30,977	$ 3,290,692
Finance and Business Development,	2009	$ 495,000	$ 0	$2,133,254	$ 321,800	$ 298,747	$ 27,583	$ 3,276,384
Chief Financial Officer								
Scott M. Whitcup, M.D.	2011	$ 594,323	$ 62,731	$2,793,864	$ 450,000	$ 523,197	$ 135,894	$ 4,560,009
Executive Vice President,	2010	$ 549,553	$ 7,096	$1,758,446	$ 396,600	$ 367,511	$ 133,561	$ 3,212,767
Research and Development,	2009	$ 540,000	$401,600	$2,002,709	$ 351,000	$ 233,881	$ 131,531	$ 3,660,721
Chief Scientific Officer								
Douglas S. Ingram	2011	$ 567,784	$ 50,563	$1,909,140	$ 427,500	$ 576,656	$1,917,520	$ 5,449,163
Executive Vice President,	2010	$ 549,555	$ 18,567	$1,758,446	$ 396,500	$ 452,763	$ 297,172	$ 3,473,003
President, Europe, Africa, Middle East	2009	$ 540,000	$ 0	$2,002,709	$ 351,000	$ 210,384	$ 17,637	$ 3,121,730
David J. Endicott	2011	$ 515,692	$423,928	$1,210,674	$ 312,000	$ 584,969	$2,445,282	$ 5,492,545
Corporate Vice President,								
President, Allergan Medical,								
Asia Pacific and Latin America								

(1) The amounts shown include amounts of salary earned but deferred at the election of the named executive officer under the Savings and Investment Plan and the Executive Deferred Compensation.

(2) The amounts shown are the grant date fair values of stock and option awards granted in the year indicated as computed in accordance with FASB ASC Topic 718. For a discussion of valuation assumptions used to determine the grant date fair values in 2011, see Note 10, *Employee Stock Plans*, to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2011. Awards payable to our named executive officers under our Executive Bonus Plan and our Management Bonus Plan in excess of 100% of the participant's target bonus were paid out in shares of restricted stock or restricted stock units that vest in full on the second anniversary of the grant date, subject generally to continued employment with us through such vesting date. The amounts shown in the Stock Awards column include the grant date fair value for these restricted stock awards in the year of grant.

(3) The amounts shown represent the cash portion of the bonus performance awards earned in 2011 and paid in February 2012 under our Executive Bonus Plan for Mr. Pyott and our Management Bonus Plan for all other named executive officers. Awards payable under our Executive Bonus Plan and our Management Bonus Plan in excess of 100% of the named executive officer's target bonus were paid in grants of restricted stock that generally vest in full on the second anniversary of the grant date, subject generally to continued employment with us through such vesting date. The amounts shown do not include any portion of the awards paid in grants of restricted stock awards. The grant date fair values of such awards are reflected in the Stock Awards column in the year of grant. See "Grants of Plan-Based Awards" and "Compensation Discussion and Analysis – Annual Performance-Based Cash Incentive Awards" in this Proxy Statement for a more complete description of these plans.

(4) This column includes the annual change in the actuarial present value of the named executive officer's accrued aggregate pension benefit and the nonqualified deferred compensation earnings that are above-market. The change in the actuarial present value of the accrued pension benefit for 2011 is determined by subtracting the present value of each executive's accrued benefit as of December 31, 2010 from the present value of their accrued benefits as of December 31, 2011. See "Pension Benefit Table" and "Compensation Discussion and Analysis – Executive Retirement Plans" in this Proxy Statement for a description of this plan.

(5) For 2011, the amounts shown include our incremental cost for the provision to our named executive officers of certain specified perquisites (as detailed below), contributions by us to the Savings and Investment Plan and the cost of term life insurance and term executive post-retirement life insurance premiums and, in the case of certain named executive officers, vacation buybacks.

The table below shows our 2011 incremental cost for the provision of certain perquisites and tax payments to our named executive officers.

				Expatriate Expenses(c)(d)			
Named Executive Officer	Year	Annual Perquisite Payment(a)	Tax and Financial Planning(b)	Aggregate Incremental Cost($)	Tax Equalization ($)	Tax Gross-Up($)	Other
Mr. Pyott	2011	$ 20,000	$ 20,000	$ 0	$ 0	$ 0	$ 0
Mr. Edwards	2011	$ 10,000	$ 1,986	$ 0	$ 0	$ 0	$ 0
Dr. Whitcup	2011	$ 10,000	$ 4,120	$ 0	$ 0	$ 0	$ 100,967(e)
Mr. Ingram	2011	$ 10,000	$ 0	$ 443,215	$ 823,824	$ 630,057	$ 0
Mr. Endicott	2011	$ 9,250	$ 10,000	$ 23,801	$ 1,569,329	$ 796,064	$ 16,487(f)

(a) The annual perquisite amounts were established based on flat annual perquisite payments of $20,000 for our Chief Executive Officer and $10,000 for each other named executive officer.

(b) We provide our named executive officers a tax and financial planning annual allowance of up to $20,000 for our Chief Executive Officer and $10,000 for each other named executive officer.

(c) In connection with Mr. Ingram's appointment to serve as Executive Vice President and President, Europe, Africa, Middle East effective August 1, 2010, we provided Mr. Ingram with certain benefits related to his expatriate assignment. For 2011, these expatriate benefits included, $292,870 for host country housing, $66,178 relocation allowance, $71,917 to pay for the cost of foreign private education for Mr. Ingram's dependent children and $12,250 for transportation. In addition, in connection with his international assignment, we provided Mr. Ingram with host-country tax payments and tax settlements of $823,824 and tax gross up-payments of $630,057 related to his expatriate benefits, in each case, to ensure no greater or lesser tax burden during his international assignment. Amounts shown include payments made in pound sterling, which have been converted into U.S. dollars at the exchange rates in effect when the payments were made.

(d) In connection with Mr. Endicott's repatriation in August 2010 to the U.S. from Europe, we provided Mr. Endicott with relocation benefits in 2011 related to his international relocation of $23,801 consisting of home closing costs and transportation of goods. In addition, during 2011, we provided Mr. Endicott with host-country tax payments and tax settlements of $1,569,329 and tax gross up-payments of $796,064 related to Mr. Endicott's expatriate benefits, in each case, to ensure no greater or lesser tax burden during his international assignment.

(e) Prior to becoming an executive officer, on November 9, 2000, Dr. Whitcup entered into a Promissory Note secured by a Deed of Trust (the "Note") in which he borrowed $300,000, without interest, from us for the purchase of a home. Dr. Whitcup must repay the Note if he is terminated with or without cause or if he sells or transfers his residence in California. If Dr. Whitcup remains employed and has not sold or otherwise conveyed the property, we will forgive the Note in three equal reductions of $100,000. The Note was reduced on November 9, 2009, November 9, 2010 and November 9, 2011. Accordingly, as of November 9, 2011, the Note has been forgiven and the balance on December 31, 2011 was $0. See "Certain Relationships and Related Person Transactions" in this Proxy Statement for additional information regarding this loan. In addition, we made nominal payments to Dr. Whitcup for his contributions to the development of patents in line with our policy for patent development.

(f) Represents costs of spousal travel from Europe, where Mr. Endicott was on assignment, to a business leadership event in the United States as well as other related expenses.

The table below shows our 2011 contributions to the Savings and Investment Plan and the cost of term life insurance and term executive post-retirement life insurance premiums, as follows:

Named Executive Officer	Year	Savings and Investment Plan Contributions	Insurance Premiums(a)
Mr. Pyott	2011	$9,800	$936
Mr. Edwards	2011	$9,800	$936
Dr. Whitcup	2011	$9,800	$936
Mr. Ingram	2011	$9,800	$624
Mr. Endicott	2011	$9,800	$936

(a) We pay 100% of the cost of term life insurance for all eligible employees as well as the cost of higher coverage levels in place for our executives. Amounts shown reflect the cost of the premiums for our named executive officers.

Savings and Investment Plan. The Allergan, Inc. Savings and Investment Plan is a defined contribution plan that qualifies as a 401(k) plan under the Code and also features a retirement contribution for eligible employees. The contributions to the plan are made by us for each of the named executive officers on the same terms as are applicable to all other employees. Under the 401(k) feature of the plan, we make a matching contribution to the plan equal to 100% of eligible participants' before-tax contributions, after-tax contributions and Roth 401(k) contributions (effective September 1, 2011) up to a specified maximum amount that fluctuates from time to time, subject to Code limits on the maximum amount of pay that may be recognized. The maximum match was four percent for 2011.

A participant becomes vested in the Allergan matching contribution to the 401(k) after the participant completes three years of service or, if earlier, the participant reaches age 62, becomes permanently and totally disabled or dies, or in the case of an occurrence of a change of control. If a participant's service terminates before he or she is vested, the participant will forfeit the Allergan match and any earnings thereon.

2. Grants of Plan-Based Awards Table

The following table sets forth summary information regarding all grants of plan-based awards made to our named executive officers for the year ended December 31, 2011.

Name	Approval Date	Grant Date(1)	Estimated Possible Payouts Under Non-Equity Incentive Plan Awards(2) Threshold ($)	Target ($)	Maximum ($)	All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options(3)	Exercise or Base Price of Option Awards ($/Share)	Grant Date Fair Value of Stock and Option Awards ($)
David E.I. Pyott			$ 0	$ 1,690,000	$ 2,467,400				
	1/31/2011	2/17/2011					375,000	$ 75.58	$8,730,825(4)
	1/31/2011	2/17/2011				2,360			$ 178,369(5)
Jeffrey L. Edwards			$ 0	$ 442,500	$ 969,200				
	1/31/2011	2/17/2011					82,000	$ 75.58	$1,909,140(4)
	1/31/2011	2/17/2011				547			$ 41,342(5)
Scott M. Whitcup, M.D.			$ 0	$ 450,000	$ 985,500				
	1/31/2011	2/17/2011					120,000	$ 75.58	$2,793,864(4)
	1/31/2011	2/17/2011				830			$ 62,731(5)
Douglas S. Ingram			$ 0	$ 427,500	$ 936,300				
	1/31/2011	2/17/2011					82,000	$ 75.58	$1,909,140(4)
	1/31/2011	2/17/2011				669			$ 50,563(5)
David J. Endicott			$ 0	$ 312,000	$ 683,300				
	1/31/2011	2/17/2011					52,000	$ 75.58	$1,210,674(4)
	1/31/2011	2/17/2011				609			$ 46,028(5)
	1/31/2011	2/17/2011				5,000			$ 377,900(5)

(1) The option and stock awards shown were approved at a regularly scheduled meeting of the Compensation Committee held on January 31, 2011, prior to our full year earnings release, and the grant date for such awards was February 17, 2011.

(2) The amounts shown represent the potential value of performance bonus awards earned in 2011 and paid in 2012 under our Executive Bonus Plan for Mr. Pyott and under our Management Bonus Plan for all other named executive officers. Awards payable under our Executive Bonus Plan and our Management Bonus Plan in excess of 100% of the named executive officer's target bonus are payable in grants of restricted stock or restricted stock units that vest in full generally on the second anniversary of the grant date, subject generally to continued employment with us through such vesting date. Accordingly, the amounts shown in the "Target" column reflect the maximum amounts payable in cash under our Executive Bonus Plan and our Management Bonus Plan to the named executive officers. The difference in the value reflected in the "Maximum" column and "Target" column would be payable solely in shares of restricted stock. Actual bonuses are based on our performance against target and are subject to the discretion of the Compensation Committee to reduce the amounts payable. Please also see "Compensation Discussion and Analysis – Annual Performance-Based Cash Incentive Awards" in this Proxy Statement for a more complete description of these bonus plans.

(3) Amounts represent the number of options that were granted pursuant to the 2008 Incentive Award Plan and have an exercise price per share equal to closing price of our common stock on the NYSE on February 17, 2011, the grant date, in accordance with the terms of the plan.

(4) The dollar value of the options shown represents the grant date fair value based on the Black-Scholes model of option valuation to determine grant date fair value, as prescribed under FASB ASC Topic 718. The actual value, if any, an executive may realize will depend on the excess of the stock price over the exercise price on the date the option is exercised. For a discussion of valuation assumptions used to determine the grant date fair values in 2011, see Note 10, *Employee Stock Plans*, to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2011.

(5) The dollar value of the stock shown represents the grant date fair value as prescribed under FASB ASC Topic 718, based on the closing price of our common stock on the grant date of $75.58.

3. Outstanding Equity Awards at Fiscal Year-End Table

The following table sets forth summary information regarding the outstanding equity awards held by each of our named executive officers at December 31, 2011. Please note that ownership of vested shares of stock is set forth under "Security Ownership of Certain Beneficial Owners and Management and Related Stockholders" in this Proxy Statement.

	Option Awards				Stock Awards	
Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock That Have Not Vested	Market Value of Shares or Units of Stock That Have Not Vested(1)
David E.I. Pyott	0	375,000(2)	$ 75.58	2/17/21	30,000(5)	$ 2,632,200
	105,600	316,800(3)	$ 59.13	2/22/20		
	266,500	266,500(4)	$ 40.16	2/20/19		
	410,000	0	$ 64.47	2/14/18		
	386,800	0	$ 58.55	2/2/17		
	252,000	0	$ 36.15	2/8/15		
	500,000	0	$ 41.24	1/29/14		
	119,000	0	$ 30.13	1/30/13		
	2,039,900	958,300				
Jeffrey L. Edwards	0	82,000(2)	$ 75.58	2/17/21	834(6)	$ 73,175
	23,150	69,450(3)	$ 59.13	2/22/20		
	69,450	69,450(4)	$ 40.16	2/20/19		
	105,500	0	$ 64.47	2/14/18		
	89,200	0	$ 58.55	2/2/17		
	84,000	0	$ 55.98	2/6/16		
	40,000	0	$ 36.15	2/8/15		
	411,300	220,900				
Scott M. Whitcup, M.D.	0	120,000(2)	$ 75.58	2/17/21	14,950(5)(6)	$ 1,311,713
	23,150	69,450(3)	$ 59.13	2/22/20		
	65,200	65,200(4)	$ 40.16	2/20/19		
	105,500	0	$ 64.47	2/14/18		
	89,200	0	$ 58.55	2/2/17		
	84,000	0	$ 55.98	2/6/16		
	100,000	0	$ 36.15	2/8/15		
	32,000	0	$ 41.24	1/29/14		
	20,800	0	$ 30.13	1/30/13		
	519,850	254,650				
Douglas S. Ingram	0	82,000(2)	$ 75.58	2/17/21	983(6)	$ 86,248
	23,150	69,450(3)	$ 59.13	2/22/20		
	65,200	65,200(4)	$ 40.16	2/20/19		
	105,500	0	$ 64.47	2/14/18		
	89,200	0	$ 58.55	2/2/17		
	84,000	0	$ 55.98	2/6/16		
	100,000	0	$ 36.15	2/8/15		
	66,000	0	$ 41.24	1/29/14		
	533,050	216,650				
David J. Endicott	0	52,000(2)	$ 75.58	2/17/21	20,186(5)(6)	$ 1,771,120
	0	37,500(3)	$ 59.13	2/22/20		
	0	30,000(4)	$ 40.16	2/20/19		
	54,000	0	$ 64.47	2/14/18		
	54,000	119,500				

(1) Represents the closing price of a share of our common stock on December 30, 2011 ($87.74) multiplied by the number of shares or units that have not vested.

(2) 25% of the total option grant vests and becomes exercisable on each of the first, second, third and fourth anniversaries of February 17, 2011, the date of the grant, and have a term of ten years.

(3) 25% of the total option grant vests and becomes exercisable on each of the first, second, third and fourth anniversaries of February 22, 2010, the date of the grant, and have a term of ten years.

(4) These options vest and are exercisable as to 25% of the total grant on each of the first, second, third and fourth anniversaries of February 20, 2009, the date of the grant, and have a term of ten years.

(5) Amounts include 30,000 restricted shares of our common stock granted to Mr. Pyott that vest in full on February 14, 2012, the fourth anniversary of the grant date, 10,000 restricted shares of our common stock and 4,000 restricted shares of our common stock granted to Dr. Whitcup that vest in full on February 20, 2013 and February 14, 2012, respectively, the fourth anniversary of the grant date, and 5,000 restricted shares of our common stock, 7,000 restricted units of common stock and 7,000 restricted shares of common stock granted to Mr. Endicott that vest in full on February 17, 2015, February 22, 2014 and February 20, 2013, respectively, the fourth anniversary of the grant date.

(6) Amounts include 287, 314 and 120 shares granted to Messrs. Edwards and Ingram and Dr. Whitcup, respectively, as well as 577 units granted to Mr. Endicott on February 22, 2010, which cliff vest in full on February 22, 2012. These shares were awarded under our Management Bonus Plan for 2009 and represent the excess of 100% of the participants' bonus targets, paid in grants of restricted stock. Amounts also include 547, 609 and 830 shares granted to Messrs. Edwards and Endicott and Dr. Whitcup, respectively, as well as 669 units granted to Mr. Ingram on February 17, 2011, which cliff vest in full on February 17, 2013. These shares were awarded under our Management Bonus Plan for 2010 and represent the excess of 100% of the participants' bonus targets, paid in grants of restricted stock. These stock awards cliff vest in full on the second anniversary of the grant date, subject to continued employment with us through such vesting date. Vesting, however, is accelerated on such date as the participant is eligible for normal retirement (having reached the age of 55 and five years of service) or in the event of termination due to death or permanent disability. Vesting is prorated in the case of a job elimination as a result of a reduction in force based on the length of the participant's service subsequent to the grant date. Mr. Pyott was retirement eligible effective October 13, 2008 and as such his shares granted on February 17, 2011 under the Executive Bonus Plan were fully vested at grant and are not reflected in the table above.

4. Option Exercises and Stock Vested Table

The following table summarizes the option exercises and stock award vesting for each of our named executive officers for the year ended December 31, 2011.

	Option Awards		Stock Awards	
Name	Number of Securities Acquired on Exercise	Value Realized on Exercise(1)	Number of Shares Acquired on Vesting	Value Realized on Vesting(2)
David E.I. Pyott	566,754	$ 30,602,292(3)	2,360	$ 178,369
Jeffrey L. Edwards	34,000	$ 1,351,330	0	$ 0
Scott M. Whitcup, M.D.	7,500	$ 402,680	0	$ 0
Douglas S. Ingram	66,000	$ 3,384,150	0	$ 0
David J. Endicott	154,500	$ 3,049,800	0	$ 0

(1) Represents the price at which shares acquired upon exercise of the stock options were sold net of the exercise price for acquiring shares.

(2) Represents the vesting date closing market price of a share of our common stock multiplied by the number of shares that have vested.

(3) The options exercised by Mr. Pyott were due to expire on April 24, 2012.

5. Pension Benefits Table

The following table summarizes the actuarial present value of each of our named executive officer's accumulated benefits under our defined benefit retirement plan and two supplemental retirement plans as of the December 31, 2011 measurement date and any payments made during the year ended December 31, 2011.

Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefits	Payments During Last Fiscal Year
David E.I. Pyott	Defined Benefit Retirement Plan(1)	14	$ 577,110	$ 0
	Supplemental Executive Benefit Plan(2)	14	$ 7,882,195	$ 0
	Supplemental Retirement Income Plan(2)	14	$ 0	$ 0
Jeffrey L. Edwards	Defined Benefit Retirement Plan(1)	18.6	$ 555,709	$ 0
	Supplemental Executive Benefit Plan(2)	18.6	$ 2,002,028	$ 0
	Supplemental Retirement Income Plan(2)	18.6	$ 0	$ 0
Scott M. Whitcup, M.D.	Defined Benefit Retirement Plan(1)	12	$ 376,331	$ 0
	Supplemental Executive Benefit Plan(2)	12	$ 1,391,339	$ 0
	Supplemental Retirement Income Plan(2)	12	$ 0	$ 0
Douglas S. Ingram	Defined Benefit Retirement Plan(1)	15.8	$ 427,340	$ 0
	Supplemental Executive Benefit Plan(2)	15.8	$ 1,497,119	$ 0
	Supplemental Retirement Income Plan(2)	15.8	$ 0	$ 0
David J. Endicott	Defined Benefit Retirement Plan(1)	25.4	$ 612,836	$ 0
	Supplemental Executive Benefit Plan(2)	25.4	$ 1,220,618	$ 0
	Supplemental Retirement Income Plan(2)	25.4	$ 0	$ 0

(1) *Defined Benefit Retirement Plan.* Our defined benefit retirement plan, our pension plan, provides pension benefits to U.S. employees, including executive officers, based upon the average of the employee's highest 60 consecutive months of eligible earnings and years of service integrated with covered compensation as defined by the Social Security Administration. The annual benefit payable at normal retirement age is as follows: 1.23% of average earnings not in excess of covered compensation times the number of years of service to 35 years, plus 1.73% of average earnings in excess of covered compensation times the number of years of service to 35 years, plus 0.50% of average earnings times service in excess of 35 years.

Eligibility to participate in our pension plan was terminated for employees that joined us after September 30, 2002. The normal retirement age is 65, however unreduced benefits are payable at age 62. Early retirement benefits are available at age 55 with five years of service. Benefits are reduced 6% per year for commencement prior to age 62. A participant is fully vested in his pension benefit after five years of service. Mr. Pyott is currently eligible for early retirement because he is over age 55 and has more than five years of service.

Eligible earnings include amounts paid to an employee by Allergan for services rendered, including base earnings, commissions and similar incentive compensation, cost of living allowances earned within the US, holiday pay, overtime earnings and other bonus amounts paid under certain programs.

Lump sums less than $10,000 can either be paid out or rolled over into an eligible retirement plan.

The present value of accumulated benefits is based on a 4.63% discount rate and the RP-2000 Mortality Table, projected to 2020, combined for employees and annuitants, separate for males and females and no collar adjustment. No preretirement mortality, retirement or termination has been assumed for the valuation. The value in the Pension Benefits Table does not match the Accumulated Benefit Obligation for accounting purposes. It is intended to represent the present value of the accrued benefit reflecting retirement at age 62, the plan's earliest retirement date with unreduced benefits.

(2) *Supplemental Executive Benefit Plan and Supplemental Retirement Income Plan.* These plans pay benefits directly to a participant to the extent benefits under our defined benefit pension plan are limited by Internal Revenue Code (IRC) Sections 401(a)(17) and 415, respectively. Supplemental retirement plan payments for

benefits earned and vested prior to January 1, 2005 are paid in the same form and at the same time as a participant's benefits under our pension plan. Supplemental retirement plan payments for benefits earned or vested after December 31, 2004 will be paid in a form of payment and at a future date based on elections made in 2008 in accordance with IRC Section 409A. There are no benefits that have accrued in the Supplemental Retirement Income Plan for the participants listed in the Pension Benefits Table. The 415 limit is $195,000 for 2011.

Eligible employees under the Supplemental Executive Benefit Plan include employees whose benefits are limited by IRC Section 401(a)(17). Eligible employees under the Supplemental Retirement Income Plan include management employees whose benefits are limited by IRC Section 415.

The present value of accumulated benefits is based on a 4.61% discount rate and the RP-2000 Mortality Table, projected to 2020, combined for employees and annuitants, separate for males and females and no collar adjustment. No preretirement mortality, retirement or termination has been assumed for the valuation. The value in the Pension Benefits Table does not match the Accumulated Benefit Obligation for accounting purposes. It is intended to represent the present value of the accrued benefit reflecting retirement at age 62, the plan's earliest retirement date with unreduced benefits.

6. Nonqualified Deferred Compensation Table

The following table sets forth a summary of contributions to, and account balances under, our Executive Deferred Compensation Plan, as more fully described below, for the year ended December 31, 2011.

Name	Executive Contributions in Last Fiscal Year	Registrant Contributions in Last Fiscal Year	Aggregate Earnings in Last Fiscal Year(1)	Aggregate Withdrawals/ Distributions	Aggregate Balance at December 31, 2011
David E.I. Pyott	$ 0	$ 0	$ 0	$ 0	$ 0
Jeffrey L. Edwards	$ 0	$ 0	$ 0	$ 0	$ 0
Scott M. Whitcup, M.D.	$ 0	$ 0	$ -15,250	$ 0	$ 194,013
Douglas S. Ingram	$ 0	$ 0	$ 0	$ 0	$ 0
David J. Endicott	$ 147,413	$ 0	$ 22,158	$ 0	$ 1,421,338

(1) The amounts in this column reflect gains and losses by funds in which investments were made under the Executive Deferred Compensation Plan.

Executive Deferred Compensation Plan. Under the Executive Deferred Compensation Plan, eligible employees, including our named executive officers, are permitted to defer receipt of up to 65% of their base salary and bonus (100% prior to in January 1, 2010). Eligible employees, including our named executive officers, receive contributions from us, or Employer Match Restoration Credits, for a given year under the Executive Deferred Compensation Plan if, during that year, they have contributed the maximum before-tax contributions to our Savings and Investment Plan and if the amount of contributions made to the Executed Deferred Compensation Plan resulted in fewer matching contributions made to the Savings and Investment Plan. Similarly, eligible employees receive Company contributions, or Retirement Contribution Restoration Credits, for a given year under the Executive Deferred Compensation Plan if, during that year, the amount of contributions made pursuant to the retirement plan contribution feature of the Savings and Investment Plan was limited by the Code. A participant is deemed 100% vested in the Employer Match Restoration Credits, regardless of the number of years of service with us. A participant becomes vested in the Retirement Contribution Restoration Credits at a rate of 20% for each completed year of service with us or, if earlier, the participant reaches age 62, becomes permanently disabled or dies, or at a change of control. Only employees who were hired prior to October 1, 2002 and who made a one-time irrevocable election to participate in the retirement contribution feature of our 401(k) plan (and forego participation in our pension plan), or who were hired on or after October 1, 2002, are eligible to receive Retirement Contribution Restoration Credits. None of our named executive officers are eligible to receive Retirement Contribution Restoration Credits.

The Executive Deferred Compensation Plan is an unfunded plan for tax purposes and for purposes of Title I of the Employee Retirement Income Security Act of 1974, as amended. A "rabbi trust" has been established to satisfy our obligations under the plan. The Global Investments & Benefits Subcommittee of our Executive

Committee selects investment vehicles, or fund media, amongst which participants make investment allocations that provide the basis on which gains and losses are attributed to account balances under the Executive Deferred Compensation Plan. The Global Investments & Benefits Subcommittee may add or delete from the fund selection from time to time. In 2011, the plan permitted participants to choose from among thirteen investment funds. The rates of return of the funds for 2011 ranged from -13.31% to 4.17%.

The fund media and their annual rates of return for the calendar year ended December 31, 2011 are contained in the following table.

Name of Investment Option	Rate of Return in 2011
Vanguard Prime Money Market	0.14%
PIMCO Total Return-Inst	4.17%
Dodge & Cox Balanced	-1.66%
Dodge & Cox Stock	-4.08%
JPMorgan US Equity-R5	-1.48%
BlackRock S&P 500 Index	1.98%
Nuveen Winslow Large Cap Growth-I	-0.66%
Columbia Marsico Focused Equities-Z	-2.44%
TIAA-CREF Instl Small-Cap Blend Index-Instl	-4.12%
Wells Fargo Advantage Special Small Cap Value-Inst	-1.73%
Times Square Small Cap Growth-Inst	2.56%
American Funds New Perspective-R6	-7.33%
American Funds EuroPacific Growth-R6	-13.31%

Benefit payments under the Executive Deferred Compensation Plan commence the January following termination of employment for any reason and are payable in 20, 40 or 60 quarterly installments (but a lump sum payment will be made if the total account balance is less than $50,000). In addition, a participant may elect to receive benefit payments while still employed, payable as a lump sum or in 8, 12 or 16 quarterly installments.

7. Potential Payments Upon Termination or Change of Control Table

Change of Control Agreements. We have entered into arrangements with each of our named executive officers that provide certain benefits in the event of a change of control (as defined below). Under these arrangements, if, within two years after a change of control, we terminate a named executive officer's employment other than for cause, death or disability or the executive terminates his or her employment in the case of a material reduction of executive compensation or a material reduction, modification or change of executive duties (each a "qualifying termination"), the named executive officer is entitled to:

- A cash payment equal to three times (i) such named executive officer's highest annual salary rate within the five-year period preceding termination plus (ii) a bonus increment equal to the average of the two highest of the last five bonuses paid to such executive under our Management Bonus Plan or our Executive Bonus Plan, as applicable, payable in a lump sum within 30 days after such termination, unless the named executive officer chooses to be paid over a longer period; provided, however, that if the named executive officer's severance payment under our Severance Pay Plan (described below) would be higher than the foregoing payment, then the named executive officer's payment would be equal to the amount determined in accordance with the Severance Pay Plan;
- For an additional three-year period, payments equal to our retirement contributions (not including matching contributions) to the Savings and Investment Plan and the Retirement Contribution Restoration Credits to the Executive Deferred Compensation Plan that would have been received if the named executive officer had continued working;
- Continuation of all employment benefits for a three-year period and outplacement benefits of a type and duration generally provided to employees at the named executive officer's level; and
- Vesting of all stock options, restricted stock and other incentive compensation awards.

In April 2010, the Compensation Committee approved a new change of control severance policy which would apply on a going forward basis to all new hires and promotions. The policy prohibits excise tax gross-ups and benefit enhancements, such as pension credits, in the event of qualifying terminations following a change of control and redefines bonus in the cash severance formula so that it is based on target bonus rather than the average of the two highest bonuses in the past five years.

Our change in control arrangements provide that the payments and benefits listed above may be delayed as necessary to ensure compliance with the requirements of Internal Revenue Code Section 409A.

A "change of control" is generally defined as one of the following: (i) the acquisition by any person of beneficial ownership of 20% or more of our voting stock (unless our board approves the acquisition), or 33% or more of our voting stock (with or without board approval); (ii) certain business combinations involving us; (iii) a stockholder approved disposition of all or substantially all of our assets; or (iv) a change in a majority of the incumbent board members, except for changes in the majority of such members approved by such members, subject to certain exceptions.

"Cause" is generally defined as one of the following: (i) refusal of the executive to comply with written instructions of our board that are consistent with the scope of the executive's responsibilities prior to the change of control; (2) dishonesty of the executive that results in material financial loss to us or injury to our reputation; or (3) the executive's conviction of any felony involving an act of moral turpitude.

We may, in our sole discretion, provide notice of termination of an executive no later than 60 days prior to the expiration of the agreement. If written notice is not provided, the agreement automatically extends for successive 12 month periods beyond its customary two year term.

Severance Pay Plan. The Compensation Committee has approved a severance pay plan for certain executive officers, which includes Messrs. Pyott, Edwards and Ingram and Dr. Whitcup, whose employment is terminated as a result of a reduction in force, mutual resignation or sale of a business unit where the executive officer is not offered similar employment with the acquiring company. The revised severance pay plan for executive officers effective January 1, 2011 is more consistent with the evolving compensation practices and trends regarding severance benefits.

Under the terms of the executive severance pay plan effective January 1, 2011, the amount of severance pay depended upon the executive officer's years of service with us. Each executive officer has the right to receive a cash severance payment in an amount equal to 12 to 24 months (the "Severance Pay Period") of the participant's base salary at the time of termination, based upon the participant's years of credited service at Allergan. In addition, participants are entitled to receive coverage under certain health care benefit plans for the duration of the participant's Severance Pay Period; provided that such participant pays the required participant contributions for such coverage. Participants are also entitled to receive outplacement counseling services for a period determined by us. Executive officers are no longer entitled to stock option and restricted stock acceleration and special benefits continuation provisions previously provided to executive officers with 15 or more years of service.

Mr. Endicott is not covered under the executive severance pay plan and is covered under our broad-based severance plan. Under the broad-based severance plan, Mr. Endicott is credited with 25 full years of service at Allergan and has the right to receive a cash severance payment in an amount equal to 14 months of his base salary at the time of termination.

Acceleration of Benefits Under Certain Other Plans. Our 2008 Incentive Award Plan, our 1989 Incentive Compensation Plan, as amended, supplemental retirement plans, as amended, our Management Bonus Plan and our Executive Bonus Plan also contain provisions for the accelerated vesting of benefits to our executives, including each named executive officer, upon a change of control of us (using the same definition of "change of control" as the definition described above under "Change of Control Agreements"). Under our 1989 Incentive Compensation Plan, as amended, which governed option grants made prior to May 2008 and was superseded by our 2008 Incentive Award Plan, vesting of a participant's options and restricted stock is accelerated in the event of a termination due to death, permanent disability or in the case of a change of control. In the case of a job elimination as a result of a reduction in force or transfer to a new organization outside of us as a result of a divestiture, vesting of a participant's options is accelerated and vesting of a participant's restricted stock is prorated based on the length of the participant's service subsequent to the grant date. Awards under our 2008 Incentive Award Plan, which was approved by our stockholders on May 6, 2008 and supersedes our 1989 Incentive Compensation Plan, as amended, contains similar accelerated vesting provisions in the event of a change of control or a participant's termination of employment due to death or disability. In addition, awards under our 2008 Incentive Award Plan provide for accelerated vesting upon a participant's job elimination, but only if he or she executes and does not revoke a general release of claims against us. In July 2009, the Compensation Committee determined that in light of evolving market practices, for nonqualified stock option and restricted stock grants made in 2010 and thereafter, vesting will be accelerated upon a change of control only if the participant's position is terminated, or if the acquiring company does not convert the awards to awards of the acquiring company with equivalent value. Thus, all 2010 and new stock options and restricted stock awards, including those granted under our 2011 Incentive Award Plan, require a "double-trigger" before vesting may be accelerated, rather than the "single-trigger" that was previously in place.

Under our supplemental retirement plans, in the event of a change of control, each participant will receive a lump sum payment in lieu of accrued benefits under the plans based on a more favorable 3.6% discount rate. Termination under our supplemental retirement plans can be for any reason whatsoever, voluntary or involuntary.

Under our Management Bonus Plan and our Executive Bonus Plan, each as in effect, if a change of control occurs during any year in which a participant is eligible to receive a bonus award under the plan, such bonus award will be prorated to the effective date of the change of control and all performance objectives set by the Compensation Committee will be deemed to be met at the greater of 100% of the performance objective or our actual prorated year-to-date performance. Payment is conditioned upon the recipient continuing to be employed by us or our successor on the effective date of the change of control and will be made within 30 days after the effective date of the change of control. No amounts are shown for these benefits in the table below, as the change of control occurs on the last day of the performance period and thus the payout would be the same as if the change of control had not occurred.

In accordance with the requirements of the SEC, the following table presents our reasonable estimate of the benefits payable to our named executive officers assuming that each of the following events occurred on December 30, 2011, the last business day of fiscal year 2011: (1) a change of control; (2) a change of control and qualifying termination of employment; (3) a job elimination as a result of a reduction in force; (4) a termination as a result of a mutually agreed to resignation; (5) a termination as a result of a transfer to an organization outside of us as a result of a divestiture; and (6) a termination as a result of death or permanent disability. Amounts shown in the table below represent payouts under the terms of the severance pay policy in effect on December 30, 2011. Excluded are benefits previously accrued under our Executive Deferred Compensation Plan, defined benefit retirement plan and two supplemental retirement plans. For information on such accrued benefits, see the Pension Benefits Table and the Nonqualified Deferred Compensation Table in this Proxy Statement. Also excluded are benefits provided to all employees, such as accrued vacation. While we have made reasonable assumptions regarding the amounts payable, there can be no assurance that in the event of a change of control, our named executive officers will receive the amounts reflected below.

Name	Trigger	Salary and Bonus(1)	Retirement Benefits(2)	Value of Option Acceleration (3)	Value of Restricted Stock Acceleration (4)	Continuation of Employment Benefits(5)	280G Tax Gross Up(6)	Total Value(7)
David E.I. Pyott	*Change of Control*	$ 0	$ 0	$26,303,718	$2,632,200	$ 0	$ 0	$28,935,918
	Change of Control and Qualifying Termination	$10,267,200	$2,455,531	$26,303,718	$2,632,200	$231,044	$ 0	$41,889,693
	Job Elimination — Reduction in Force	$ 2,166,667	$ 0	$26,303,718	$2,522,525	$ 0	$ 0	$30,992,910
	Mutually Agreed to Resignation	$ 2,166,667	$ 0	$ 0	$ 0	$ 0	$ 0	$2,166,667
	Transfer to an Organization Outside of Allergan as a Result of a Divestiture	$ 0	$ 0	$26,303,718	$2,522,525	$ 0	$ 0	$28,826,243
	Death or Disability(8)	$ 0	$ 0	$26,303,718	$2,632,200	$ 0	$ 0	$28,935,918
Jeffrey L. Edwards	*Change of Control*	$ 0	$ 0	$ 6,288,516	$ 73,175	$ 0	$ 0	$ 6,361,691
	Change of Control and Qualifying Termination	$ 3,010,350	$ 619,019	$ 6,288,516	$ 73,175	$171,185	$ 0	$10,162,245
	Job Elimination — Reduction in Force	$ 1,106,250	$ 0	$ 6,288,516	$ 42,993	$ 0	$ 0	$ 7,437,759
	Mutually Agreed to Resignation	$ 1,106,250	$ 0	$ 0	$ 0	$ 0	$ 0	$ 1,106,250
	Transfer to an Organization Outside of Allergan as a Result of a Divestiture	$ 0	$ 0	$ 6,288,516	$ 42,993	$ 0	$ 0	$ 6,331,509
	Death or Disability(8)	$ 0	$ 0	$ 6,288,516	$ 73,175	$ 0	$ 0	$ 6,361,691
Scott M. Whitcup, M.D.(8)	*Change of Control*	$ 0	$ 0	$ 6,548,381	$1.311,713	$ 0	$ 0	$ 7,860,094
	Change of Control and Qualifying Termination	$ 3,142,650	$ 581,080	$ 6,548,381	$1,311,713	$130,545	$ 0	$11,714,368
	Job Elimination — Reduction in Force	$ 925,000	$ 0	$ 6,548,381	$ 997,692	$ 0	$ 0	$ 8,471,073
	Mutually Agreed to Resignation	$ 925,000	$ 0	$ 0	$ 0	$ 0	$ 0	$ 925,000
	Transfer to an Organization Outside of Allergan as a Result of a Divestiture	$ 0	$ 0	$ 6,548,381	$ 997,692	$ 0	$ 0	$ 7,546,073
	Death or Disability(8)	$ 0	$ 0	$ 6,548,381	$1,311,713	$ 0	$ 0	$ 7,860,094
Douglas S. Ingram	*Change of Control*	$ 0	$ 0	$ 6,086,301	$ 86,248	$ 0	$ 0	$ 6,172,549
	Change of Control and Qualifying Termination	$ 3,024,300	$ 587,361	$ 6,086,301	$ 86,248	$171,548	$ 0	$ 9,955,758
	Job Elimination — Reduction in Force	$ 997,500	$ 0	$ 6,086,301	$ 49,573	$ 0	$ 0	$ 7,133,374
	Mutually Agreed to Resignation	$ 997,500	$ 0	$ 0	$ 0	$ 0	$ 0	$ 997,500
	Transfer to an Organization Outside of Allergan as a Result of a Divestiture	$ 0	$ 0	$ 6,086,301	$ 49,573	$ 0	$ 0	$ 6,135,874
	Death or Disability(8)	$ 0	$ 0	$ 6,086,301	$ 86,248	$ 0	$ 0	$ 6,172,549
David J. Endicott	*Change of Control*	$ 0	$ 0	$ 3,132,595	$1,771,120	$ 0	$ 0	$ 4,903,715
	Change of Control and Qualifying Termination	$ 2,341,050	$ 618,659	$ 3,132,595	$1,771,120	$171,606	$ 0	$ 8,035,030
	Job Elimination — Reduction in Force	$ 606,667	$ 0	$ 3,132,595	$ 876,347	$ 0	$ 0	$ 4,615,609
	Mutually Agreed to Resignation	$ 606,667	$ 0	$ 0	$ 0	$ 0	$ 0	$ 606,667
	Transfer to an Organization Outside of Allergan as a Result of a Divestiture	$ 0	$ 0	$ 3,132,595	$ 876,347	$ 0	$ 0	$ 4,008,942
	Death or Disability(8)	$ 0	$ 0	$ 3,132,595	$1,771,120	$ 0	$ 0	$ 4,903,715

(1) In the case of a change of control and qualifying termination, represents three-times the sum of (i) the highest annual salary rate within the five year period preceding termination, plus (ii) a bonus increment equal to the average of the two highest of the last five bonuses paid to such executive under our Management Bonus Plan or our Executive Bonus Plan, as applicable. In the case of a termination of employment under the terms of our executive severance pay plan in effect on December 30, 2011, represents, for our executive officers having from 10 up to 15 full years of service (Messrs. Pyott and Ingram and Dr. Whitcup), between 18 and 21 months of base salary at the time of termination, and for our executive officer with 18 full years of service (Mr. Edwards), 22.5 months of base salary at the time of termination, and for Mr. Endicott, who is covered under our broad-based severance plan, 25 full years of service, 14 months of base salary at the time of termination.

(2) In the case of a change of control and a change of control and a qualifying termination, represents the present value of the incremental non-qualified pension benefit payable based on a 3.6% discount rate and the mortality table defined in Section 1.430(h)(3) of the Code. This table is based on the RP-2000

sex-distinct table that reflects projected mortality improvements 15 years into the future from the valuation date for nonannuitants and seven years into the future for annuitants. In the case of a change of control and qualifying termination, also represents the present value of payments equal to our retirement contributions (not including matching contributions) to the Savings and Investment Plan and the Retirement Contribution Restoration Credits to the Executive Deferred Compensation Plan that would have been received if the executive had continued working for an additional three-year period (reflecting the executive's benefits multiple).

(3) Represents the aggregate value of the acceleration of vesting of the participant's unvested stock options based on the spread between the closing price of our common stock on December 30, 2011 and the exercise price of the stock options. For option granted in 2010 and 2011, in the event of a change of control, the options only accelerate upon change in control if they are not assumed or substituted.

(4) Represents the aggregate value of the acceleration of vesting of the participant's unvested restricted stock based on the closing price of our common stock on December 30, 2011. For stock awards granted in 2010 and 2011, in the event of a change of control, the restricted stock awards only accelerate upon change in control if they are not assumed or substituted.

(5) In the case of a change of control and qualifying termination, represents the estimated payments for continued medical, dental, vision and life insurance coverage, access to tax and financial planning and a flat annual perquisite allowance, each for a period of three years after termination of employment. In the case of a termination of employment under our severance pay plan in effect on December 30, 2011, represents medical, dental and vision coverage during the severance pay period.

(6) Represents payment of an amount sufficient to offset the impact of any "excess parachute payment" excise tax payable by the executive pursuant to the provisions of the Code or any comparable provision of state law.

(7) Excludes the value to the executive of a continued right to indemnification by us and continued coverage under our directors' and officers' liability insurance (if applicable).

(8) Our named executive officers each receive life insurance proceeds of $1.5 million upon death, which amounts have been excluded from the table. We pay the premiums for term life insurance for all eligible employees as well as the cost of higher coverage levels in place for our executives.

8. Director Compensation Table

The following table summarizes the cash compensation paid to our non-employee directors for the year ended December 31, 2011, as well as the aggregate grant date fair value for stock awards granted in 2011 to our non-employee directors.

Director	Fees Earned or Paid in Cash(1)	Stock Awards/Units(2)(3)	Option Awards(3)	Other Compensation(4)	Total
Herbert W. Boyer, Ph.D.	$129,000	$ 0	$ 0	$3,387	$132,387
Deborah Dunsire, M.D.	$ 84,000	$379,104	$ 0	$1,058	$464,162
Michael R. Gallagher	$103,000	$ 0	$ 0	$3,455	$106,455
Gavin S. Herbert(5)	$ 39,000	$ 0	$ 0	$ 0	$ 39,000
Dawn Hudson	$ 94,500	$ 0	$ 0	$ 0	$ 94,500
Robert A. Ingram	$100,000	$ 0	$ 0	$1,423	$101,423
Trevor M. Jones, Ph.D.	$ 84,000	$379,104	$ 0	$ 966	$464,070
Louis J. Lavigne, Jr.	$ 95,000	$379,104	$ 0	$ 0	$474,104
Russell T. Ray	$118,000	$ 0	$ 0	$ 0	$118,000
Stephen J. Ryan, M.D.	$103,500	$ 0	$ 0	$ 852	$104,352
Leonard D. Schaeffer(5)	$ 41,500	$ 0	$ 0	$ 790	$ 42,290

(1) In 2011, each non-employee director received an annual retainer of $60,000 for services as a director, except that Dr. Boyer, the Vice Chairman of the Board, received an annual retainer of $100,000, reflecting the Vice Chairman's critical role in assuring effective corporate governance and in managing the affairs of our board as our lead independent director including: (1) presiding over executive sessions of our board and over board meetings when the Chairman of the Board is not in attendance; (2) consulting with the Chairman of the Board and other board members on corporate governance practices and policies, and assuming the

primary leadership role in addressing issues of this nature if, under the circumstances, it is inappropriate for the Chairman of the Board to assume such leadership; (3) meeting informally with other outside directors between board meetings to assure free and open communication within the group of outside directors; (4) assisting the Chairman of the Board in preparing our board agenda so that the agenda includes items requested by non-management members of our board; (5) administering the annual board evaluation and reporting the results to the Corporate Governance and Compliance Committee; and (6) assuming other responsibilities that the non-management directors might designate from time to time.

The chairperson of each board committee received a $2,500 quarterly retainer fee for committee meetings presided over in 2011, except that the chairperson of the Audit and Finance Committee received a $5,000 quarterly retainer fee for regular committee meetings presided over in 2011. In addition, all non-employee directors, including our board committee chairs, received $2,000 for each board meeting attended in 2011 and an additional $1,500 for each board committee meeting attended in 2011.

(2) The amounts shown are the grant date fair value of restricted stock units granted in fiscal year 2011, as prescribed under FASB ASC Topic 718. For a discussion of valuation assumptions, see Note 10, Employee *Stock Plans*, to our Notes to Consolidated Financial Statements included in our annual report on Form 10-K for the year ended December 31, 2011.

Under our 2011 Incentive Award Plan, which was approved by our stockholders at our 2011 annual meeting, 4,800 shares of restricted stock units were granted to each of Messrs. Jones and Lavigne and Dr. Dunsire on May 3, 2011, the date of our 2011 annual meeting.

(3) The table below shows the aggregate numbers of unvested stock awards/units and option awards outstanding for each non-employee director as of December 31, 2011.

Director	Unvested Stock Awards/Units	Vested and Unvested Option Awards
Herbert W. Boyer, Ph.D.	4,800	0
Deborah Dunsire, M.D.	4,800	45,600
Michael R. Gallagher	9,600	64,600
Gavin S. Herbert	0	0
Dawn Hudson	9,600	34,200
Robert A. Ingram	4,800	59,600
Trevor M. Jones, Ph.D.	4,800	59,600
Louis J. Lavigne, Jr.	4,800	54,600
Russell T. Ray	4,800	69,600
Stephen J. Ryan, M.D.	9,600	69,600
Leonard D. Schaeffer	0	0

(4) Under our Deferred Directors' Fee program, participants may elect to defer all or a portion of their retainer and meeting fees until termination of their status as a director. Deferred amounts are treated as having been invested in our common stock, such that on the date of deferral the director is credited with a number of phantom shares of our common stock equal to the amount of fees deferred divided by the market price of a share of our common stock as of the date of deferral. Upon termination of the director's service on our board, the director will receive shares of our common stock equal to the number of phantom shares of our common stock credited to such director under the Deferred Directors' Fee program. The amounts shown represent dividend equivalents earned on the phantom shares during 2011.

(5) Messrs. Herbert and Schaeffer resigned from the Board effective immediately prior to our 2011 annual meeting of stockholders.

In addition to the foregoing, we reimburse our non-employee directors for the costs of attending up to two continuing education programs for directors per year. We do not believe these to be perquisites as the directors are expected to attend such programs and continuing education programs are integrally and directly related to their service as our directors.

Compensation Risk Management

In January 2012, management assessed our compensation design, policies and practices to determine whether any risks arising from our compensation design, policies and practices are reasonably likely to have a material adverse effect on us. The Compensation Committee reviewed and agreed with management's conclusion that our compensation policies and practices do not create such risks. In doing so, the Compensation Committee, with the assistance of Cook & Co., considered various features of our compensation policies and practices that discourage excessive or unnecessary risk taking, including but not limited to the following:

- appropriate pay philosophy, peer group and other market comparability data, and market positioning to align with and support business objectives;
- effective balance in the design of our compensation programs, including: (i) cash and equity pay mix, (ii) short- and longer-term performance focus, (iii) corporate, business unit, and individual performance focus and measurement; and (iv) financial and non-financial performance measurement together with top management and board discretion to manage pay appropriately; and
- stock grant guidelines, stock ownership guidelines, an incentive plan clawback policy, and independent Compensation Committee oversight of our compensation policies and practices.

This Proxy Statement contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements relate to expectations concerning matters that are not historical facts. These forward-looking statements include, but are not limited to, statements related to risks associated with our compensation programs. Readers are cautioned that these forward-looking statements are based on current expectations and are subject to risks, uncertainties, and assumptions that are difficult to predict. We undertake no obligation to revise or update any forward-looking statements for any reason.

ORGANIZATION AND COMPENSATION COMMITTEE REPORT

The Organization and Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis with management, and based on the review and discussions, the Organization and Compensation Committee recommended to our board of directors that the Compensation Discussion and Analysis be included in our 2011 Annual Report on Form 10-K and in this Proxy Statement for the 2012 annual meeting of stockholders.

ORGANIZATION AND COMPENSATION COMMITTEE,

Michael R. Gallagher, Chairperson
Dawn Hudson
Robert A. Ingram
Russell T. Ray

AUDIT AND FINANCE COMMITTEE REPORT

Our Audit and Finance Committee issued the following report for inclusion in this Proxy Statement in connection with the 2012 annual meeting of stockholders.

1. The Audit and Finance Committee has reviewed and discussed the audited consolidated financial statements for the year ended December 31, 2011 with management of Allergan and with Allergan's independent registered public accounting firm, Ernst & Young LLP.

2. The Audit and Finance Committee has discussed with Ernst & Young LLP those matters required by Statement on Auditing Standards No. 61, as amended (AICPA, Professional Standards, Vol. 1. AU section 380), and adopted by the Public Company Accounting Oversight Board (the "PCAOB") in Rule 3200T.

3. The Audit and Finance Committee has received and reviewed the written disclosures and the letter from Ernst & Young LLP required by the PCAOB regarding Ernst & Young LLP's communications with the Audit and Finance Committee concerning the accountant's independence, and has discussed with Ernst & Young LLP its independence from Allergan and its management.

4. Based on the review and discussions referenced to in paragraphs 1 through 3 above, the Audit and Finance Committee recommended to our board of directors that the audited consolidated financial statements for the year ended December 31, 2011 be included in the Annual Report on Form 10-K for that year for filing with the SEC.

AUDIT AND FINANCE COMMITTEE,

Russell T. Ray, Chairperson
Michael R. Gallagher
Dawn Hudson
Louis J. Lavigne, Jr.
Stephen J. Ryan, M.D.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS

The charter of the Audit and Finance Committee requires that it review and discuss with management and our independent registered public accounting firm any material related party transactions involving terms that differ from those that would typically be negotiated with independent parties. In connection with this requirement, all related party transactions (transactions involving our directors and executive officers or their immediate family members) are disclosed to our Audit and Finance Committee and our board at least annually. We are not aware of any transactions between us and any stockholder owning five percent or greater of our outstanding common stock but if any such transaction were to arise, it would, pursuant to the terms of the Audit and Finance Committee's charter, be reviewed by that committee. In addition, transactions involving our directors are disclosed and reviewed by our Corporate Governance and Compliance Committee in its assessment of our directors' independence. To the extent such transactions are ongoing business relationships, the transactions are disclosed and, as applicable, reviewed annually. The Audit and Finance Committee intends to approve only those related party transactions that are in the best interests of our stockholders.

Prior to becoming an executive officer, on November 9, 2000, Dr. Scott Whitcup, our Executive Vice President, Research and Development, Chief Scientific Officer, entered into a Promissory Note secured by a Deed of Trust (the "Note") in which he borrowed $300,000, without interest, from us for the purchase of a home, which was subsequently amended on January 8, 2003. Dr. Whitcup must repay the Note if he is terminated with or without cause or if he sells or transfers his residence in California. If Dr. Whitcup remains employed and has not sold or otherwise conveyed the property, we will forgive the Note in three equal reductions of $100,000. The Note was reduced on November 9, 2009, November 9, 2010 and November 9, 2011. Accordingly, as of November 9, 2011, the Note has been forgiven and the balance on December 31, 2011 was $0.

ANNUAL REPORT

Our 2011 Annual Report to Stockholders, which includes our 2011 Annual Report on Form 10-K, accompanies the proxy materials being provided to all stockholders. Those documents are not a part of the proxy solicitation materials. We will provide, without charge, additional copies of our 2011 Annual Report on Form 10-K upon the receipt of a written request by any stockholder.

OTHER BUSINESS

Stockholder Proposals for Inclusion in Proxy Statement

Pursuant to Rule 14a-8 under the Exchange Act, stockholders may present proper proposals for inclusion in our Proxy Statement and for consideration at our next annual meeting of stockholders. To be eligible for inclusion in our 2013 Proxy Statement, a stockholder's proposal must be received by us no later than November 21, 2012 and must otherwise comply with Rule 14a-8 under the Exchange Act.

Stockholder Proposals for Annual Meeting

Our Amended and Restated Certificate of Incorporation contains an advance notice provision with respect to matters to be brought at an annual meeting of stockholders and not included in our Proxy Statement. Our Amended and Restated Bylaws expand upon and supplement the advance notice provisions in our Amended and Restated Certificate of Incorporation. Pursuant to our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, only such business shall be conducted at an annual meeting of stockholders as is properly brought before the meeting. For business to be properly brought before an annual meeting by a stockholder, in addition to any other applicable requirements, timely notice of the matter must be first given to our Secretary. To be timely, written notice must be received by our Secretary not less than 30 days nor more than 60 days prior to the meeting. If less than 40 days notice or prior public disclosure of the meeting has been given to stockholders, then notice of the proposed business matter must be received by our Secretary not later than 10 days after the mailing of notice of the meeting or such public disclosure.

Any notice to our Secretary must include as to each matter that the stockholder proposes to bring before the meeting: (i) the name and record address of the stockholder proposing such business or other stockholders supporting such proposal; (ii) the class and number of shares of our stock that are beneficially owned by the stockholder on the date of such stockholder notice and by other stockholders supporting such proposal on the date of such stockholder notice; (iii) a brief description of the business desired to be brought before the meeting, the text of the proposal or business (including the text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend our Amended and Restated Bylaws, the language of the proposed amendment), the reasons for conducting such business at the meeting and any interest in such business of such stockholder or the beneficial owner, if any, on whose behalf the proposal is made; and (iv) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the proposal is made (a) a description of any agreement, arrangement or understanding with respect to the proposal between or among such stockholder and such beneficial owner, any of their respective affiliates or associates, or any others acting in concert with any of the foregoing, (b) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder or such beneficial owners, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to shares of our stock, (c) a representation that the stockholder is a holder of record of shares of our stock entitled to vote at such meeting and intends to appear in person or by a qualified representative at the meeting to propose such business, and (d) a representation as to whether the stockholder or the beneficial owner, if any, intends or is part of a group that intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding stock required to approve or adopt the proposal and/or (2) to otherwise solicit proxies from stockholders in support of such proposal. The foregoing notice requirements will be deemed satisfied by a stockholder with respect to business other than a director nomination if the stockholder has notified us of the stockholder's intention to present a proposal at an annual meeting in compliance with the applicable rules and regulations promulgated under the Exchange Act, and such stockholder's proposal has been included in the proxy statement that we have prepared to solicit proxies at such annual meeting.

While our board will consider proper stockholder proposals that are properly brought before the annual meeting, we reserve the right to omit from our 2013 proxy statement stockholder proposals that we are not required to include under the Exchange Act, including Rule 14a-8 thereunder.

Stockholder Nominations of Directors

Our Amended and Restated Certificate of Incorporation provides that any stockholder entitled to vote for the election of directors at a meeting of stockholders may nominate persons for election as directors only if timely written notice of such stockholder's intent to make such nomination is given, either by personal delivery or by United States mail, postage prepaid, to Allergan, Inc., Attn: Secretary, P.O. Box 19534, Irvine, CA 92623. To be timely, a stockholder's notice must be delivered to, or mailed and received at, the address provided above not less than 30 days nor more than 60 days prior to the scheduled annual meeting, regardless of any postponements, deferrals or adjournments of that meeting to a later date. If less than 40 days notice or prior public disclosure of the date of the scheduled annual meeting is given or made, notice by the stockholder, to be timely, must be so delivered or received not later than the close of business on the tenth day following the earlier of the day on which such notice of the date of the scheduled annual meeting was mailed or the day on which such public disclosure was made.

Pursuant to our Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws, a stockholder's notice to our Secretary concerning the nomination of persons for election as directors must set forth: (i) the name and record address of the stockholder proposing the nomination or other stockholders supporting such nomination; (ii) the name, age, business address, residence address and principal occupation or employment of the proposed nominee; (iii) the class and number of shares of our stock that are beneficially owned by the proposed nominee; (iv) the class and number of shares of our stock that are beneficially owned by the stockholder on the date of such stockholder notice; (v) as to each person whom the stockholder proposes to nominate for election as a director, such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected; (vi) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination is made (a) a description of any agreement, arrangement or understanding with respect to the nomination between or among such stockholder and such beneficial owner, any of their respective affiliates or associates, or any others acting in concert with any of the foregoing, (b) a description of any agreement, arrangement or understanding (including any derivative or short positions, profit interests, options, warrants, stock appreciation or similar rights, hedging transactions, and borrowed or loaned shares) that has been entered into as of the date of the stockholder's notice by, or on behalf of, such stockholder or such beneficial owners, the effect or intent of which is to mitigate loss to, manage risk or benefit of share price changes for, or increase or decrease the voting power of, such stockholder or such beneficial owner, with respect to shares of our stock, (c) a representation that the stockholder is a holder of record of shares of our stock entitled to vote at such meeting and intends to appear in person or by a qualified representative at the meeting to propose such nomination, and (d) a representation as to whether the stockholder or the beneficial owner, if any, intends or is part of a group that intends (1) to deliver a proxy statement and/or form of proxy to holders of at least the percentage of our outstanding stock required to elect the nominee and/or (2) otherwise to solicit proxies from stockholders in support of such nomination; and (vii) any other information relating to the nominee that is required to be disclosed in solicitations for proxies for election of directors pursuant to Regulation 14A under the Exchange Act. We may require any proposed nominee to furnish such other information as we may reasonably require to determine the eligibility of such proposed nominee to serve as our director.

In the alternative, stockholders can at any time recommend for consideration by our Corporate Governance and Compliance Committee qualified candidates for our board that meet the qualifications described in this Proxy Statement under the heading "Corporate Governance – Corporate Governance and Compliance Committee" by submitting to us any recommendations for director candidates, along with appropriate biographical information, a brief description of such candidate's qualifications and such candidate's written consent to nomination, to the Corporate Governance and Compliance Committee, c/o Allergan, Inc., Attn: Secretary, P.O. Box 19534, Irvine, CA 92623. Submissions satisfying the required qualifications will be forwarded to the chairperson of the Corporate Governance and Compliance Committee or such other member of the Corporate Governance and Compliance Committee delegated to review and consider candidates for director nominees.

INCORPORATION BY REFERENCE

Notwithstanding anything to the contrary set forth in any of our previous or future filings under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, that might incorporate all or portions of our filings, including this Proxy Statement, with the SEC, in whole or in part, the Audit and Finance Committee Report and the Report of the Organization and Compensation Committee contained in this Proxy Statement shall not be deemed to be incorporated by reference into any such filing or deemed filed with the SEC under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

By Order of the Board of Directors



Matthew J. Maletta
Vice President,
Associate General Counsel and Secretary

Irvine, California
March 15, 2012

ALLERGAN
2525 DUPONT DRIVE
IRVINE, CA 92612

VOTE BY INTERNET - www.proxyvote.com
Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 P.M. Eastern Time on April 30, 2012. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

ELECTRONIC DELIVERY OF FUTURE PROXY MATERIALS
If you would like to reduce the costs incurred by our company in mailing proxy materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via e-mail or the Internet. To sign up for electronic delivery, please follow the instructions above to vote using the Internet and, when prompted, indicate that you agree to receive or access proxy materials electronically in future years.

VOTE BY PHONE - 1-800-690-6903
Use any touch-tone telephone to transmit your voting instructions up until 11:59 P.M. Eastern Time on April 30, 2012. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL
Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

[SAMPLE]

TO VOTE, MARK BLOCKS BELOW IN BLUE OR BLACK INK AS FOLLOWS:

[illegible] KEEP THIS PORTION FOR YOUR RECORDS

THIS PROXY CARD IS VALID ONLY WHEN SIGNED AND DATED. DETACH AND RETURN THIS PORTION ONLY

ALLERGAN, INC.

Vote on Directors

Our board of directors recommends you vote FOR the following:

1. Election of ten directors to serve for a term of office expiring at the 2013 annual meeting of stockholders and until their successors are duly elected and qualified.

Nominees:	For	Against	Abstain
1a. David E.I. Pyott	☐	☐	☐
1b. Herbert W. Boyer, Ph.D.	☐	☐	☐
1c. Deborah Dunsire, M.D.	☐	☐	☐
1d. Michael R. Gallagher	☐	☐	☐
1e. Dawn Hudson	☐	☐	☐
1f. Robert A. Ingram	☐	☐	☐
1g. Trevor M. Jones, Ph.D.	☐	☐	☐
1h. Louis J. Lavigne, Jr.	☐	☐	☐
1i. Russell T. Ray	☐	☐	☐
1j. Stephen J. Ryan, M.D.	☐	☐	☐

Vote on Proposals

Our board of directors recommends you vote FOR the following proposals:	For	Against	Abstain
2. Ratification of the appointment of Ernst & Young LLP as our independent registered public accounting firm for fiscal year 2012.	☐	☐	☐
3. Advisory vote on the compensation of our named executive officers.	☐	☐	☐

Our board of directors recommends you vote AGAINST the following proposal:	For	Against	Abstain
4. Stockholder proposal, if properly presented at the annual meeting (Special Stockholder Meetings).	☐	☐	☐

NOTE: Such other business as may properly come before the meeting or any adjournment thereof.

	Yes	No
Please indicate if you plan to attend this meeting.	☐	☐

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

Signature [PLEASE SIGN WITHIN BOX] Date

Signature (Joint Owners) Date

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The Notice and Proxy Statement and Annual Report are available at www.proxyvote.com.

↓ Please detach along perforated line and mail in the envelope provided. ↓

M43155-P19683

Proxy

ALLERGAN, INC.

ANNUAL MEETING OF STOCKHOLDERS
May 1, 2012
10:00 a.m. local time
Allergan, Inc.
2525 Dupont Drive
Irvine, CA 92612

This proxy is solicited by our board of directors for use at the Annual Meeting of Stockholders on Tuesday, May 1, 2012.

The shares of stock held in your account or in a dividend reinvestment account will be voted as you specify on the reverse side

If no choice is specified, the proxy will be voted "FOR" Item Nos. 1 through 3, and voted "AGAINST" Item No. 4.

By signing the proxy, you revoke all prior proxies and appoint Matthew J. Maletta and Arnold A. Pinkston, and each of them with full power of substitution, to vote the shares on the matters shown on the reverse side and any other matters which may come before the annual meeting and all adjournments.

THIS PROXY WHEN PROPERLY EXECUTED WILL BE VOTED AS DIRECTED OR, IF NO DIRECTION IS GIVEN, WILL BE VOTED FOR ITEM NOS. 1, 2 AND 3 AND VOTED AGAINST ITEM NO. 4.

Exhibit K

Current Report on Form 8-K filed May 7, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

May 1, 2012
Date of Report (Date of Earliest Event Reported)

ALLERGAN, INC.
(Exact Name of Registrant as Specified in its Charter)

Delaware	1-10269	95-1622442
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification Number)

2525 Dupont Drive
Irvine, California 92612
(Address of Principal Executive Offices) (Zip Code)

(714) 246-4500
(Registrant's Telephone Number, Including Area Code)

N/A
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.07. Submission of Matters to a Vote of Security Holders.

Allergan, Inc. (the "Company") held its Annual Meeting of Stockholders on May 1, 2012 (the "Annual Meeting") and there were present in person or by proxy 270,114,143 votes, representing approximately 88.6% of the Company's 304,714,456 total outstanding eligible votes. At the Annual Meeting, the Company's stockholders (i) elected ten directors to the Company's board of directors; (ii) ratified the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2012; (iii) approved the compensation of the Company's named executive officers; and (iv) and approved a non-binding stockholder proposal, each as more fully described below.

	For	Against	Abstain	Broker Non-Votes
Item No. 1: Election of the following ten directors to serve for a term of office expiring at the 2013 annual meeting of stockholders and until their successors are duly elected and qualified:				
David E.I. Pyott	243,744,825	14,188,026	305,487	11,875,805
Herbert W. Boyer, Ph.D.	254,000,497	4,014,536	223,305	11,875,805
Deborah Dunsire, M.D.	256,205,236	1,831,802	201,300	11,875,805
Michael R. Gallagher	250,004,353	8,007,031	226,954	11,875,805
Dawn Hudson	248,832,556	9,143,897	261,885	11,875,805
Robert A. Ingram	243,019,028	14,876,387	342,923	11,875,805
Trevor M. Jones, Ph.D.	255,490,135	2,415,394	332,809	11,875,805
Louis J. Lavigne, Jr.	255,979,928	2,004,680	253,730	11,875,805
Russell T. Ray	251,930,186	5,990,386	317,766	11,875,805
Stephen J. Ryan, M.D.	256,003,992	1,997,007	237,339	11,875,805
Item No. 2: Ratification of the appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for fiscal year 2012	269,444,195	485,904	184,044	0
Item No. 3: Advisory vote to approve the compensation of the Company's named executive officers	230,266,686	27,156,176	815,476	11,875,805
Item No. 4: Stockholder proposal (special stockholder meetings)	142,545,778	115,252,470	440,090	11,875,805

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

ALLERGAN, INC.

Date: May 4, 2012

By: /s/ Matthew J. Maletta
Name: Matthew J. Maletta
Title: Vice President,
Associate General Counsel and Secretary

Exhibit L

Hospira, Inc. Proposal to Declassify Its Board of Directors

The board believes that the proposed amendment to the certificate is in the best interests of the company and its shareholders, and therefore, unanimously recommends a vote FOR this proposal.

Proposal 3—Amendment to Restated Certificate of Incorporation to Phase Out the Classification of the Board over a Three-Year Period

Currently, our certificate provides that our board is divided into three classes. One class is elected each year for a three-year term. There are currently three Class I directors, three Class II directors, and four Class III directors. In light of recent developments in corporate governance, the board has carefully reviewed the advantages and disadvantages of declassifying the board and has determined that a classified board is no longer in the best interests of the company and its shareholders since it is increasingly considered to be inconsistent with good corporate governance. In making this determination, the board considered the benefits of greater governance continuity and stability and the benefits of an annual election of all directors. The board believes that our shareholders should have the opportunity to vote on the election of all directors each year. However, the board also believes that declassification should be accomplished gradually, in part, so that no director's term of office is shortened. The board also considered the practices of other companies in this regard.

The board unanimously approved the amendment for the purpose of eliminating the current three-tiered classification effective as of the 2015 annual meeting. If the shareholders approve this amendment, the current classification system will be phased out over three years:

(i) the Class II directors elected at the 2012 annual meeting will serve a three-year term and stand for re-election at the 2015 annual meeting for a one-year term;

(ii) the Class III director elected at the 2012 annual meeting will serve a one-year term and stand for re-election with the rest of the Class III directors at the 2013 annual meeting for a one-year term;

(iii) the Class III directors elected at the 2010 annual meeting will serve out their current three-year term and will stand for re-election together with the Class III director elected at the 2012 annual meeting at the 2013 annual meeting for a one-year term;

(iv) the Class I directors elected at the 2011 annual meeting will serve out their current three-year term and will stand for re-election at the 2014 annual meeting for a one-year term; and

(v) the Class III directors elected at the 2013 annual meeting will serve a one-year term and will stand for re-election at the 2014 annual meeting for a one-year term.

At and after the 2015 annual meeting, all directors will be elected to a one-year term and the board will no longer be classified.

In addition, pursuant to this action, our certificate would be amended to make certain ancillary changes to reflect the declassification of our board as of the 2015 annual meeting. At present, because our board is classified, the certificate provides, consistent with Delaware law, that directors are removable only "for cause." The amendment provides that subsequent to the 2015 annual meeting, any or all directors may be removed by shareholders "with or without cause" upon the requisite vote of the Voting Stock.

The proposed changes to the relevant paragraphs of Section V.A.2 and V.A.3 of the certificate are set forth below with additions indicated by underlining and deletions by strike out:

(2) Subject to the rights of the holders of any series of Preferred Stock to elect additional directors under specified circumstances, the directors shall be divided into three classes designated as Class I, Class II and Class III, respectively. Directors shall be assigned to each class in accordance with a resolution or resolutions adopted by the Board of Directors. To the extent

possible, the Board of Directors shall assign an equal number of directors to Class I, Class II and Class III. At the first annual meeting of stockholders following the adoption and filing of this Certificate of Incorporation, the term of office of the Class I directors shall expire and Class I directors shall be elected for a full term of three years. At the second annual meeting of stockholders following the adoption and filing of this Certificate of Incorporation, the term of office of the Class II directors shall expire and Class II directors shall be elected for a full term of three years. At the third annual meeting of stockholders following the adoption and filing of this Certificate of Incorporation, the term of office of the Class III directors shall expire and Class III directors shall be elected for a full term of three years. At each succeeding annual meeting of stockholders, directors shall be elected for a full term of three years to succeed the directors of the class whose terms expire at such annual meeting.

Notwithstanding the foregoing, (a) at the 2012 annual meeting of stockholders, the directors whose terms expire at that meeting shall be elected to hold office for a three-year term expiring at the 2015 annual meeting of stockholders; (b) at the 2013 annual meeting of stockholders, the directors whose terms expire at that meeting shall be elected to hold office for a one-year term expiring at the 2014 annual meeting of stockholders; (c) at the 2014 annual meeting of stockholders, the directors whose terms expire at that meeting shall be elected to hold office for a one-year term expiring at the 2015 annual meeting of stockholders; and (d) at the 2015 annual meeting of stockholders and each annual meeting of stockholders thereafter, all directors shall be elected for a one-year term expiring at the next annual meeting of stockholders. Pursuant to such procedures, effective as of the 2015 annual meeting of stockholders, the Board of Directors will no longer be classified under Section 141(d) of the General Corporation Law of Delaware.

Notwithstanding the foregoing provisions of this Article, each director shall serve until his or her successor is duly elected and qualified or until his or her death, resignation or removal. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

(3) Subject to the rights of the holders of any series of Preferred Stock, (i) until the 2015 annual meeting of stockholders and in accordance with Section 141(k)(1) of the General Corporation Law of Delaware, no director shall be removed without cause and (ii) from and after the 2015 annual meeting of stockholders, any director, or the entire Board of Directors, may be removed from office at any time, with or without cause, ~~Subject to any limitations imposed by law, the Board of Directors or any individual director may be removed from office at any time~~ in each case, ~~with cause~~ by the affirmative vote of the holders of at least a majority of the voting power of all the then-outstanding shares of voting stock of the corporation entitled to vote generally at an election of directors (the "Voting Stock").

The board believes that the proposed amendments to the certificate are in the best interests of the company and its shareholders, and therefore, unanimously recommends a vote FOR this proposal.